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DATE: 10/4/07



CSL Limited Annual Report 2006-2007

CSL

CSL

CSL Limited ABN 99 051 588 348
Annual Report 2006-2007



Contents

Year in Review

1 Highlights
2 Financial Results
3 Year in Review

Business Features

8 CSL Behring
12 CSL Bioplasma
14 CSL Biotherapies
16 New Product Development

Our Company

18 Our People
20 Our Communities
22 Directors' Profiles
24 Executive Management Group
25 CSL Group Business Operations
26 Share Information
27 Shareholder Information
29 Corporate Governance

Financial Report

36 Directors' Report
53 Auditor's Independence Declaration
54 Consolidated Income Statement
55 Income Statement
56 Balance Sheets
57 Statements of Recognised Income and Expense
58 Cash Flow Statements
59 Notes to the Financial Statements
110 Directors' Declaration
111 Independent Audit Report

Cover:
Scientist My Linh Ly carries out an analysis of a sample of ISCOMATRIX® adjuvant.

Financial Calendar

2007

22 August	Annual profit and final dividend announcement
17 September	Shares traded ex-dividend
21 September	Record date for final dividend
12 October	Final dividend paid
17 October	Annual General Meeting
31 December	Half year ends

2008

20 February	Half year profit and interim dividend announcement
14 March	Shares traded ex-dividend
20 March	Record date for interim dividend
14 April	Interim dividend paid
30 June	Year ends
20 August	Annual profit and final dividend announcement
16 September	Shares traded ex-dividend
22 September	Record date for final dividend
10 October	Final dividend paid
15 October	Annual General Meeting
31 December	Half year ends

Annual General Meeting

Wednesday 17 October 2007 at 10:00am
Function Centre
National Tennis Centre
Melbourne Park
Batman Avenue
Melbourne 3000

AGM Live Webcast

The Chairman's Report and the Chief Executive Officer's Report will both be webcast through CSL's web site: www.csl.com.au

Log on to the Home Page of CSL's web site and then click on the item under Latest News called Annual General Meeting webcast.

Highlights 2006-2007



Elizabeth Alexander
Chairman

Brian McNamee
Chief Executive Officer and Managing Director

Dear Shareholder,

The strong trading performance of our plasma products business and the successful Australian and international launches of the GARDASIL* cervical cancer vaccine have combined to deliver an excellent result for CSL.

Highlights

- Group net profit after tax from continuing operations increased 54%[1] on the previous year to $539 million;
- CSL received royalty payments of $86 million from Merck & Co. Inc. (Merck) on global sales of the GARDASIL* vaccine. In Australia, a free national immunisation program with GARDASIL* is now under way, funded by the Commonwealth Government;
- In July 2007, the US Food and Drug Administration (FDA) approved Privigen™ for marketing in the US. Privigen™ is the first proline-stabilised liquid intravenous immunoglobulin (IVIg) ready for immediate use, requiring no refrigeration or reconstitution. Privigen™ is due for launch in the US in the first quarter of 2008;
- An agreement with Sanofi-Aventis enabled CSL Behring to conclude an agreement with Bayer to extend arrangements from 2009 to 2017 for the supply of Helixate® FS recombinant Factor VIII;
- The licensing arrangements for our proprietary ISCOMATRIX® adjuvant technology have been extended with Merck and we signed a worldwide license and option agreement with Wyeth. Our new US-based manufacturing facility will supply the adjuvant to Merck, Wyeth and other commercial partners;
- CSL acquired Cytogam® from Medimmune, Inc. Cytogam® is indicated for prevention of cytomegalovirus (CMV) disease associated with organ transplants. This disease contributes significantly to morbidity and mortality in organ transplant recipients;
- The acquisition of Zenyth Therapeutics Limited provided a portfolio that fits well with our research programs in cancer, immunology and inflammation. This has strengthened CSL's investment in developing products based on recombinant monoclonal antibody technology;
- A Biologics Licence Application (BLA) was filed with the FDA for registration of CSL's influenza vaccine in the US. Expansion of CSL's influenza vaccine manufacturing facility in Melbourne is on track to deliver extra capacity in 2008.

[1] After excluding the recognition of the contingent consideration payable for the acquisition of Aventis Behring in the prior year.
**GARDASIL is a trademark of Merck & Co. Inc.*

Financial Results

Financial highlights for
the year ended 30 June 2007

Dividends to Shareholders

On 13 April 2007, shareholders received an interim unfranked dividend of 49 cents per share, an increase of 75% on the same period last year. A final dividend of 55 cents per share franked at 50% will be paid on 12 October 2007, an increase of 38%.

Five Year Summary All figures are in $A million unless stated otherwise[1].

	2006-07	2005-06	2004-05	2003-04	2002-03
Total revenue	**3,310**	2,904	2,650	1,836	1,313
Sales revenue	**3,172**	2,849	2,609	1,650	1,300
Research and development investment	**191**	161	141	101	92
Profit before income tax expense [2]	**774**	499	410	255	102
Net profit [2]	**539**	351	235	220	70
Capital investment	**205**	122	105	80	74
Total assets at 30 June	**4,200**	4,186	3,893	3,875	2,220
Total equity at 30 June	**2,269**	1,990	2,109	2,074	1,283
Net tangible assets per share at 30 June ($)	**7.33**	6.43	7.02	6.18	2.42
Weighted average number of shares (million)	**183**	182	196	178	159
Basic earnings per share (cents) [2]	**295.4**	192.8	119.8	123.3	44.2
Dividend per share (cents) [3]	**89.0**	68.0	47.0	38.0	34.0

(1) The Group's results for the years ended 30 June 2007, 30 June 2006 and 30 June 2005 are reported in accordance with the Australian Equivalents to International Financial Reporting Standards (A-IFRS). The Group's results for the years ended 30 June 2004 and 30 June 2003 are reported in accordance with the Group's old basis of accounting (AGAAP).

(2) Excludes the recognition of the contingent consideration payable for the acquisition of Aventis Behring and the profit after tax from discontinued operations for years ended 30 June 2006 and 30 June 2005.

(3) Excludes special dividend of 10 cents for the year ended 30 June 2005.

CSL Total Revenue ($A millions)



1,313
1,836
2,650
2,904
3,310
02-03
03-04
04-05
05-06
06-07

CSL Profit Before Interest and Tax[2] ($A millions)



135
269
432
515
786
02-03
03-04
04-05
05-06
06-07

CSL Net Profit[2] ($A millions)



70
220
235
351
539
02-03
03-04
04-05
05-06
06-07

CSL R&D Investment ($A millions)



92
101
141
161
191
02-03
03-04
04-05
05-06
06-07

Year in Review 2006-2007

Dividends and Financial Results

On 13 April 2007, shareholders received an interim unfranked dividend of 49 cents per share. A final dividend of 55 cents per share franked at 50% will be paid on 12 October 2007, an increase of 38% on the same period last year.

The CSL Group achieved a net profit after tax from continuing operations of $539 million, up 54% on the previous year (after excluding the recognition of the contingent consideration payable for the acquisition of Aventis Behring in the previous year). Group sales revenue grew 11% to $3.2 billion.

Business Reports

CSL's business activities include CSL Behring, CSL Bioplasma, CSL Biotherapies and our global research and development operations.

CSL Behring

With strong demand across CSL Behring's product portfolio, sales reached $2.6 billion as the business built on the foundation of previous years and ongoing operational efficiencies. CSL Behring continued to exceed financial expectations recording a 48% increase in earnings before interest and tax over the previous year.

The ongoing demand for intravenous immunoglobulin and growth in sales of plasma derived Factor VIII/VWF products were key components of the increase in sales revenue. Vivaglobin® sales grew strongly with a four-fold increase in patients on treatment in the US supporting future growth. Critical care products including albumin, Beriplex® (prothrombin complex) and Haemocomplettan® (fibrinogen) made strong gains in price and volume.

During the year, we added Cytogam® to our portfolio of specific immunoglobulins. Cytogam® was purchased from Medimmune, Inc. and is indicated for protection from CMV infections in patients undergoing solid organ transplants. We exceeded our part-year sales targets and expect further growth opportunities in the future. Despite flat sales of Helixate® (recombinant Factor VIII) as a result of lost business in a large United Kingdom tender early in the year, a highlight was the extension of CSL Behring's distribution agreement for Helixate® with Bayer HealthCare LLC until December 2017. The new agreement which included the settlement of outstanding litigation between the parties includes significant volume growth.

All regions contributed to growth except Japan which did well to maintain sales in eroding market conditions due to Japanese self-sufficiency initiatives.

To meet expected future global demand for immunoglobulin, we increased ZLB Plasma's collections in 2006-07 which together with plasma purchased from US and European Blood Banks will expand future growth prospects.

Key projects within our research and development portfolio have made good progress this year. Our third generation liquid immunoglobulin for intravenous administration, Privigen™ has been approved by the US FDA and is pending in European and other regulatory agencies. We are planning to launch Privigen™ in all these markets in calendar year 2008. A companion product, a second generation liquid immunoglobulin for subcutaneous administration made by the same high-yielding chromatographic separation process,



Signing the agreement to extend arrangements from 2009 to 2017 for the supply of Helixate® FS recombinant Factor VIII: Peter Turner, President, CSL Behring and Joe Akers (left), President of Haematology/Cardiology at Bayer HealthCare LLC, with Greg Boss, Senior Vice President and General Counsel for CSL Behring and Mary Boguslaski, Counsel with Life Sciences Law, PLLC, in Chapel Hill, North Carolina, US.

Year in Review 2006-2007 continued

is undergoing clinical trials with the aim of submitting the Biologics License Application (BLA) to the US FDA in the second half of 2008. Our market leading treatment for von Willebrand disease, Humate® was approved by the US FDA for use in patients undergoing surgery and we have submitted Beriplex® (prothrombin complex) to the European authorities for registration for treatment of coagulation deficiencies associated with Warfarin therapy.

CSL Behring's ongoing commitment to operational efficiency once again contributed to improved product margins. Built on our centre of excellence model, improved manufacturing, planning, and logistics systems supported by additional manufacturing volumes and higher prices realised increases in operating margins.

Good progress was made at our Bern facility with the physical completion of our large-scale chromatographic purification plant for Privigen™ manufacture. This plant will be commissioned and validated with expanded capacity in calendar year 2009.

CSL Behring continues to support several agencies seeking to improve health care in underprivileged societies. Two examples are the World Federation of Hemophilia (WFH) and the International Patient Organization for Primary Immune deficiencies (IPOPI). The WFH has a long term commitment to improve care for patients with haemophilia and the IPOPI recently lead the successful reinstatement of immunoglobulin on the World Health Organisation list of essential medicines.

CSL Bioplasma

CSL Bioplasma undertakes contract plasma fractionation services provided from our facility in Australia, commercial operations in Asia (excluding Japan), and our Australian-based blood grouping immunohaematology business.

This year's increase in sales revenue (10%) to $211 million was driven by growth in plasma volumes for fractionation and increased demand for plasma products in Australia and across the region, as well as continued strong demand for commercial albumin in Asia.

Our business focus remains on being the leading provider of plasma products in the Asia Pacific region. We continue to invest in developing new and improved products, quality control across all processes and strong customer support.

After approval by the Therapeutic Goods Administration (TGA), CSL Bioplasma introduced a second dedicated pathogen reduction step to the manufacturing process of several of our products. This has resulted in the availability of Prothrombinex®-VF, Normal Immunoglobulin-VF, Hepatitis B Immunoglobulin-VF, CMV Immunoglobulin-VF, Tetanus Immunoglobulin-VF, Zoster Immunoglobulin-VF and Rh(D) Immunoglobulin-VF.

CSL Behring Global Market Positions

	Share	Rank
Coagulation	20%	2
Critical Care	35%	1
Immunoglobulins	20%	2
Alpha-1-PI	8%	3

CSL Behring Sales


Recombinant FVIII 17%
Wound Healing 4%
Immunology 33%
Plasma-derived Coagulants 22%
Other 6%
Critical Care 18%



The TGA approved Sandoglobulin® NF Liquid, giving Australia access to a second commercial liquid IVIg. The TGA also approved an orphan drug designation for Berinert® P, a life-saving treatment for a rare genetic disorder. Both Sandoglobulin® NF Liquid and Berinert® P are manufactured by CSL Behring.

In Australia, we started clinical trials of a high yield chromatographic 10% intravenous immunoglobulin based on the chromatographic technology used to manufacture Intragam® P. In Australia and New Zealand, clinical trials are under way for a high yield chromatographic 16% subcutaneous immunoglobulin, designed to offer patients with primary immune deficiencies the option to treat themselves in the convenience of their homes with approval from their doctors.

To increase the supply of Intragam® P, we continue to focus on enhancing yields from our IVIg manufacturing process. We also recently enhanced the production process for Biostate® (Factor VIII/von Willebrand Factor) and clinical investigations have now been completed that demonstrate the safety and efficacy of Biostate® in the treatment of von Willebrand disease.

Capital works programs completed in the fractionation facility included improvements to viral inactivation processes to further enhance product quality, and equipment upgrades to optimise process automation and control.

Capping off a successful year, we negotiated a fractionation agreement with the Taiwan Blood Service Foundation. CSL Bioplasma continues to reinforce its position as the plasma fractionator of choice in the Asia Pacific region and the leading supplier of commercial plasma products.

CSL Biotherapies

CSL Biotherapies manufactures and markets vaccines and pharmaceutical products in Australia and New Zealand and is responsible for international sales of influenza vaccines. In-licensed pharmaceutical products include vaccines and a range of neurological, dermatological, analgesic, urological, allergy and emergency products.

Strong contributions from GARDASIL* vaccine sales in Australia and an expanding international influenza vaccine business have underpinned significant growth in sales revenue to $317 million – up 49% on last year.

We have continued to expand our international sales of CSL's Afluria® and Enzira® brands of seasonal influenza vaccine and plan a US market launch in time for their 2007-2008 winter season. On 30 March this year, we filed a Biologics License Application (BLA) with the FDA for registration of CSL's influenza vaccine in the US. The FDA has since confirmed acceptance of the dossier for evaluation under an expedited review process.



In Melbourne, construction of new influenza vaccine production facilities is on track to deliver CSL additional capacity in 2008. Checking progress in the ultrafiltration plant are Andrew Bervanakis, (Senior Project Manager, CSL Biotherapies), Mary Sontrop, (General Manager, CSL Biotherapies, Australia and New Zealand), and Cameron Barrett, (CSL's Director, IT and Facilities).

In China, a clinical study has been completed as part of the registration process for our influenza vaccine. Following marketing approval from Germany this year, we now sell influenza vaccine in eleven European countries and expect to develop this market further. CSL has appointed a new distributor to sell and distribute the vaccine in the United Kingdom and Ireland. We are also making good progress in expanding our influenza vaccine business in South America.

The continuing international expansion of our influenza vaccine business and planned entry into the US market are underpinned by capital work in progress that will significantly increase the vaccine production capacity of our Melbourne plant. This project is on track to deliver additional capacity in 2008.

A national immunisation campaign against cervical cancer being funded by the Commonwealth Government began in April this year. Through school-based programs and general practitioners, free vaccination with GARDASIL* is available to females up to 26 years of age. Merck has exclusive global marketing rights for GARDASIL*. CSL receives royalties from Merck's global sales and has distribution rights for Australia and New Zealand.

Q-Fever is primarily an occupational disease of people working in the meat and livestock industries and CSL produces the only known vaccine against this disease. Manufacturing the vaccine is part of an ongoing commitment to products of national interest.

CSL will continue to manufacture and sell Q-Vax®, CSL's Q-Fever vaccine as well as the screening tests under a new ten-year agreement with the Commonwealth Government. In May 2007, work started on a new Q-Fever vaccine facility at CSL's Broadmeadows site in Melbourne. This state-of-the-art facility is scheduled to become operational in 2009.

New Product Development

CSL continues to invest in the development of potent protein-based medicines to treat serious human diseases. These medicines may be purified from human plasma, made from traditional sources like our influenza vaccines, or produced using recombinant DNA technology. CSL research and development investment in 2006-2007 was $191 million, an increase of 19% on the previous year.

CSL has had a long term interest in developing polyclonal immunoglobulin medicines derived from human plasma, and more recently we have invested in the capability to make and test recombinant monoclonal antibody (rMAb) therapies. In the past year, this has been highlighted by our acquisition and integration of the Australian biotech company Zenyth Therapeutics Limited and the relocation of some of our merged Research Group into the new Molecular Science and Biotechnology Institute (Bio21) at Melbourne University.

Cytokines are chemical messengers of the immune system and have been a rich field of medical research over the past 20 years, particularly in Australia. Most of the rMAbs in the

The Commonwealth Government is funding a national immunisation campaign against cervical cancer. At the June 2007 launch of CSL's campaign in support of this National HPV Vaccination Program were Olympic Gold Medal Swimmer and TV Presenter, Giaan Rooney, CSL Biotherapies' Vaccines Marketing Director, Helen Concilia (right) and CSL Biotherapies' Brand Manager, Sally Corinaldi.



CSL portfolio have their potential therapeutic benefit by blocking cytokines or their receptors. We now have three rMAbs which will be entering clinical testing in the next twelve months, either by ourselves or with partners. The most advanced of these [illegible]tential treatment for acute myeloid leukaemia[illegible]

We have made significant pro[illegible]alising CSL's ISCOMATRIX® adjuvant t[illegible]djuvant is a material which enhances immune responses when formulated with an antigen, potentially to create a new vaccine. In the past year, we have further strengthened our license relationship with Merck, with three vaccine candidates now in clinical testing, and have entered into a new licensing relationship with Wyeth. Our ISCOMATRIX® adjuvant is manufactured at sites in both Australia and the US to facilitate supply to our commercial partners.

There are a number of important projects in our influenza vaccine portfolio. Regarding preparedness for a possible flu pandemic, Professor Terry Nolan from the University of Melbourne supported by CSL scientists has explored higher doses of an experimental H5N1 bird flu vaccine in healthy volunteer adults in Australia. Data from these trials enabled us to file for registration of this prototype pandemic vaccine with the TGA in Australia. Further clinical studies in younger and older people are in progress.

CSL continues to look for early stage new product opportunities, particularly through relationships with world class academic collaborators.

Our Thanks to Management and Staff

CSL's strong trading performance is underpinned by the skills and commitment of thousands of people in many countries – people involved in research, manufacturing, sales, business development, and a range of other tasks and services that combine to bring us success by delivering life-saving medicines to an international community.

Your Board of Directors congratulates management and staff around the world for everything that we have achieved in another successful year.

Elizabeth Alexander
Chairman

Brian McNamee
Chief Executive Officer
and Managing Director



Our proprietary ISCOMATRIX® adjuvant is now manufactured by CSL in the US as well as Australia to facilitate supply to our commercial partners. Scientist My Linh Ly is shown here carrying out an analysis of a sample of ISCOMATRIX® adjuvant.

CSL Behring



Dr Klaus Schmitt and laboratory assistant Inna Steinbrecher carrying out a protein composition check on a sample of Haemocomplettan®, one of the critical care therapies manufactured at CSL Behring's Marburg site.

At CSL Behring in Japan, Eriko Ishida monitors the labelling process for Albuminar® 5% – a product used in critical care situations.

Major plasma products marketed by CSL Behring

Haemophilia and Other Coagulation Disorders

Coagulation therapies are used to treat bleeding disorders such as haemophilia and von Willebrand disease.

Plasma-derived Factor VIII and von Willebrand Factor
- Beriate® P
- Monoclate-P®
- Humate-P®
- Haemate® P

Recombinant Factor VIII
- Helixate® FS
- Helixate® NexGen

Plasma-derived Factor IX
- Berinin® P
- Mononine®

Plasma-derived Factor X
- Factor X P

Other Products
- Stimate®
- Octostim®
- Minirin®

Alpha 1-Proteinase Inhibitor Deficiency

For people at risk from life-shortening emphysema through a genetic deficiency in their synthesis of this protein.
- Zemaira®

Critical Care Conditions

Critical care products are used to treat shock, sepsis and severe burns, and are used in cardiac surgery.

Coagulation Disorders
- Beriplex® P/N
- Fibrogammin® P
- Haemocomplettan® P
- Kybernin® P

Trauma Therapies
- Albuminar®
- Human Albumin
- AlbuRx™

Other Critical Care
- Berinert® P
- Minirin® Parenteral
- Innohep®
- Streptase®

Wound Healing

Wound healing therapies are used to facilitate healing.
- Beriplast® P
- Fibrogammin® P
- Tachocomb®

Immune Disorders and Immune Therapy

Immunoglobulins are used to treat infections and autoimmune diseases, and to prevent haemolytic disease in the newborn.

Polyvalent Immunoglobulins
- Carimune® NF
- Redimune®
- Redimune® NF Liquid
- Sandoglobulin®
- Sandoglobulin® NF Liquid
- Sanglopor®
- Lymphoglobuline®

Subcutaneous Immunoglobulins
- Vivaglobin®

Specific Immunoglobulins
- Beriglobin® P
- Berirab® P
- Hepatitis B Immunoglobulin
- Rhesogamma® P
- Rhophylac®
- Tetagam® P
- Varicellon® P
- Cytogam®



Construction Site Supervisor, Harald Broessel (left) with Sub-project Managers Esther Seidel and Peter Fieber outside the new filling and lyophilisation facility being built in Marburg. Coagulation therapies used in the treatment of bleeding disorders such as haemophilia and von Willebrand disease will be manufactured in this new complex.

CSL Behring is a global leader in biotherapies with the broadest range of quality products in our industry and substantial markets in the US, Europe and Japan.

CSL Behring

CSL Behring is a global leader in biotherapies with the broadest range of quality products in our industry and substantial markets in the US, Europe and Japan.

CSL Behring products replace missing components in the blood and are indicated for the treatment of rare diseases such as haemophilia and other coagulation disorders, primary immune deficiencies and inherited respiratory disease. Our products also prevent Rh-factor problems in newborns, speed recovery from heart surgery and help victims of shock and burns recover faster.

Based at King of Prussia in Pennsylvania (US), CSL Behring operates manufacturing plants in Kankakee, Illinois (US), Bern (Switzerland) and Marburg (Germany), and sales and distribution centres throughout the world.

CSL Behring remains well positioned to develop its global biotherapeutics business through our broad portfolio of high quality products, global marketing that meets customer needs, a pipeline of new and improved plasma products, lower cost and higher yield manufacturing processes and efficiency in operations.

Our extensive research and development activities, patient support services and patient focused resources are key elements in an ongoing commitment to people whose lives depend on our products.

We listen carefully to the concerns of people with rare, life-threatening disorders and work to address their needs. By providing safe and effective products and services, we help patients to improve their quality of life. We continue to develop programs and provide educational tools that help patients and families to manage the daily challenges of living with chronic conditions. CSL Behring is dedicated to ongoing collaboration with patient groups and stakeholders around the world to advocate for patient access to care.

CSL Behring produces high quality products in our state-of-the-art facilities using the most sophisticated methods available. Because patient safety is our first priority, we closely monitor every aspect of the manufacturing process.

CSL Behring



Inside the ZLB Plasma collection centre in Knoxville, Tennessee (from left) [illegible] Jessica Racich and Oneika [illegible] attend to their blood donors. More than 4 million blood donations are collected every year from ZLB Plasma centres across the US.

US States and German cities with ZLB plasma collection centres


USA
WA
OR
UT
CO
NE
KS
AZ
NM
OK
TX
MN
WI
MI
IA
IL
IN
OH
WV
MO
KY
TN
NC
SC
LA
FL
US States with ZLB plasma collection centres
Germany
Bremen
Berlin
Braunschweig
Offenbach
Nurenberg
German cities with ZLB plasma collection centres



Engineers Marcel Brunner, Michael Barmer and Samuel Maurer check plans for the central supply of chemicals system that will be used for the new intravenous immunoglobulin plant being built in Bern.

CSL Behring's plasma collection business, **ZLB Plasma**, has collection centres throughout the US and eight in Germany, along with plasma testing laboratories and logistics centres in both countries.

CSL Behring continued

CSL Behring's plasma collection business, ZLB Plasma, has collection centres throughout the US and eight in Germany, along with plasma testing laboratories and logistics centres in both countries.

More than four million donations every year provide the plasma used to produce life-saving products for critically ill patients. ZLB Plasma offers a reliable and secure source of plasma for those essential medications.

ZLB Plasma is based in Boca Raton, Florida (US) and has the largest plasma-testing laboratory in the industry in Knoxville, Tennessee (US) and a logistics centre in Indianapolis, Indiana (US).

Based in Marburg, our German operations include a plasma-testing laboratory in Goettingen and a logistics centre in Schwalmstadt.

The largest collector of human blood plasma in the world, ZLB Plasma sources the plasma required by CSL Behring through its plasma collection operations and commercial purchases.

In this stringently regulated industry, CSL Behring and ZLB Plasma meet or exceed international standards, use the most sophisticated systems and continue to explore avenues of innovation.

CSL Bioplasma




INTRAGAM P

Members of CSL Bioplasma's Product Liaison Team (from left) Anneliese La Rocca (New Zealand), Theresa Bates (New South Wales and South Australia), Karen Tyquin (Victoria, Tasmania and Western Australia), and Product Liaison Manager, Suying Chiu. The Product Liaison Team provides information to health care professionals supporting the appropriate use of plasma-derived products.

Major plasma-derived products manufactured and/or distributed by CSL Bioplasma

Haemophilia and Other Coagulation Disorders

Coagulation therapies are used to treat bleeding disorders such as haemophilia and von Willebrand disease.

- ***Biostate®***
  (human coagulation factor VIII)
- ***MonoFix®-VF***
  (human coagulation factor IX)
- ***Prothrombinex®-VF***
  (human prothrombin complex)

Critical Care Conditions

Critical care products are used in fluid resuscitation, for replacement of albumin, and to treat specific factor deficiencies.

- ***Albumex®***
  (human albumin)
- ***Thrombotrol®-VF***
  (human antithrombin III)

Immune Disorders and Immune Therapy

Immunoglobulins are used to treat immunodeficiency, modify the function of the immune system, and for protection against specific infections.

- ***Intragam® P***
  (6% liquid intravenous immunoglobulin)
- ***Normal Immunoglobulin-VF***
  (human normal immunoglobulin)
- ***Rh(D) Immunoglobulin-VF***
  (human Rh(D) immunoglobulin)
- ***CMV Immunoglobulin-VF***
  (human cytomegalovirus immunoglobulin)
- ***Hepatitis B Immunoglobulin-VF***
  (human hepatitis B immunoglobulin)
- ***Zoster Immunoglobulin-VF***
  (human zoster immunoglobulin)
- ***Tetanus Immunoglobulin-VF***
  (human tetanus immunoglobulin)
- ***Sandoglobulin® NF Liquid***
  (12% liquid intravenous immunoglobulin) that is manufactured by CSL Behring and distributed in Australia by CSL Bioplasma.

Under Australia's Special Access Scheme, CSL Bioplasma distributes several life-saving, plasma-derived products for the treatment of rare conditions.

Diagnostic Products

Diagnostic products are used in the testing of blood to provide compatible blood transfusions, and to indicate appropriate antivenom treatment.

- ***ABD Monoclonal Reagents***
- ***Reagent Red Blood Cells***
- ***Snake Venom Detection Kit***
  Used to detect venom in snakebite victims and indicate the appropriate monovalent antivenom for treatment.



CSL Bioplasma has maintained a strong plasma products leadership position in China and Asia and is well positioned operationally to launch new products and services. Shown here is nurse Du Yu-jun preparing an infusion of human albumin for a shock patient in the emergency ward of The First Municipal People's Hospital of Guangzhou, China.

CSL Bioplasma continues to meet the increasing demand for life-saving, plasma-derived products for Australia and the Asia Pacific region with products manufactured at our facility in Melbourne.

CSL Bioplasma

CSL Bioplasma continues to meet the increasing demand for life-saving, plasma-derived products for Australia and the Asia Pacific region with products manufactured at our facility in Melbourne.

In Australia, plasma-derived products are manufactured from plasma donated by voluntary blood donors, collected by the Australian Red Cross Blood Service (ARCBS) and delivered to CSL Bioplasma for fractionation. CSL has been Australia's national plasma fractionator since 1952.

CSL Bioplasma's continued role as Australia's national fractionator was recently confirmed in a review of Australia's fractionation services. The review arose from Australia-US free trade negotiations and it endorsed the integrity and benefits of Australia's existing system.

CSL Bioplasma's commitment to providing plasma-derived products to treat patients throughout Australia is underpinned by our continuing investment in technology, infrastructure and expertise.

Our products are fractionated using processes compliant with international regulatory standards to ensure high safety and quality. Products are approved for use in Australia by the Therapeutic Goods Administration. As the sponsor for our products on the Australian Therapeutic Goods Register, we also ensure that new and improved products required by clinicians and patients are supported by rigorous research and development data and clinical trials.

We maintain a National Reserve of products to facilitate security of supply. Our finished products are distributed in Australia by the ARCBS. We offer in-field, personalised product support to health care professionals and consumers through our team of product liaison specialists. Along with our product support materials, we provide 24 hour access to medical information and pharmacovigilance services.

Governments and blood services in the Asia Pacific region have had access to CSL Bioplasma's services for many years. Today we also provide plasma fractionation services under contract to the Governments and blood services of New Zealand, Hong Kong, Malaysia, Singapore and Taiwan.

CSL Biotherapies



Mary Sontrop, CSL Biotherapies General Manager, Australia and New Zealand, with a group of young women who have all been vaccinated against cervical cancer. They are the faces of the campaign aimed at Australian women 18 to 26 years of age (from left): Giaan Rooney (Olympic Swimmer and TV presenter), Candice Pascoe (Nurse), Laura Andon (Pro Surfer), Felicity Robertson (Uni Student), Mary Sontrop, Jessica Tsui (Music Journalist), Emma Trueman (Chef), Kate Willetts (Client Administrator), Simone Carre (Public Servant), and Tania Major (2007 Young Australian of the Year).

Major pharmaceutical products marketed by CSL Biotherapies in Australia

Vaccines	For prevention of:
Fluvax®	Influenza
ADT® Booster	Diphtheria and Tetanus
Q-Vax®	Q-Fever
Comvax*	Haemophilus influenzae B and Hepatitis B infection
GARDASIL*	Cervical cancer
H-B-Vax* II	Hepatitis B infection
Menjugate*	Meningococcal C disease
M-M-R* II	Measles, mumps and rubella
PedvaxHIB*	Haemophilus influenzae B
Pneumovax* 23	Pneumococcal infection
Vivotif Oral*	Typhoid infection
Rotateq*	Rotavirus-induced gastroenteritis
Vaqta*	Hepatitis A infection
Varivax*	Varicella
Rabipur*	Rabies infection

Anti-infectives	For treatment of:
BenPen®	Bacterial infections
Fucidin*	Bacterial infections

Other products	For treatment of:
Antivenoms	Envenomation
Cervidil*	Complications during childbirth requiring induced labour
Daivobet*	Psoriasis
Daivonex*	Psoriasis
Epi-Pen*	Severe allergic reactions
Flomaxtra*	Benign prostatic hyperplasia
Modavigil*	Excessive daytime sleepiness in narcolepsy
Tramal*	Moderate to severe pain

Trademarks

CSL, Bioplasma, ZLB and ISCOMATRIX® are trademarks of the CSL Group.

® Registered trademark of CSL Limited or its affiliates.

™ Trademark of CSL Limited or its affiliates.

* Trademarks of companies other than CSL referred to in this Annual Report [illegible]

Merck & Co. Inc	Comvax [illegible] Pneumovax Vaqta Varivax Rotateq GARDASIL
Merck KGaA	Epi-Pen
Berna Biotech	Vivotif Oral
Novartis	Menjugate Rabipur
Controlled Therapeutics (Scotland) Limited	Cervidil
Leo Pharmaceutical Products Limited AS	Daivobet Daivonex Fucidin
Astellas	Flomaxtra
Cephalon Inc	Modavigil
Grunenthal GmbH	Tramal


OIN
THE
FIGHT
AGAINST
CERVICAL
CANCER

Candice Pascoe has been vaccinated against cervical cancer and is one of the faces of the campaign aimed at Australian women 18 to 26 years of age.

In November 2006, Australia's Prime Minister and the Minister for Health announced that the Commonwealth Government would fund a national immunisation program against cervical cancer.

CSL Biotherapies

In November 2006, Australia's Prime Minister and the Minister for Health announced that the Commonwealth Government would fund a national immunisation program against cervical cancer.

A school-based vaccination program commenced in April this year for girls aged 12 to 18, and a program delivered by General Practitioners began in July for women aged 19 to 26. GARDASIL*, the world's first vaccine against cervical cancer, is being used in these programs. Approximately 1.7 million Australian women and girls will be eligible for free vaccination during the first two years of the program.

CSL Biotherapies has launched a campaign aimed at women aged 18 to 26 to raise their awareness of the availability of GARDASIL*. This campaign features ten Australian women including Giaan Rooney (Olympic gold medallist swimmer and TV presenter), Tania Major (Young Australian of the Year 2007) and young women from all walks of life who have been vaccinated against cervical cancer.

GARDASIL* vaccine is indicated for high-grade cervical pre-cancers, cervical, vulvar and vaginal cancers, genital warts and infection caused by human papillomavirus (HPV) types 6, 11, 16 and 18. HPV types 16 and 18 account for close to 70% of cervical cancer cases and are linked to most deaths from this disease. HPV types 6 and 11 cause about 90 percent of genital warts infections.

In May 2007, further clinical data was submitted to the Therapeutic Goods Administration indicating some cross protection against HPV types responsible for an additional 10% of cervical cancers.

Cervical Cancer is the second most prevalent cancer in women, typically affecting those aged 35 to 55 and causing close to 240,000 deaths globally each year. GARDASIL* is leading the way in protecting women from cervical cancer, pre-cancers and genital lesions.

New Product Development





In September 2006, CSL announced that most of our Research Group would be relocating to the Bio21 Institute at Melbourne University. Among the guests at a function to mark this event were CSL Chairman, Elizabeth Alexander, CSL's Chief Executive Officer and Managing Director, Dr Brian McNamee (left), and our Chief Scientific Officer, Dr Andrew Cuthbertson.



[illegible] Director of Research [illegible] heads CSL's expanded research team that moved into the Bio21 Institute at Melbourne University in August 2007.

Our Research and Development Focus

CSL's research and development program focuses on protein-based medicines purified from human plasma, made from traditional sources as with influenza vaccines or produced using recombinant DNA technology.

Our scientists work on new product development, life-cycle management and product safety. We also have strong relationships with academic and corporate research partners.

Plasma Products

Developments in our plasma products portfolio include chromatographic liquid intravenous immunoglobulins, improved coagulation products for haemophilia and new treatments for von Willebrand disease.

ISCOMATRIX® Adjuvant

CSL's ISCOMATRIX® adjuvant is now produced at our Kankakee site in the US as well as in Australia as we continue to make good progress with commercialising this proprietary technology.

Influenza Vaccine

International demand for our influenza vaccines is strong and we recently filed a Biologics License Application for the registration of our vaccine in the US. We also recently applied to Australia's Therapeutic Goods Administration for registration of a prototype pandemic influenza vaccine that we have developed.

Recombinant Antibody Technology

Our investment in recombinant monoclonal antibody technology (rMAB) includes a number of pre-clinical candidates and three of these will enter clinical trials in the next year.



*Inside the foyer at the Bio21 Institute at Melbourne University.**

The integration of Zenyth scientists into an expanded CSL research team at Bio21 has created a stronger R&D group in a centre of research excellence.

New Product Development

The acquisition of Zenyth Therapeutics Limited in November 2006 and subsequent integration of Zenyth scientists into an expanded CSL research team in the Molecular Science and Biotechnology Institute at Melbourne University (Bio21) has created a stronger research group in a prestigious centre known for research excellence.

The Bio21 Institute is close to eight major hospitals and twelve medical research institutes that together form a major precinct in Australia for biomedical research and education. The aim of the Institute is to improve human health and the environment through innovation in biotechnology, driven by multi-disciplinary research and effective interactions with industry. Our research staff will be working in state-of-the-art laboratories with access to advanced technologies at the Institute. They will also have ready access to a wealth of knowledge in the Institute and the surrounding precinct.

The team at Bio21 will continue to work closely with CSL's Australian and global research and development colleagues with a focus on research into recombinant protein-based medicines.

Consistent with our research and development strategy, CSL's acquisition of Zenyth enhances our scientific capabilities bringing together complementary skills in the same field of recombinant antibodies. Zenyth's portfolio of early stage, pre-clinical projects sits well with our research in cancer, immunology and inflammation. These projects will now have access to CSL's later stage development expertise to enable clinical testing of some promising product candidates.

CSL's research and development portfolio currently has three recombinant monoclonal antibody projects that are scheduled to enter clinical testing in the next twelve months.

**Photo courtesy of Bio21 Institute, University of Melbourne. Photographer: Michael Silver.*

Our People

During the year, our employees had the opportunity to celebrate CSL's 90th anniversary, a major milestone that allowed us to reflect on many significant events in our history and to recognise the continuous commitment CSL has shown to developing leadership, teamwork and the expertise of our people.

In 2007, we recognised Peter Turner's significant contribution to the Group over 40 years. Now President of CSL Behring, Peter joined CSL as a cadet biochemist in 1967. Peter's remarkable journey of personal growth through many parts of our business from cadet to business leadership is testament to a system that continues to develop leaders across all business disciplines.

Health, Safety and Environment

Our health, safety and environment management system provides the CSL Group with a consistent global framework through which to maintain safe and healthy work environments. To ensure compliance, all of our business operations are regularly audited against the set requirements detailed in our management system. This program also provides ongoing opportunities to further improve employee education and make people more aware of their rights and responsibilities in the workplace.

We continue to offer site-specific initiatives for employees including yoga, walking, cycling to work, seated massage, flexible working arrangements, and health and wellbeing seminars. Our aim is to encourage and promote work-life balance and health and environmental awareness. This year, we launched a priority health insurance program for our Australian employees providing access to private health insurance at a discount to retail rates.

Employees all around the world contribute to keeping workplaces safe and healthy and some sites have exceptional records. This year, we are pleased to report on the outstanding performance of two ZLB Plasma sites in the US. Our Knoxville Laboratory has more than 2300 days and our Logistics Centre in Indianapolis more than 2500 days without a lost time accident. These are considerable milestones and a positive reflection of the commitment of our staff in these locations.



Australian Red Cross Blood Service (ARCBS) mobile unit team leader, Anita Ryan, takes a blood donation from Ros Davis on CSL's Parkville site. An initiative of the ARCBS and our Mind, Body and Environment Committee at Parkville, the program started in December last year and allows over a hundred employees to donate blood every three months.



Learning and Development Administrator Vanessa Verga (standing) in the new CSL Bioplasma training centre with System Administrator, Sabina Kupczyk, and HS&E Trainer, Mark Amos. Training and development activities carried out in this centre include online e-learning modules, face to face compliance and technical training, and leadership development opportunities.

Global Leadership Development

For a number of years we have invested time and resources in establishing leadership initiatives across all of our operations worldwide.

In 2006, we hosted our fourth executive program to provide an opportunity for our most senior leaders (from all areas of the business) to take part in a structured residential learning program. During the year, we also held our first global leadership program for senior managers and it proved a great success. We will host more leadership programs in the next 12 months.

In addition to course content, these events are a valuable way of expanding the networks of participants and extending their ability to lead global teams and widen their influence within the CSL Group. Programs are supported by independent coaching and feedback tools. We have now taken on a pilot internal mentoring initiative whereby participants of our executive program are given the opportunity to mentor people who have attended one of our leadership programs.



Carrying out a routine safety inspection of 2-propanol liquid tanks is Michael Knoll, CSL Behring's Health, Safety and Environment Manager in Marburg.

CSL Group Employees by Region


Australia 18%
Germany 20%
Japan 3%
Other 3%
Switzerland 8%
US 48%



Close to 4000 visitors attended an Open Day at our manufacturing site in Marburg during the year. Johanna Wege, Christiane Barie and Dr Ursula Schulte were among many volunteers who provided visitor information around the site at this weekend event.



These ZLB Plasma employees from our Omaha, Nebraska (US) plasma collection centre joined their local Multiple Sclerosis Walkathon to raise funds for MS programs, services and research. Many ZLB Plasma staff get involved in community-based, health related activities.

Our Communities

At CSL, we actively support and participate in our communities to improve health outcomes and advance medical and scientific knowledge.

The health and quality of life of our patient communities are critically important to us. We sponsor initiatives that promote the exchange of information amongst our patient groups, contribute to educational resources, outreach programs and disease-awareness campaigns and support advocacy efforts related to our patient communities.

Much of the support we provide is delivered in partnership with non-profit organisations that are dedicated to serving the needs of our patient communities. Importantly, we work closely with experts and leaders in many specialties to understand and address issues related to the life-threatening conditions we seek to treat and prevent.

Health care providers play a critical role in the treatment and care of our patient groups, and enhance clinical practice and service delivery in our therapy and prevention areas. To this end, we support a range of professional education and development initiatives through medical societies and associations, universities, teaching hospitals and institutes.

In addition to the significant investment CSL makes in R&D, we support the academic research community in its endeavours to advance science and biomedical research. We sponsor orations, scientific meetings and symposia, fund scholarships, fellowships and professorial chairs and participate in post-graduate teaching, mentoring and industry groups.

At a broader community level, CSL supports both local and national causes through sponsorship, donations and product contributions. Our employees fundraise and volunteer for various charities and participate in payroll giving at some sites. CSL staff support the live-saving work of the Australian Red Cross Blood Service through voluntary blood donations.

CSL sites also conduct open house events for community leaders, patients and their families, run career days for local schools and host visits by industry and government. We liaise with our business and residential neighbours on matters of common interest and to enhance the environment we share.

Emil von Behring Chair

CSL this year announced funding of a Chair in Neuromuscular and Neurogenerative Disorders at the Katholieke Universiteit Leuven in Belgium. This medical institute is internationally recognised for its cutting edge research in the treatment of neuromuscular diseases and, together with its associated academic hospital, has made significant contributions to the clinical development of intravenous immunoglobulin (IvIg) products. Named in honour of Nobel Prize winner Emil von Behring, the Chair will play an important role in the development of next generation IvIg products for people with neurological disorders.



The inaugural Emil von Behring Chair, Professor Dr W Robberecht (left) with Alan Anderson (Vice President, CSL Behring Western Europe) Professor Vervenne (Rector of Leuven University) and Rik Dehertogh (General Manager, CSL Behring Benelux).

Supporting the Haemophilia Community

All around the world, CSL has long-standing partnerships with non-profit groups that seek to improve health outcomes for people with bleeding disorders. In Australia and New Zealand, CSL provides annual unrestricted grants to the Haemophilia Foundations, supports the biannual Australia & New Zealand Haemophilia Conference, and annually sponsors a Haemophilia Nurses' Travel Grant. CSL has also supported the development of a modified exercise program and DVD for people with haemophilia with bleeding disorders who may have restricted mobility, and is currently funding a trial that is evaluating the program as an interventional therapy to improve mobility and hence quality of life.

Key Issues Dialogue



CSL Behring President, Peter Turner (right) with the founders of the Jeffrey Modell Foundation, Fred and Vicki Modell, at the first Key Issues Dialogue. The Foundation is a global non-profit organisation dedicated to early and precise diagnosis, effective treatments and (ultimately) cures for primary immunodeficiency.

In the US this year, CSL sponsored a series of public discussions with key thought leaders to gain unique perspectives on issues of concern to its patient and professional communities. The dialogues have included leaders of patient groups including the National Hemophilia Foundation, the Alpha 1 Foundation and the UK Primary Immune Network. They met with CSL executives to discuss product innovation, diagnosis and access to care and other issues. The outcomes were published for caregivers, physicians and other members of the patient communities and are available on CSL Behring's web site.

Dr Jian Zhou Fellowship

CSL together with the Queensland Government this year announced the establishment of a three year post-doctoral fellowship in memory of the late Dr Jian Zhou, co-inventor of the technology used in GARDASIL*. In honour of Dr Zhou's significant contribution to the development of the world's first cancer vaccine, the fellowship aims to encourage innovative medical research in the fields of immunology and cancer. CSL contributed to this initiative both as a tribute to Dr Zhou's ground-breaking work and to further support Australian research and scientific discovery.

Influenza Vaccine for Disadvantaged Groups

As the only manufacturer of influenza vaccine in the Southern Hemisphere, CSL is committed to ensuring all Australians who want to help protect themselves against influenza can do so. This past winter, the Company partnered with a number of welfare agencies to provide free influenza vaccine to disadvantaged groups who could otherwise not afford it. Homeless people, drought and flood affected communities, indigenous people in remote areas and newly arrived migrants and refugees were beneficiaries of the program.



Councillor Mendy Urie, Mayor of East Gippsland, Victoria, is vaccinated against influenza as part of a campaign to encourage people in rural communities affected by drought and flood to take up free vaccination.

Photo supplied by East Gippsland Newspapers, Victoria.

Directors' Profiles



Elizabeth Alexander
Chairman



Dr Brian McNamee
Chief Executive Officer and Managing Director



Tony Cipa
Finance Director



John Akehurst



Ian Renard

Elizabeth A Alexander, AM, BCom, FCPA, FCA, FAICD (age 64)
Finance and Risk Management (resident in Victoria).
Chairman

Miss Alexander was appointed to the CSL Board in July 1991 and became Chairman on 1 October 2006. She is a Director of Boral Limited and D.B. RREEF. Miss Alexander is a Member of the Takeovers Panel, Deputy Chairman of the Financial Reporting Council and past National President of the Australian Society of Certified Practising Accountants and of the Australian Institute of Company Directors. She is Chairman of the Board of Advice to the Salvation Army (Southern Command), National President of the Winston Churchill Fellowship Trust and Chairman of the Finance Committee of Melbourne University. Miss Alexander is a Member of the Audit and Risk Management Committee.

Brian A McNamee, MB, BS, FAICD, FTSE (age 50)
Pharmaceutical Industry, Medicine (resident in Victoria).
Chief Executive Officer and Managing Director

Dr McNamee was appointed to the CSL Board in 1990 and is the Chief Executive Officer and Managing Director. He is a Director of the Peter MacCallum Cancer Foundation Ltd. Dr McNamee completed Bachelor of Medicine and Bachelor of Surgery Degrees at the University of Melbourne in 1979. Dr McNamee is a Fellow of the Australian Academy of Technical Services and Engineering (FTSE).

Antoni M Cipa, B.Bus (Acc), Grad.Dip (Acc), CPA, ACIS (age 52)
Finance (resident in Victoria).
Finance Director

Mr Cipa was appointed to the CSL Board as Finance Director in August 2000. Mr Cipa commenced his employment at CSL in 1990 as Finance Manager. He was instrumental in the float of the Company in 1994 at which time he was appointed Chief Financial Officer.

John Akehurst, MA (Oxon), FIMechE (age 58)
Engineering, Management (resident in Western Australia).

Mr Akehurst was appointed to the CSL Board in April 2004. After graduating in Engineering from Oxford University, he has had 30 years' experience in the international hydrocarbon industry, most recently as Managing Director and CEO of Woodside Petroleum Ltd. Prior to this, he held a number of engineering and management positions with the Royal Dutch/Shell Group of Companies.

Mr Akehurst is the Chairman of Alinta and a Director of Coogee Resources Limited. He is Chairman of Indigo Energy Ltd, a Director of Biostarch Technologies Ltd and a former Director of Oil Search Limited. He is also a Director of the University of Western Australia Business School and of Youth Focus, a charitable organisation dedicated to the prevention of youth suicide. Mr Akehurst is a Member of the Human Resources Committee.

Ian A Renard, BA, LLM, FAICD (age 61)
Law (resident in Victoria).

Mr Renard was appointed to the CSL Board in August 1998. For many years he practised in company and commercial law. He was a Director of Newcrest Mining Limited up until September 2006, and is a Director of Hillview Quarries Pty Ltd, SP Australia Networks (Distribution) Ltd and SP Australia Networks (Transmission) Ltd. Mr Renard is Chancellor of the University of Melbourne. Mr Renard is a Member of the Audit and Risk Management Committee.


Maurice Renshaw


Kenneth Roberts


Professor John Shine


David Simpson


Peter Wade


Arthur Webster

Maurice A Renshaw, B.Pharm. (age 60)
International Pharmaceutical Industry (resident in NSW).

Mr Renshaw was appointed to the CSL Board in July 2004. Formerly, he was Vice-President of Pfizer Inc, Executive Vice-President, Pfizer Global Consumer Group and President of Pfizer's Global Consumer Healthcare Division. Prior to his positions in Pfizer, Mr Renshaw was Vice-President of Warner Lambert Co. and President of Parke-Davis USA. Mr Renshaw has had more than 30 years' experience in the international pharmaceutical industry. Mr Renshaw is a Member of the Human Resources Committee.

Kenneth J Roberts, AM, FRACP (Hon), BEc, FCPA, FAIM, FAICD (age 69)
International Pharmaceutical Industry, Management, Marketing, Human Resources (resident in NSW).

Mr Roberts was appointed to the CSL Board in February 1996. Formerly, he was Chairman and Managing Director of Wellcome Australasia and Director of Marketing Development for the Wellcome worldwide group.

Mr Roberts is Chairman of the Royal Australasian College of Physicians Research and Education Foundation and Start-up Australia Pty Ltd. He is also Chairman of the Board of the Australian Genome Research Facility Ltd and Deputy Chairman of IMB Com Pty Ltd, the University of Queensland's biotechnology transfer company. Mr Roberts is Chairman of the Human Resources Committee.

John Shine, AO, FAA (age 61)
Pharmaceutical Industry, Medicine (resident in NSW).

Professor Shine was appointed to the CSL Board in June 2006. He is Executive Director of the Garvan Institute of Medical Research and a Board Member of the Garvan Research Foundation. He is Professor of Molecular Biology and Professor of Medicine at the University of NSW, and a Director of many scientific research and medical bodies throughout Australia. Professor Shine was formerly Chairman of the National Health and Medical Research Council (NHMRC) and a Member of the Prime Minister's Science, Engineering and Innovation Council (PMSEIC).

David J Simpson, FCPA (age 67)
Finance and Management (resident in Victoria).

Mr Simpson was appointed to the CSL Board in September 2006. He is the non-executive Chairman of Aristocrat Leisure Limited and a Director of the Lighthouse Foundation. For many years, Mr Simpson was Finance Director of Tabcorp Holdings Limited and before that Executive General Manager Finance of Southcorp Holdings Ltd. Mr Simpson is Chairman of the Audit and Risk Management Committee.

Peter H Wade, FCPA, FAICD (age 73)
Finance, Management (resident in Victoria).

Mr Wade was elected to the CSL Board in 1994 and became Chairman in 1999. He had previously served CSL as a Commissioner and Director from 1985 to 1993 including a period as Acting Chairman during 1988. He was formerly a Director of Tabcorp Holdings Limited and Managing Director, North Limited. Mr Wade retired from the Board on 30 September 2006.

Arthur C Webster, BVSc, DipBact (Lond) (age 63)
Animal Health Industry, Commerce (resident in NSW).

Dr Webster was appointed to the CSL Board in March 1998. He is Chairman of four private Australian companies. He is a Council Member of both the Postgraduate Foundation in Veterinary Science and the Veterinary Science Foundation, University of Sydney. Dr Webster was formerly Technical Director then Managing Director of the animal health company, Cyanamid Webster Pty Ltd, and a Member of the Board of Governors, University of Western Sydney. Dr Webster retired from the Board on 17 October 2006.

Peter R Turvey, BA/LLB, MAICD
Company Secretary

Executive Management Group



Dr Brian McNamee
Chief Executive Officer
and Managing Director



Tony Cipa
Finance Director



Peter Turvey
Company Secretary
and General Counsel



Peter Turner
President
CSL Behring



Tom Giarla
President Asia/Pacific
CSL Bioplasma



Colin Armit
President
CSL Biotherapies



Mary Sontrop
General Manager
CSL Biotherapies
Australia and
New Zealand



Dr Andrew Cuthbertson
Chief Scientific Officer



Alison von Bibra
General Manager
Human Resources

CSL Group Business Operations



BERN
Switzerland
CSL Behring
R&D, Manufacturing, Sales and Distribution
MARBURG
Germany
CSL Behring
R&D and Manufacturing
SCHWALMSTADT
Germany
ZLB Plasma Services
EU Logistics Centre
GOETTINGEN
Germany
ZLB Plasma Services
Testing Laboratory
KANKAKEE
US
CSL Behring
R&D and Manufacturing
KING OF PRUSSIA
US
CSL Behring
Administration, R&D, Sales and Distribution
CSL Biotherapies
Sales and Marketing
KNOXVILLE
US
ZLB Plasma
Testing Laboratory
INDIANAPOLIS
US
ZLB Plasma
Logistics Centre
BOCA RATON
US
ZLB Plasma
Administration
MELBOURNE
Australia
PARKVILLE
CSL Limited
Group Head Office, R&D
CSL Biotherapies
Manufacturing, Sales, Warehousing and Distribution
BROADMEADOWS
CSL Bioplasma
R&D, Manufacturing, Sales and Distribution
KEY
Regional Sales and Distribution

Regional Sales and Distribution Locations

CSL BIOTHERAPIES

Australia	Sydney Brisbane Adelaide Perth
New Zealand	Auckland
China	Hong Kong
US	King of Prussia

CSL BIOPLASMA

Australia	Sydney Brisbane Adelaide Perth
New Zealand	Auckland
China	Hong Kong Beijing Chengdu Shanghai Guangzhou

CSL BEHRING

Canada	Ottawa
Mexico	Mexico City
Brazil	Sao Paulo
Argentina	Buenos Aires
UK	Haywards Heath
Belgium	Leuven
France	Paris
Portugal	Lisbon
Spain	Barcelona
Denmark	Copenhagen
Sweden	Stockholm
Germany	Hattersheim
Austria	Vienna
Italy	Milan
Switzerland	Zurich
Greece	Kryoneri
Japan	Tokyo

Share Information

CSL Limited
Issued Capital Ordinary Shares:
183,042,022 as at 30 June 2007

Details of Incorporation

CSL's activities were carried on within the Commonwealth Department of Health until the Commonwealth Serum Laboratories Commission was formed as a statutory corporation under the Commonwealth Serum Laboratories Act 1961 (Cth) [the CSL Act] on 2 November 1961. On 1 April 1991, the Corporation was converted to a public company limited by shares under the Corporations Law of the Australian Capital Territory and it was renamed Commonwealth Serum Laboratories Limited. These changes were brought into effect by the Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990 (Cth). On 7 October 1991, the name of the Company was changed to CSL Limited. The Commonwealth divested all of its shares by public float on 3 June 1994.

The CSL Sale Act 1993 (Cth) amends the CSL Act to impose certain restrictions on the voting rights of persons having significant foreign shareholdings, and certain restrictions on the Company itself.

CSL ordinary shares have been traded on the Australian Stock Exchange since 30 May 1994. Melbourne is the Home Exchange.

Substantial Shareholders

A list of substantial shareholders is on the adjacent table.

Voting Rights

At a general meeting, subject to restrictions imposed on significant foreign shareholders and some other minor exceptions, on a show of hands each shareholder present has one vote. On a poll, each shareholder present has one vote for each fully paid share held in person or by proxy.

In accordance with the CSL Sale Act, CSL's Constitution provides that the votes attaching to significant foreign shareholdings are not to be counted when they pertain to the appointment, removal or replacement of more than one-third of the directors of CSL who hold office at any particular time. A significant foreign shareholding is one where a foreign person has a relevant interest in 5% or more of CSL's voting shares.

Significant Foreign Shareholdings

As at 30 June 2007, Fidelity Management Research Company (FMR) and Fidelity International Limited (FIL) are jointly considered a significant foreign shareholder. Barclays Global Investors Australia Limited is also considered a significant foreign shareholder representing the interests of the Barclays Group.

Distribution of Shareholdings as at 30 June 2007

Range	Holders	Shares	% Total Shares
1 - 1,000	39,273	15,589,455	8.52
1,001 - 5,000	14,919	29,426,415	16.08
5,001 - 10,000	835	5,692,264	3.11
10,001 - 100,000	370	8,755,178	4.78
100,001 and over	50	123,578,710	67.51
Total Shareholders	**55,447**	**183,042,022**	**100.00**
Number of shareholders with less than a marketable parcel of 6 shares (based on the share price of 30 June 2007)	188	529	

Shareholder Information

CSL's Twenty Largest Shareholders as at 30 June 2007

Shareholder		Account	Shares	%Total Shares
1	HSBC Custody Nominees (Australia) Limited		32,593,661	17.81
2	J P Morgan Nominees Australia Limited		30,522,718	16.68
3	National Nominees Limited		17,213,416	9.40
4	ANZ Nominees Limited	Cash Income A/c	9,545,762	5.22
5	Citicorp Nominees Pty Limited		8,677,762	4.74
6	Queensland Investment Corporation		3,569,692	1.95
7	Cogent Nominees Pty Limited		3,328,672	1.82
8	AMP Life Limited		1,820,204	0.99
9	HSBC Custody Nominees (Australia) Limited	A/c 2	1,563,806	0.85
10	Citicorp Nominees Pty Limited	CFS WSLE Geared Share Fund A/c	1,398,881	0.76
11	Citicorp Nominees Pty Limited	CFS WSLE Imputation Fund A/c	1,188,369	0.65
12	UBS Nominees Pty Ltd	116C A/c	1,120,000	0.61
13	UBS Wealth Management Australia Nominees Pty Ltd		1,083,490	0.59
14	Cogent Nominees Pty Limited	SMP Accounts	1,009,907	0.55
15	Citicorp Nominees Pty Limited	CFS Imputation Fund A/c	773,285	0.42
16	Perpetual Trustee Company Limited		615,415	0.34
17	Citicorp Nominees Pty Limited	CFS WSLE Australian Share Fund A/c	524,922	0.29
18	UBS Nominees Pty Ltd		437,858	0.24
19	Citicorp Nominees Pty Limited	CFS WSLE Industrial Share A/c	425,977	0.23
20	Australian Reward Investment Alliance		415,348	0.23
In addition, at the date of this Report substantial shareholding notices have been received from:				
FMR Company and FIL			18,765,611	10.25
Barclays Global Investors Australia Limited			9,389,319	5.19

Shareholder Information continued

Share Registry

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street Abbotsford VIC 3067
Postal Address: GPO Box 2975 Melbourne VIC 3001

Enquiries within Australia: 1800 646 882
Enquiries outside Australia: 61 3 9415 4000
Investor enquiries facsimile: 61 3 9473 2500
Website: www.computershare.com.au
Email: web.queries@computershare.com.au

Shareholders with enquiries should email, telephone or write to the Share Registry at the above address.

Separate shareholdings may be consolidated by advising the Share Registry in writing or by completing a Request to Consolidate Holdings form which can be found online at the above website.

Change of address should be notified to the Share Registry by telephone or in writing without delay. Shareholders who are broker sponsored on the CHESS sub-register must notify their sponsoring broker of a change of address.

Direct payment of dividends into a nominated account may be arranged with the Share Registry. Shareholders are encouraged to use this option by completing a payment instruction form online or advising the Share Registry in writing with particulars.

The Annual Report is produced for your information. However, should you receive more than one or wish to be removed from the mailing list for the Annual Report, please advise the Share Registry. You will continue to receive any Notices of Meetings and Proxy Forms.

The Annual General Meeting will be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne at 10:00am on Wednesday 17 October 2007. There is a public car park adjacent to the Function Centre which will be available to shareholders at no charge.

Supporting the environment through eTree

CSL Limited is a participating member of eTree and proud to support this environmental scheme encouraging security holders to register to access all their communications electronically. Our partnership with eTree is an ongoing commitment to driving sustainable initiatives that help security holders contribute to a greener future.

For every email address registered at www.eTree.com.au/csl, a donation of up to $2 is made to Landcare Australia towards reforestation projects to help restore degraded plant, animal and water resources. With your support, CSL has registered close to 8,000 email addresses which in turn has facilitated planting of more than 32,000 trees in Australia and New Zealand - and contributed to estimated savings of over 7.5 million sheets of paper, 800 trees and more than 10 million litres of water.

We also encourage you to visit eTree if your email address has changed and you need to update it. For every updated registration, $1 will be donated to Landcare Australia. To register, you will need your Security Holder Reference Number (SRN) or Holder Identification Number (HIN).

Shareholders as at 30 June 2007

	Shareholders	Shares
Australian Capital Territory	1,174	989,653
New South Wales	14,275	92,107,817
Northern Territory	170	97,317
Queensland	7,755	10,912,825
South Australia	3,275	3,548,794
Tasmania	792	645,802
Victoria	22,262	70,077,248
Western Australia	3,733	3,155,904
International Shareholders	2,011	1,506,662
Total Shareholders	**55,447**	**183,042,022**

Corporate Governance

This statement outlines the Company's principal corporate governance practices in place during the year.

1. The Board of Directors

1.1 The Board Charter

The Board has a formal charter documenting its membership, operating procedures and the apportionment of responsibilities between the Board and management.

The Board is responsible for oversight of the management of the Company and providing strategic direction. It monitors operational and financial performance, human resources policies and practices and approves the Company's budgets and business plans. It is also responsible for overseeing the Company's risk management, financial reporting and compliance framework.

The Board has delegated the day-to-day management of the Company, and the implementation of approved business plans and strategies to the Managing Director, who in turn may further delegate to senior management. In addition, a detailed authorisations policy sets out the decision-making powers which may be exercised at various levels of management.

The Board has delegated specific authority to four Board committees that assist it in discharging its responsibilities by examining various issues and making recommendations to the Board. Those committees are the Audit and Risk Management Committee, the Human Resources Committee, the Nomination Committee and the Securities and Market Disclosure Committee. Each committee is governed by a charter setting out its composition and responsibilities. A description of each committee and their responsibilities are set out below. The Board also delegates specific responsibilities to ad hoc committees from time to time.

The Board charter sets guidelines as to the desired term of service of non-executive directors. Board appointees should be available to serve for at least eight years. Prior to re-election the Board must review the performance of such director. In the event that such performance is considered less than adequate, the Board may decide that it will not support the re-election of such director.

Directors are entitled to access independent professional advice at the Company's expense to assist them in fulfilling their responsibilities. To do so, a director must first obtain the approval of the Chairman. The director should inform the Chairman of the reason for seeking the advice, the name of the person from whom the advice is to be sought, and the estimated cost of the advice. Professional advice obtained in this way is made available to the whole Board.

1.2 Composition of the Board

Throughout the year there were between nine and eleven directors on the Board. (Mr Peter Wade and Dr Arthur Webster retired from the Board in September and October 2006 respectively.) Two of the Directors – the Managing Director and the Finance Director – are executive directors. The Board charter provides that a majority of directors should be independent. No director acts as a nominee or representative of any particular shareholder. A profile of each current director, including details of their skills, expertise, relevant experience, term of office and Board committee memberships can be found on pages 22 and 23 of this Report.

Elizabeth Alexander became Chairman of the Board effective from the 2006 Annual General Meeting. The Chairman of the Board is an independent, non-executive director. She is responsible for leadership of the Board, for ensuring that the Board functions effectively, and for communicating the views of the Board to the public. The Chairman sets the agenda for Board meetings and manages their conduct and facilitates open and constructive communication between the Board, management, and the public.

1.3 Independence

The Board has determined that all of its non-executive directors are independent, and were independent for the duration of the reporting period.

All CSL directors are aware of, and adhere to, their obligation under the Corporations Act 2001 to disclose to the Board any interests or relationships that they or any associate of theirs may have in a matter that relates to the affairs of the Company, and any other matter that may affect their independence. As required by law, details of related party dealings are set out in full in Note 27 of the Financial Report. All directors have agreed to give the company notice of changes to their relevant interests in Company shares within five days to enable both them and

Corporate Governance continued

the Company to comply with the Australian Stock Exchange (ASX) Listing Rules. If a potential conflict of interest exists on a matter before the Board then (unless the remaining directors determine otherwise), the director concerned does not receive the relevant briefing papers, and takes no part in the Board's consideration of the matter nor exercises any influence over other members of the Board.

In addition to considering issues that may arise from disclosure by directors from time to time under these obligations, the Board makes an annual assessment of each non-executive director to determine whether it considers the director to be independent. The Board considers that an independent director is a director who is independent of management and free of any business or other relationship that could, or could reasonably be perceived to, materially interfere with the exercise of their unfettered and independent judgment.

Information about any such interests or relationships, including any related financial or other details, is assessed by the Board to determine whether the relationship could, or could reasonably be perceived to, materially interfere with the exercise of a director's unfettered and independent judgment. As part of this process the Board takes into account a range of relevant matters including:

> information contained in specific disclosures made by directors pursuant to their obligations under the Board charter and the Corporations Act;

> any past employment relationship between the director and the Company;

> any shareholding the director or any of his or her associates may have in the Company;

> any association or former association the director may have with a professional adviser or consultant to the Company;

> any other related party transactions whether as a supplier or customer of the Company or as party to a contract with the Company other than as a director of the Company;

> any other directorships held by the director; and

> any family or other relationships a director may have with another person having a relevant relationship or interest.

In determining whether an interest or relationship is considered to interfere with a director's independence, the Board has regard to the materiality of the interest or relationship. For this purpose, the Board adopts a conservative approach to materiality consistent with Australian accounting standards. If a director has a current or former association with a supplier, professional adviser or consultant to the CSL Group, that supplier, adviser or consultant will be considered material:

> from the Company's point of view, if the annual amount payable by the CSL Group to the supplier, adviser or consultant exceeds 5% of the consolidated expenses of the CSL Group; and

> from the director's point of view, if that amount exceeds 5% of the supplier's, adviser's or consultant's total revenues.

Similarly, a customer of the CSL Group would be considered material for this purpose from the Company's point of view if the annual amount received by the CSL Group from the customer exceeds 5% of the consolidated revenue of the CSL Group, and from the director's point of view if that amount exceeds 5% of the customer's total expenses.

In addition to assessing the relationship in a quantitative sense, the Board also considers qualitative factors, such as the nature of the goods or services supplied, the period since the director ceased to be associated and their general subjective assessment of the director.

1.4 Nomination Committee

The functions and responsibilities of the Nomination Committee are documented in a formal charter approved by the Board. Currently all members of the Board sit as the Nomination Committee, and the Committee is chaired by the Board Chairman.

The Committee is responsible for reviewing the Board's membership and making recommendations on any new appointments. The Committee is also responsible for:

> setting and following the procedure for the selection of new directors for nomination;

> conducting regular reviews of the Board's succession plans to enable it to maintain an appropriate mix of skills and experience;

> regularly reviewing the membership of Board committees; and

> conducting annual performance reviews of the Board, individual directors, and the Board committees.

Information about meetings held during the year, and individual directors' attendance at these meetings, can be found on page 36.

1.5 Director Appointments

Mr David Simpson was the only new director appointed to the Board during the financial year and, in accordance with the Company's Constitution, he was elected as a director at the 2006 annual general meeting. Miss Elizabeth Alexander and Mr Antoni Cipa were each re-elected as directors at the 2006 Annual General Meeting.

Before their nomination for election or re-election, it is the Company's policy to ask directors to acknowledge to the Board that they have sufficient time to meet the Company's expectations of them. The Board requires that all of its members devote the time necessary to ensure that their contribution to the Company is of the highest possible quality. The Board charter sets out procedures for the removal of a director whose contribution is found to be inadequate.

1.6 Performance Evaluation

The Board (as the Nomination Committee) meets annually to review its own performance. The Chairman also holds discussions with individual directors to facilitate peer review. The non-executive directors are responsible for evaluating the performance of the Managing Director, who in turn evaluates the performance of all other senior executives. These evaluations are based on specific criteria including the Company's business performance, whether the long term strategic objectives are being achieved and the achievement of individual performance objectives.

In addition to the briefing papers, agenda and related information regularly supplied to directors, the Board has an ongoing education program designed to give directors further insight into the operation of the Company's business. As part of this program, directors have the opportunity to visit Company facilities and attend meetings and information sessions with employees.

2. Audit and Risk Management

2.1 Integrity in Financial Reporting and Regulatory Compliance

The Board is committed to ensuring the integrity and quality of its financial reporting, risk management and compliance systems.

Prior to giving their director's declaration in respect of the annual and half-year financial statements, the Board requires the Managing Director and the Finance Director to sign written declarations to the Board that:

> The financial statements and associated Notes comply with A-IFRS Accounting Standards as required by the Corporations Act 2001, the Corporations Regulation 2001 and the CSL Group Accounting Policies;

> The financial statements and associated Notes give a true and fair view of the financial position as at 30 June 2007 and performance of the Company for the year then ended as required by the Corporations Act 2001;

> In their opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

> They have established and maintained an adequate risk management and internal compliance and control system to facilitate the preparation of a reliable financial report which in all material respects implement the policies adopted by the Board of Directors and the Statements made above are based on that system.

2.2 Audit and Risk Management Committee

The Audit and Risk Management Committee is responsible for assisting the Board in fulfilling its financial reporting, risk management and compliance responsibilities. The functions and responsibilities of the Committee are set out in a charter. Broadly, the Committee is responsible for:

> overseeing the Company's system of financial reporting and safeguarding its integrity;

> overseeing risk management and compliance systems and the internal control framework;

> monitoring the activities and effectiveness of the internal audit function;

> monitoring the activities and performance of the external auditor and coordinating its operation with the internal audit function; and

> providing full reports to the Board on all matters relevant to the Committee's responsibilities.

Corporate Governance continued

The roles and responsibilities of the Committee are reviewed annually.

The Committee currently comprises three independent non-executive directors. Details of the Committee's current members, including their qualifications and experience, are set out in the directors' profiles on pages 22 and 23 of this Report. The Committee charter provides that a majority of the Committee must be independent directors, and that the Committee Chair must be an independent director who is not also Chairman of the Board. Executive directors may not be members of the Committee. Members are chosen having regard to their qualifications and training to ensure that each is capable of considering and contributing to the matters for which the Committee is responsible.

The Committee meets at least four times a year, and senior executives and internal and external auditors frequently attend meetings on invitation by the Committee. The Committee holds regular meetings with both the internal and external auditors without management or executive directors present. Details of Committee meetings held during the year and individual directors' attendance at these meetings can be found on page 36.

A Corporate Risk Management Committee of responsible executives reports to the Audit and Risk Management Committee on a quarterly basis. Its task is to quantify and monitor certain business risks, including those relating to operating systems, the environment, health and safety, product quality, physical assets, security, disaster recovery, insurance and compliance. In addition, each manufacturing site in the Group has its own Risk Management Committee which reports to the Corporate Risk Management Committee on a quarterly basis. Risk assessment and management policies are reviewed periodically.

2.3 External Auditor

One of the chief functions of the Audit and Risk Management Committee is to review and monitor the performance and independence of the external auditor. The Company's external auditor for the financial year was Ernst & Young, who were appointed by shareholders at the 2002 annual general meeting. A description of the procedure followed in appointing Ernst & Young is set out in the notice of the 2002 annual general meeting.

The Committee has established guidelines to ensure the independence of the external auditor. The external audit partner is to be rotated at least every five years, and the auditor is required to make an independence declaration annually. Information about the total remuneration of the external auditor, including details of remuneration for any non-audit services, can be found in Note 29 of the Financial Report.

The Committee is satisfied that the provision of those non-audit services by the external auditor was consistent with auditor independence.

The external auditor attends each annual general meeting to be available to answer questions from shareholders.

3. Remuneration Policies

Detail on the Company's remuneration policies and practices (including details of the Human Resources Committee of the Board and its Charter, remuneration of directors and senior executives of the consolidated entity and the Company, and details of the Company's employee share, option and performance rights plans) are set out in the Remuneration Report on pages 39 to 50.

4. Market Disclosure

4.1 Summary of Continuous Disclosure Policy

The Board has approved a continuous disclosure policy designed to facilitate the Company's compliance with its obligations under the Australian Stock Exchange (ASX) Listing Rules. The policy:

- gives guidance as to the types of information that may require disclosure, including examples of practical application of the rules;
- gives practical guidance for dealing with market analysts and the media;
- identifies the correct channels for passing on potentially market-sensitive information as soon as it comes to hand;
- establishes regular occasions at which senior executives and directors are actively prompted to consider whether there is any potentially market-sensitive information which may require disclosure; and
- allocates responsibility for approving the substance and form of any public disclosure and communications with investors.

4.2 Securities and Market Disclosure Committee

The Board has delegated authority to a Securities and Market Disclosure Committee, which has a formal charter. The Committee is designed to be convened at short notice to enable the Company to comply with continuous disclosure obligations and securities related issues. It comprises a minimum of any two directors, one of whom must be an independent director. The Committee has authority to:

> approve the form and substance of any disclosure to be made by the Company to the ASX in fulfilment of its continuous disclosure obligations;

> approve the allotment and issue, and registration of transfers of securities;

> make determinations on matters relating to the location of the share register; and

> effect compliance with other formalities which may be urgently required in relation to matters affecting the share capital.

4.3 Shareholder Communication

In addition to its formal disclosure obligations under the ASX Listing Rules, the Board uses a number of additional means of communicating with shareholders. These include:

> the half-year and annual report;

> posting media releases, public announcements, notices of general meetings and voting results, and other investor related information on the Company's website; and

> annual general meetings, including webcasting which permits shareholders worldwide to view proceedings.

The Company has a corporate governance page on the Company's website which supplements the communication to shareholders in the annual report regarding the Company's corporate governance policies and practices. That web page also contains copies of many of the Company's governance-related documents, policies and information.

The Board is committed to monitoring ongoing developments that may enhance communication with shareholders, including technological developments, regulatory changes and the continuing development of "best practice" in the market, and to implementing changes to the Company's communications strategies whenever reasonably practicable to reflect any such developments.

5. Securities Trading Policy

By promoting director and employee ownership of shares, the Board hopes to encourage directors and employees to become long-term holders of Company securities, aligning their interests with those of the Company. It does not condone short-term or speculative trading in its securities by directors and employees nor does it permit directors or employees to enter into any price protection arrangements with third parties to hedge such securities. The Company has a comprehensive securities trading policy which applies to all directors and employees. The policy aims to inform directors and employees of the law relating to insider trading, and provide them with practical guidance for avoiding unlawful transactions in Company securities.

As a basic principle, the policy states that directors and employees should not buy or sell securities in the Company when they are in possession of price sensitive information which is not generally available to the market. The policy identifies trading 'windows' during which, subject to the blanket rule, it is safest to trade in Company securities. Directors and employees are reminded that procuring others to trade in Company securities when in possession of price sensitive information is also a breach of the law and the securities trading policy. Acquisitions of securities under the employee share and option plans are exempt from the prohibition under the Corporations Act 2001.

A procedure of internal disclosure applies to directors and employees wishing to buy or sell Company securities or exercise options over Company shares. Directors and employees are forbidden from making such transactions without the prior approval of the Chairman (in the case of directors) or the Company Secretary (in the case of employees). Directors also have specific disclosure obligations under the Corporations Act 2001 and the corresponding ASX Listing Rules.

6. Corporate Responsibility

The Company's approach to Corporate Responsibility is guided by its Group Values, Corporate Code of Conduct and related policies.

6.1 Group Values

The Company has developed a set of values common to the diverse business units that form the CSL Group. The CSL Group Values, endorsed by the Board, serve as the foundation for every day decision-making. These values are superior performance, innovation, integrity, collaboration and customer focus.

Corporate Governance continued

6.2 Code of Conduct

The Board has also adopted a Corporate Code of Conduct (the Code) outlining its commitment to responsible business practices and ethical standards. The Code sets out principles of conduct derived from the Group Values and includes:

> a commitment to conducting its business with the utmost integrity by complying with laws and regulations in all countries in which the Company operates, and by fulfilling all of its responsibilities to shareholders and the financial community;

> rules guiding employees and directors towards ethical decisions in situations of potential conflict of interest, political involvement, bribery and financial inducements;

> workplace relations principles regarded by the Company as fundamental, including mutual respect, anti-discrimination and freedom of association;

> commitment to adherence to health and safety standards, both of products, through compliance with manufacturing and other best practice standards, and in the provision of safe and healthy employee work environments;

> practices for responsible environmental management; and

> guidance for beneficial interactive relationships with stakeholders and the communities in which CSL operates, and collaboration throughout the organisation.

The Company expects that its contractors and suppliers will comply not only with the laws of the countries in which they operate, but also with internationally accepted best practice. It therefore expects that contractors also observe the principles set out in the Code of Conduct.

6.3 Supporting Policies

In furtherance of the Code, the Company has adopted a Whistleblower Policy which outlines the Company's commitment to ensuring that employees are able to raise concerns regarding any illegal conduct or malpractice without being subject to victimisation, harassment or discriminatory treatment, and to have such concerns properly investigated. This Policy sets out the mechanism by which staff, contractors and consultants can confidently, and anonymously if they wish, voice concerns in a responsible manner without fear of discriminatory treatment.

Other specific policies have been developed to support each aspect of the Code, which are endorsed by the Board and then tailored by each business unit to suit the legal, regulatory and cultural environment in which they operate. These policies include:

> Animal Ethics;

> Charitable Donations;

> Drugs and Alcohol;

> Employee Counselling;

> Environment;

> Equal Employment Opportunity/Workplace Harassment;

> Labour Standards;

> Learning and Development;

> Occupational Health and Safety;

> Political Donations;

> Privacy;

> Professional Behaviour;

> Recognition of Employee Contribution;

> Recruitment and Selection;

> Rehabilitation Policy; and

> Reporting and Management of Incidents.

CSL Limited Financial Report 2006-2007

Contents

Directors' Report	36
Auditor's Independence Declaration	53
Consolidated Income Statement	54
Income Statement	55
Balance sheets	56
Statements of Recognised Income and Expense	57
Cash Flow Statements	58
Notes to the Financial Statements	59
Directors' Declaration	110
Independent Audit Report	111

Directors' Report

The Board of Directors of CSL Limited has pleasure in presenting their report on the consolidated entity for the year ended 30 June 2007.

1. Directors

The following persons were Directors of CSL Limited during the whole of the year and up to the date of this report:

Miss E A Alexander, AM
(appointed Chairman on 1 October 2006)

Dr B A McNamee (Managing Director)

Mr J H Akehurst

Mr A M Cipa

Mr I A Renard

Mr M A Renshaw

Mr K J Roberts, AM

Professor J Shine, AO

Mr P H Wade was the Chairman and a Director from the beginning of the financial year until his retirement on 30 September 2006.

Mr D J Simpson was appointed a Director on 1 September 2006 and continues in office at the date of this report.

Dr A C Webster was a Director from the beginning of the financial year until his retirement on 18 October 2006.

Particulars of the directors' qualifications, experience, all directorships of public companies held for the past three years, special responsibilities, ages and the period for which each has been a director are set out in the Directors' Profiles section of the Annual Report.

2. Company Secretary

The company secretary is Mr P R Turvey, BA/LLB, MAICD. Mr Turvey was appointed to the position of company secretary in 1998 having joined the Company in 1992. Before joining CSL Limited he held the role of Company Secretary for five years with Biotech Australia Pty Ltd. Mr E H Bailey, B.Com/LLB, is Assistant Company Secretary and was appointed in 2001 having joined the Company in 2000. Before joining the Company he was a Senior Associate with Arthur Robinson & Hedderwicks.

3. Directors' Meetings

During the year, the Board held nine meetings. The Audit and Risk Management Committee met four times and the Human Resources Committee met three times. The Nomination Committee comprises the full Board and meets in conjunction with Board Meetings. The Securities and Market Disclosure Committee met 15 times and comprises at least any two Directors, one of whom must be a non-executive director.

The attendances of directors at meetings of the Board and its Committees were:

	Board of Directors		Audit and Risk Management Committee		Securities and Market Disclosure Committee	Human Resources Committee	
	Attended	Maximum	Attended	Maximum	Attended	Attended	Maximum
P H Wade	3	3	1[1]	-	3	2[1]	-
B A McNamee	9	9	4[2]	-	14	3[2]	-
J Akehurst	8	9	-	-	-	2	3
E A Alexander	9	9	4	4	12	-	-
A M Cipa	9	9	4[2]	-	-	-	-
I A Renard	9	9	4	4	1	-	-
M A Renshaw	9	9	-	-	-	2	3
K J Roberts	9	9	-	-	-	3	3
J Shine	8	9	-	-	-	-	-
D Simpson	7	7	3	3	-	-	-
A C Webster	3	3	-	-	-	2	2

[1] *Attended for at least part in ex officio capacity*
[2] *Attended for at least part by invitation*

4. Principal Activities

The principal activities of the consolidated entity during the financial year were the research, development, manufacture, marketing and distribution of biopharmaceutical and allied products.

5. Operating Results

The Group's net profit (excluding the recognition of the contingent consideration payable for the acquisition of Aventis Behring in the prior year) was up 54% to $539 million. Sales revenue was $3.2 billion up 11% on the previous year with research and development expenditure of $191 million up 19% on the previous year. Net operating cash flow was $481 million.

6. Dividends

The following dividends have been paid or declared since the end of the preceding financial year:

2005-2006 A final dividend for the year ended 30 June, 2006, of 40 cents per ordinary share, unfranked, was paid on 13 October, 2006, out of profits for that year as declared by the Directors in last year's Directors' Report.

2006-2007 An interim dividend on ordinary shares of 49 cents per share, unfranked, was paid on 13 April 2007. The Directors of the Company have declared a final dividend of 55 cents per ordinary share, franked to 27.5 cents per ordinary share, for the year ended 30 June 2007, to be paid out of profits for that year.

In accordance with determinations by the Directors, the Company's dividend reinvestment plan remains suspended.

Total dividends for the 2006-2007 year are:

	On Ordinary shares $000
Interim dividend paid 13 April 2007	89,608
Final dividend payable on 12 October 2007	100,673

7. Review of Operations

CSL Behring sales grew 8% to $2.6 billion (13% in US dollar terms) when compared to the twelve months ended 30 June 2006. Solid performance across the plasma product portfolio in both core and specialty products have driven this growth.

Carimune® / Sandoglobulin® (Intravenous Immunoglobulin), Vivaglobin® (subcutaneous Immunoglobulin) and Humate®/ Haemate® (von Willebrand disease therapies) performed particularly well. During the period immunoglobulin prices in Europe improved, drawing closer to US pricing. The growth of Vivaglobin®, which was launched into the USA in March 2006, reflects patient demand given the unique convenience of the product. Humate® / Haemate®, with its high ratio of ristocetin co-factor, have been in strong demand by patients with a need for von Willebrand's factor and Haemophilia-A patients in need of inhibitor therapy. Cytogam® (Ctyomegalovirus immunoglobulin intravenous) acquired in December 2006 boosted sales in the second half of the fiscal year by approximately $20 million.

CSL Behring's sales growth, operational efficiency and product mix optimisation have underpinned the strong growth in operating margin (earnings before interest and taxes) of 28%, up from 20% in the prior comparable period. The improved margin includes the residual inventory benefit of $12 million ($50 million in the prior comparable period), arising from the purchase of Aventis Behring in 2004. A major element of the cost base, plasma, was kept well under control through improved plasma collection efficiency.

CSL Bioplasma sales grew 10% to $211 million which is attributable to growth in plasma volumes fractionated in Australia. Strong albumin demand and improved pricing in Asia also added to the growth.

CSL Biotherapies grew sales by 49% to $317 million reflecting a strong start to the school based GARDASIL* immunisation program in Australia. Sales of GARDASIL* in Australia during the period totalled $100 million.

Other Revenue grew in line with the royalty received from Merck on the sales of GARDASIL*. The total GARDASIL* royalty received amounted to $86 million.

* *GARDASIL is a trademark of Merck & Co. Inc.*

8. Significant Changes in the State of Affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year not otherwise disclosed in this report or in the financial statements.

9. Significant Events After Year End

On 27 July 2007, the US Food and Drug Administration granted marketing approval for Privigen™ (10% liquid intravenous immunoglobulin) which is indicated for the use of patients diagnosed with primary immunodeficiency. Privigen™ is also indicated for the treatment of chronic immune thrombocytopenic purpura to rapidly raise platelet counts to prevent bleeding.

Directors are not aware of any other matter or circumstance which has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

10. Likely Developments, Business Strategies and Future Prospects

In the medium term, the Company will continue to grow through developing differentiated plasma products, expanding flu vaccine sales internationally, receiving royalty flows from the exploitation of the human papillomavirus vaccine by Merck & Co, Inc and the commercialisation of the Company's ISCOMATRIX® adjuvant technology. Over the longer term the Company intends to develop new products which are protected by its own intellectual property which are high margin human health medicines marketed and sold by the Company's global operations. Further comments on likely developments and expected results of certain aspects of the operations of the consolidated entity, and on the business strategies and prospects for future financial years of the consolidated entity, are contained in the Year in Review in the Annual Report and in section 7 of this Directors' Report. Additional information of this nature can be found on the Company's website (www.csl.com.au). Any further information of this nature has been omitted as it would unreasonably prejudice the interests of the consolidated entity if this report were to refer further to such matters.

11. Environmental Regulatory Performance

The consolidated entity maintains management systems for health, safety and the environment that are consistent with internationally recognised standards to help ensure that its facilities operate to those standards to help protect its employees, contractors and the environment. The consolidated entity also provides appropriate training and resources so that its employees are equipped to work safely and to maintain incident-free workplaces.

Additionally, the consolidated entity's environmental obligations and waste discharge quotas are regulated under applicable Australian and foreign laws. Environmental performance obligations are monitored by the Board and subjected from time to time to government agency audits and site inspections.

The consolidated entity also endeavours to minimise the environmental impact of its operations by recycling waste paper and other materials and by the responsible management and disposal of all product packaging.

No environmental breaches have been notified by the Environmental Protection Authority in Victoria, Australia, or by any other equivalent interstate or foreign government agency in relation to the Company's Australian or international operations during the year ended 30 June 2007.

12. Directors' Shareholdings and Interests

At the date of this report, the interests of the directors who held office at 30 June 2007 in the shares, options and performance rights of the Company are set out in tables on pages 49 and 50 of this Report and Note 27 of the Financial Report.

13. Directors' Interests in Contracts

Section 17 of this Report sets out particulars of the Directors Deed entered into by the Company with each director in relation to Board paper access (indemnity and insurance matters).

14. Share Options

As at the date of this report, the number of unissued ordinary shares in the Company under options and under performance rights are set out in Note 26 of the Financial Statements.

Holders of options or performance rights do not have any right, by virtue of the options or performance rights, to participate in any share issue by the Company or any other body corporate or in any interest issued by any registered managed investment scheme.

The number of options and performance rights exercised during the financial year and the exercise price paid to acquire fully paid ordinary shares in the Company is set out in Notes 19 and 26 of the Financial Statements. Since the end of the financial year, no further options have been exercised. Since the end of the financial year, 20,800 performance rights have been exercised and shares issued as a result of the exercise.

15. Remuneration Report

This report summarises the director and executive remuneration policies and practices, including detailed remuneration outcomes for the 2007 financial year. The report has been prepared in accordance with the remuneration reporting requirements under section 300A of the *Corporations Act 2001* and Corporations Regulation 2M.6.04 and details the remuneration arrangements for Key Management Personnel according to Accounting Standard AASB 124 *Related Party Disclosures.*

Key Management Personnel comprise:

- all directors of CSL; and
- those individuals who have authority and responsibility for planning, directing and controlling the activities of the Company and the consolidated entity.

Board and Human Resources Committee

The Board has adopted a formal charter delegating certain of its responsibilities concerning human resources and remuneration to the Human Resources Committee. This charter can be found on the www.csl.com.au website under Corporate Governance; Board and Committee Charters.

The responsibilities of the Human Resources Committee include:

- reviewing and monitoring the human resources strategic plan;
- reviewing and approving the corporate human resources policies;
- establishing a policy framework for employee and senior executive remuneration;
- monitoring and reviewing the Company's performance management system;
- reviewing and recommending to the Board the terms relating to the Company's employee share, option and performance right schemes;
- recommending to the Board individual senior executive remuneration packages and where appropriate, seeking independent advice on senior executive remuneration;
- recommending to the Board senior executive recruitment, retention and termination policies as well as succession planning strategies and policies;
- reviewing benchmarks against which senior executive salary reviews are made; and
- reporting to the Board any findings or recommendations of the Committee after each meeting.

In accordance with the charter, the Board reserves responsibility for:

- the remuneration of non-executive directors;
- setting the terms of employment and remuneration for the Managing Director;
- approving remuneration for senior executives; and
- the operation and policies relating to the Company's employee share, option and performance right schemes and succession planning.

The Human Resources Committee comprises three members, all of whom are independent non-executive directors. These are:

- Mr Ken Roberts (Chairman);
- Mr John Akehurst; and
- Mr Maurice Renshaw

Ms Alison von Bibra, General Manager – Human Resources, acts as Secretary of the Committee. The Board Chairperson may attend any meeting of the Committee in an ex officio capacity. The Managing Director, senior executives and professional advisors retained by the Human Resources Committee attend meetings by invitation.

The Committee meets at the conclusion of the performance management process, at the conclusion of the succession planning process, prior to the allocation of long term incentives, and at other times as are required to discharge its responsibilities. Information about Committee meetings held during the year and individual directors' attendance at these meetings can be found in section 3 of this Directors' Report.

Any recommendation made by the Human Resources Committee concerning an individual director or executive's remuneration is made without that director or executive being present.

Non-Executive Directors' Remuneration

The Board's principal responsibilities are the oversight of the management of the Company and its strategic direction and approving the Company's business strategies and objectives. Non-executive director remuneration is not linked to the Company's short-term financial performance and these directors are not entitled to performance based remuneration or participation in the Company's equity incentive plans.

Non-executive directors are entitled to fixed fees having regard to their Board responsibilities, obligations on any of the four Board committees and the aggregate non-executive director remuneration limit approved by shareholders. Within this limit, the Board determines the fees payable to non-executive directors based on advice from professional advisors which takes into consideration fees payable to non-executive directors by comparable organisations as well as fee levels which the Board considers appropriate to attract and retain high quality non-executive directors.

Currently, the Company's Constitution sets the maximum aggregate amount of remuneration which may be paid to non-executive directors at $1,500,000. Any increases to this sum must be approved by shareholders at a general meeting. In accordance with this, and in line with the growth of the Company and the spread of its operations in international locations, shareholders are being asked at the next Annual General Meeting to approve an increase in this amount to $2,000,000. This will allow the company to attract and retain Directors with the appropriate experience and skill to meet the ever-increasing challenges of international expansion. As outlined in the Constitution, remuneration for any extra services by individual directors or the reimbursement of reasonable expenses incurred by directors may also be approved by the Board from time to time.

The table on page 45 of this report sets out the fees paid to non-executive directors and is based on the following Non-Executive Directors Committee Fees schedule.

Non-Executive Directors Board and Committee Fees per annum effective 1 January 2006:

	Board $	Audit & Risk Management Committee $	Human Resources Committee $	Nomination Committee $	Securities & Market Disclosure Committee $
Chairman	300,000	30,000	20,000	-	-
Members	125,000	12,500	10,000	-	-

The Chairmen and members of the Nomination Committee and the Securities and Market Disclosure Committee do not receive any additional fees for committee responsibilities.

Non-executive directors participate in the Non-Executive Directors' Share Plan approved by shareholders at the 2002 annual general meeting. Under the Non-Executive Directors' Share Plan, non-executive directors are required to take at least 20% of their director's fees in the form of shares in the Company. Shares are purchased on-market at prevailing share prices. These purchases are made by the Non-Executive Directors' Share Plan administrator at pre-determined intervals.

In addition to fees paid in cash or taken in the form of shares, non-executive directors also receive superannuation contributions equal to 9% of their fees.

Non-executive directors were entitled to a retirement allowance as approved by shareholders in 1994 equal to the highest fees over any consecutive 36 months of service. If the director had served more than five years on the Board, they would receive another 5% of the base fee at the time of retirement for every additional year served, up to a limit of 15 years. The Board terminated this retirement plan as at 31 December 2003 and froze the retirement allowance as at that date. No non-executive director has accrued any entitlement to any retirement allowance since 31 December 2003.

Executive Remuneration Policy

The Company's remuneration policy is designed to be competitive and equitable and to attract and retain high quality employees. The aim of the policy is to provide senior executives with an appropriate balance of fixed and performance related remuneration.

Remuneration is set at levels competitive with market rates. The performance related remuneration ensures that a significant proportion of executive remuneration is at risk by linking reward to the achievement of personal and corporate objectives, and shareholder returns.

The Human Resources Committee considers independent external advice in setting both the balance of fixed and performance related remuneration and the remuneration levels.

Executive Remuneration Structure

The Company's remuneration structure comprises three core elements:

- fixed remuneration;
- short-term incentives; and
- long-term incentives.

Together, these elements comprise an executive's total potential remuneration.

Broadly, an executive will have fixed remuneration and a short-term incentive percentage representing the executive's potential short-term incentive as a percentage of fixed remuneration. Under the Company's performance management system, this percentage ranges from 10% to 60% of fixed remuneration depending on an executive's seniority level. During the 2007 financial year, executives were also able to participate in the Company's long term equity incentive arrangements.

In June 2006, the CSL Board approved new long-term incentive arrangements for equity grants that became effective in the 2007 financial year. The plan provisions are consistent with the rules of the CSL Performance Rights Plan approved by shareholders at the Annual General Meeting in 2003.

The short-term and long-term incentive arrangements are discussed further on pages 42 to 44 of this Report. The proportion of performance related remuneration to an executive's total potential remuneration is kept largely consistent for a given level of seniority, across all countries where CSL operates. As an executive's seniority level increases, so do the incentive percentages and the proportion of performance related remuneration to that executive's total potential remuneration.

CSL's performance management system is central to the management of performance related remuneration. The extent to which executives meet or exceed the performance objectives as set out in the performance management system influences the calculation of short-term incentives as well as executives' ability to participate in the Company's long-term incentive programs. Performance as measured under the performance management system is also taken into consideration in reviewing fixed remuneration.

The total remuneration levels for executive Key Management Personnel are illustrated in the tables on pages 45 and 46 of this Report. The balance of fixed and performance related remuneration for executive Key Management Personnel is illustrated in the table on page 47 of this Report.

Fixed Remuneration

Depending on the country in which the executive is employed, an executive's fixed pay is expressed as a "Total Employment Cost" ("TEC") or as "salary plus benefits".

Where a TEC approach is adopted, an executive's fixed remuneration comprises benefits the executive has elected to receive in lieu of salary inclusive of any associated costs such as fringe benefits tax and mandatory superannuation, with the balance paid as cash salary. Where a "salary plus benefits" approach is adopted, the salary is specified and the Company provides benefits to an executive consistent with the labour market practices in that jurisdiction.

CSL's reward strategy globally is to target a fixed remuneration market position at the median of the relevant comparator market, with Total Reward (including short-term incentives and long-term incentives) for stretch performance at the median percentile of the market.

Executives who are working in a country other than their usual country of residence are eligible to receive benefits in accordance with the Company's expatriate policies. CSL's expatriate policies are intended to compensate an executive for the additional commitment and costs associated with working in a different country.

Short-term Incentives

Short-term incentives may be awarded to employees based on their annual performance as evaluated under the CSL Performance Management System.

In relation to the performance management process, the Board approves the corporate objectives, strategic plans and financial budgets. The Board also approves the Managing Director's specific performance objectives which reflect the Board approved corporate objectives, plans and budgets. The Managing Director specifically approves the performance objectives for other executives which represent a cascading set of objectives and activities of the corporate objectives.

Formal review of progress against objectives is conducted twice annually with the full year review provided to the Board, for the Managing Director and his direct reports.

Long-term Incentives

Long-term incentives are reserved for employees who have performed to a required performance level and who are regarded as being of strategic and/or operational importance to the Company, and for prospective key employees. The Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for this purpose during the financial year.

Performance Rights and Performance Options

As noted in the 2006 Annual Report, new arrangements for Long Term Incentive grants became effective in October 2006. Allocations to Executive Directors under the new arrangements, were approved by shareholders at the 2006 Annual General Meeting.

As determined by the Board, the long-term incentive grants made to executives incorporated both Performance Rights and Performance Options (each with a different performance hurdle). The use of two types of is expected to align reward more closely with corporate performance, increase the market competitiveness of the total remuneration package, and facilitate the attraction and retention of high calibre executives.

Each long-term incentive grant generally consists of 50% Performance Rights and 50% Performance Options. For a specified group of Senior Leadership Executives, a mix of 40% Performance Rights and 60% Performance Options was granted. This latter group includes the CEO and Managing Director and Executive Key Management Personnel.

The Performance Rights are granted in accordance with an Allocation Target Range, based on the Executives seniority, job value and location, such that we are taking account of market conditions in each region of the world in which we recruit for talent. The performance hurdle attached to Performance Rights is a relative Total Shareholder Return ("TSR") hurdle with a peer group of the companies comprising the ASX top 100 by market capitalisation (excluding companies with the GICS industry codes of commercial banks, oil and gas and metals and mining). The Peer Group for the October 2006 allocation was established on 2 October 2006, which was also the date of grant. Vesting will occur where the Company's TSR ranking is at or above the 50th percentile.

The Performance Options are issued for nil consideration with an exercise price equal to the volume weighted average CSL share price over the week up to and including the day of grant.

The performance hurdle for the Performance Options is an earnings per share (EPS) measure. The initial target is 10% compound EPS growth per annum measured from 30 June in the financial year preceding the grant of options until 30 June in the financial year prior to the relevant test date. Either none or the portion of the Performance Options as shown in the table on page 49 and 50 are exercisable depending on whether this target is achieved.

The Board considers that an EPS performance hurdle is appropriate since a key approved corporate objective is the pursuit of sustainable earnings growth.

Performance Rights and Performance Options are issued for a term of seven years. Current offers provide for a portion becoming exercisable, subject to satisfying the relevant performance hurdle, after the second anniversary of the date of grant. Full vesting does not occur until fours years post grant date.

If the portion tested at the applicable anniversary meets the relevant performance hurdle, that portion of rights and options vest and become exercisable until the expiry date. If the portion tested fails to meet the performance hurdle the portion will be carried over to the next anniversary and retested. After the fifth anniversary, any Performance Rights and Performance Options not vested will lapse.

Importantly, there is an individual employee hurdle requiring an executive to obtain a satisfactory (or equivalent) rating under the Company's performance management system for the financial year prior to exercise of the Performance Rights and Performance Options.

There are no company provided loans as part of the current long-term incentive arrangements.

Previous grants of Performance Rights were issued to executives dependent on an executive's long-term incentive percentage and the Company's share price. This plan also encompassed individual performance criteria. The Performance Rights were issued for no consideration.

The minimum Performance Period was three years. If all eligible Performance Rights have not vested by the end of this period, performance may be reassessed at one-yearly intervals for up to a further two years. Any Performance Rights which remain unvested after the last reassessment will lapse.

The performance hurdle for performance rights issued prior to October 2006 was defined so that 50% of Performance Rights vest at the 50th percentile, with the balance vesting on a straight line basis between the 50th and 75th percentile, where 100% of rights vest.

SESOP II

The Senior Executive Share Ownership Plan II ("SESOP II") had previously been used for the purpose of delivering long-term incentives. SESOP II was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under this program, options were issued for a term of seven years and began to be exercisable, subject to satisfying the performance hurdle, after the third anniversary of the date of grant. An allocation could be fully exercisable after five years. The exercise price was calculated using the weighted average price over the 5 days preceding the issue date of the option.

For the options to be exercisable, a performance hurdle relating to earnings per share for CSL ordinary shares had to be met. Specifically, for the period from the financial year preceding the grant of options until the financial year prior to the date of exercise, pre-abnormal earnings per share had to increase by seven percent compound per annum. Either none or all of the options were exercisable depending upon whether this target was achieved.

In addition, there was also an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the options, a satisfactory rating under the Company's performance management system.

Under the rules of SESOP II, participants could be provided with a loan to fund the exercise of the options. Consequently, no loan was made to the recipients of options until the option was exercised and no amounts were recorded in receivables until the option was exercised. Interest equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 46.5%) was charged on the loan.

No options were granted under SESOP II during the 2007 financial year.

During the 2006 fiscal year, the SESOP II loan terms were adjusted to enable the Company to seek loan repayment where the market value of the shares issued to an individual participant falls to 110% or less of the total exercise price. This mechanism ensures that the full loan amount remains recoverable by the Company.

Relationship between Company Performance & Executive Remuneration

Over the last five years, reward delivered under the long-term incentive component of executive remuneration has been dependent on CSL's EPS growth or TSR performance. As outlined in the Long Term Incentive section of this report, the long-term incentive arrangements from the 2007 financial year will be measured on both the EPS growth and TSR performance of CSL.

The table below illustrates the Company's annual compound growth in basic earnings per share (EPS) for Options granted under SESOP and SESOP II with a 7% hurdle of annual compound growth and Performance Options granted under the Performance Rights Plan with a 10% hurdle of annual compound growth.

Annual compound growth of EPS

Option		Financial Year	
Allocation	2005	2006	2007
2002	23%	30%	33%
2003		25%	30%
2006			53%

To date each allocation of options has satisfied the performance hurdle before their expiry date. Accordingly, except for options lapsing in accordance with the Rules (eg termination of employment), all options that have met the time-related vesting requirements have vested.

Since October 2003, the Company has provided long-term incentives using Performance Rights which have a TSR hurdle. During the 2007 financial year, four Performance Rights allocations (made in October 2003, December 2003, March 2004 and June 2004) were subject to testing. Both allocations satisfied the performance criteria and vested in full. The table below summarises the actual and prospective relative TSR performance over the Performance Period to date in respect of unvested Performance Rights. The data is indicative of results as if tested on 30 June 2007.

Performance Right Issue	Indicative Company TSR as at 30 June 2007	Indicative Percentile Rank[1]	Number of Rights Vesting[1]
October 2004	221%	95%	100%
July and September 2005	208%	98%	100%
March and April 2006	119%	96%	100%
October 2006	62%	94%	100%

[1] *All Performance Rights vest where CSL's relative TSR is at the 75th percentile (i.e. where CSL's TSR is higher than 75% of the peer group).*

Employment Contracts - Non Executive Directors

Non-executive directors are subject to ordinary election and rotation requirements as stipulated in the ASX Listing Rules and the Company's Constitution. Accordingly, there are no specific employment contracts with non-executive directors.

Employment Contracts - Executive Key Management Personnel

All executive Key Management Personnel are employed under a service contract. Each contract outlines the key terms of employment including the executive's fixed remuneration. The potential short-term incentive may also be stipulated in the contract or be governed by the Company's remuneration policy which governs the level of short-term incentives applicable to seniority levels.

It is the Company's general practice that employment contracts for executives do not have a fixed term.

It is the Company's policy that employment contracts for executives contain provisions for termination with notice or payment in lieu thereof and for termination by the Company without notice for serious misconduct and breach of contract.

The notice period required to be given by the employee or the Company along with any termination payments to which they may be eligible are set out in the table below. Termination payments for all executives are expressed in months and calculated by reference to TEC or salary (excluding benefits) which the executive would have earned over that time.

	Notice Period by Company	Notice Period by Employee	Termination Payments
Executive Directors			
B A McNamee	6 months	6 months	12 months
A M Cipa	6 months	6 months	12 months
Key Management Personnel			
P Turner	6 months	6 months	12 months
C Armit[1]	6 months	6 months	None
A Cuthbertson	6 months	6 months	12 months
P Turvey	6 months	6 months	12 months
A von Bibra	6 months	6 months	12 months
T Giarla[2]	6 months	6 months	12 months
M Sontrop	6 months	6 months	12 months

[1] *The Company and Mr C Armit entered into a fixed term contract beginning 14 November 2005 and ending 31 December 2007. The Company cannot terminate this agreement before 31 December 2007 except in the case of material under-performance whereupon 6 months notice is required, or termination for serious misconduct or breach of contract.*

[2] *Mr T Giarla is currently on an international assignment contract. The term of the assignment is from 16 January 2006 to 1 February 2009 with an option to extend by 12 months by mutual agreement with the company. Should Mr T Giarla be made redundant during or at the conclusion of the assignment, a termination payment consisting of 1 year base salary (or US$300,000, whichever is greater), 100% of annual short-term incentive potential (or US$150,000, whichever is greater), health benefits for two years after termination date, and US$32,000 as compensation for other ongoing benefits. Resignation within the initial two years of the assignment or at the end of the assignment results in a termination payment as described above unless a suitable role is found in the United States.*

Directors' Remuneration

		Short term benefits			Post employment		Other Long Term		Equity		
		Cash salary and fees[5] $	Cash Bonus $	Non-Monetary Benefits $	Super-annuation $	Retirement Benefits $	Long Service Leave $	Termination Benefits $	Performance Rights[6] $	Options[6] $	Total $
Executive Directors											
Dr B A McNamee	**2007**	**1,711,038**	**1,032,000**	**3,242**	**105,113**	-	**132,834**	-	**1,075,240**	**233,651**	**4,293,118**
Managing Director	2006	1,542,374	1,500,000	17,695	42,060	-	160,629	-	610,904	-	3,873,662
A M Cipa	**2007**	**672,554**	**290,400**	**9,180**	**55,206**	-	**40,233**	-	**455,051**	**85,566**	**1,608,190**
Finance Director	2006	610,568	543,000	1,828	47,400	-	65,166	-	275,017	-	1,542,979
Non-executive Directors											
E A Alexander[1]	**2007**	**263,750**	-	-	**23,738**	-	-	-	-	-	**287,488**
Chairman	2006	145,000	-	-	13,050	-	-	-	-	-	158,050
P H Wade[2]	**2007**	**81,750**	-	-	-	**611,550**	-	-	-	-	**693,300**
Chairman	2006	275,000	-	-	24,750	-	-	-	-	-	299,750
(retired Sept 2006)											
J H Akehurst	**2007**	**135,000**	-	-	**12,150**	-	-	-	-	-	**147,150**
Non-executive director	2006	126,250	-	-	11,363	-	-	-	-	-	137,613
I A Renard	**2007**	**137,500**	-	-	**12,375**	-	-	-	-	-	**149,875**
Non-executive director	2006	128,750	-	-	11,587	-	-	-	-	-	140,337
M A Renshaw	**2007**	**135,000**	-	-	**12,150**	-	-	-	-	-	**147,150**
Non-executive director	2006	128,750	-	-	11,587	-	-	-	-	-	140,337
K J Roberts	**2007**	**145,000**	-	-	**13,050**	-	-	-	-	-	**158,050**
Non-executive director	2006	135,000	-	-	12,150	-	-	-	-	-	147,150
Professor J Shine	**2007**	**135,417**	-	-	**12,188**	-	-	-	-	-	**147,605**
Non-executive director	2006	-	-	-	-	-	-	-	-	-	-
D J Simpson[3]	**2007**	**116,250**	-	-	**10,463**	-	-	-	-	-	**126,713**
Non-executive director	2006	-	-	-	-	-	-	-	-	-	-
DR A C Webster[4]	**2007**	**40,353**	-	-	**3,632**	**227,522**	-	-	-	-	**271,507**
Non-executive director	2006	126,250	-	-	11,363	-	-	-	-	-	137,613
Total of all Directors	**2007**	**3,573,612**	**1,322,400**	**12,422**	**260,065**	**839,072**	**173,067**	-	**1,530,291**	**319,217**	**8,030,146**
	2006	3,217,942	2,043,000	19,523	185,310	-	225,795	-	885,921	-	6,577,491

[1] *Miss E A Alexander, AM (appointed Chairman on 1 October 2006).*

[2] *Mr P H Wade was the Chairman and a Director from the beginning of the financial year until his retirement on 30 September 2006.*

[3] *Mr D J Simpson was appointed a Director on 1 September 2006 and continues in office at the date of this report.*

[4] *Mr A C Webster was a Director from the beginning of the financial year until his retirement on 18 October 2006.*

[5] *As disclosed on page 40 of this Report under the section titled "Non-Executive Director Remuneration", non-executive directors participate in the NED Share Plan under which non-executive directors are required to take at least 20% of their fees in the form of shares in the Company which are purchased on-market at prevailing share prices.*

[6] *The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.*

The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years.

Non Director Key Management Personnel Remuneration

		Short term benefits			Post employment		Other Long Term		Equity		
		Cash salary and fees[1] $	Cash Bonus[1] $	Non-Monetary Benefits $	Super-annuation $	Retirement Benefits $	Long Service Leave $	Termination Benefits $	Performance Rights[2] $	Options[2] $	Total $
Key Management Personnel											
P Turner	**2007**	**836,526**	**839,863**	**3,219**	**118,019**	**-**	**70,069**	**-**	**394,670**	**112,417**	**2,374,783**
President - CSL Behring (based in United States)	2006	886,025	886,683	34,384	78,696	-	85,192	-	209,144	158,340	2,338,464
C Armit	**2007**	**402,144**	**111,800**	**40,050**	**36,925**	**-**	**13,226**	**-**	**105,189**	**17,901**	**727,235**
President - CSL Biotherapies (based in Australia)	2006	396,340	107,500	61,993	35,401	-	19,016	-	96,027	105,560	821,837
A Cuthbertson	**2007**	**553,104**	**181,598**	**34,195**	**41,035**	**-**	**29,473**	**-**	**208,088**	**74,712**	**1,122,205**
Chief Scientific Officer (based in Australia)	2006	424,586	157,500	91,085	32,598	-	41,039	-	89,167	158,340	994,315
P Turvey	**2007**	**475,821**	**213,400**	**80,742**	**87,317**	**-**	**38,080**	**-**	**171,532**	**55,253**	**1,122,145**
Company Secretary and General Counsel (based in Australia)	2006	464,228	309,625	50,051	51,886	-	53,647	-	102,919	105,560	1,137,916
M Sontrop[3]	**2007**	**335,964**	**127,995**	**17,378**	**16,606**	**-**	**16,225**	**-**	**92,290**	**35,839**	**642,297**
General Manager, CSL Biotherapies Australia & New Zealand (based in Australia)	2006	-	-	-	-	-	-	-	-	-	-
T Giarla	**2007**	**436,969**	**150,696**	**-**	**39,858**	**-**	**16,384**	**-**	**101,994**	**59,316**	**805,217**
President - Bioplasma Asia Pacific (based in Australia)	2006	256,269	460,754	58,070	23,237	-	-	-	67,780	206,582	1,072,692
A von Bibra	**2007**	**338,114**	**74,000**	**58,978**	**28,411**	**-**	**19,824**	**-**	**45,844**	**29,969**	**595,140**
General Manager - Human Resource (based in Australia)	2006	134,513	174,185	27,977	9,796	-	22,346	-	23,103	103,662	495,582
Total Specified	**2007**	**3,378,642**	**1,699,352**	**234,562**	**368,171**	**-**	**203,281**	**-**	**1,119,607**	**385,407**	**7,389,022**
Executives	2006	2,561,961	2,096,247	323,560	231,614	-	221,240	-	588,140	838,044	6,860,806

[1] *Cash salary and fees, cash bonuses and superannuation paid in foreign currency have been converted to Australian dollars at the year end exchange rate. Both the amount of remuneration and any movement in comparison to prior years may be influenced by changes in the respective currency exchange rates.*

[2] *The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.*

The amounts disclosed have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years.

[3] *Ms M Sontrop became a member of Key Management Personnel during the 2007 financial year, therefore no amounts are disclosed for the 2006 financial year.*

Executive Key Management Personnel

Fixed and Performance Remuneration Components

Remuneration Components as a Proportion of Total Remuneration	Remuneration not linked to company performance[1]	Performance Related Remuneration				
			Equity Based			
		Cash Based STI[2]	Performance Shares	Performance Options	Total	Total
Executive Directors						
B A McNamee	45%	24%	25%	6%	55%	100%
A M Cipa	48%	18%	28%	6%	52%	100%
Key Management Personnel						
P Turner	43%	35%	17%	5%	57%	100%
C Armit	68%	15%	15%	2%	32%	100%
A Cuthbertson	59%	16%	18%	7%	41%	100%
P Turvey	61%	19%	15%	5%	39%	100%
M Sontrop	60%	20%	14%	6%	40%	100%
T Giarla	61%	19%	13%	7%	39%	100%
A von Bibra	75%	12%	8%	5%	25%	100%

1 *Remuneration not linked to company performance means fixed remuneration as outlined in the section "Executive Remuneration Structure" on page 41 of this Report and comprises cash salary, superannuation and non monetary benefits (including interest on loans if any).*

As stated under the section "Fixed Remuneration" on page 41 of this Report, any recommendations concerning senior executive fixed remuneration levels are significantly influenced by the executive's performance as assessed under the Company's performance management system.

2 *Cash based STI includes any payments based on the executive's performance under the Company's performance management system.*

Executive Key Management Personnel Performance Remuneration

	Short term incentive 2007[1]		Accounting Values being amortised in respect of the 2007 equity grants in future years[2]				(A) Remuneration consisting of options & rights	(B) Value of options & rights granted during 06/07, at grant date[3]	(C) Value of options exercised during 06/07 at exercise date[4]	(D) Total of colums (B) to (C)
	Percentage Awarded[1]	Percentage Not Awarded[1]	2008 $	2009 $	2010 $	2011 $	%	$	$	$
Executive Directors										
B A McNamee	100.0%	-	531,445	384,290	199,517	39,392	30%	1,548,147	-	1,548,147
A M Cipa	80.0%	20.0%	194,518	140,658	73,028	14,419	34%	566,652	1,208,250	1,774,902
Key Management Personnel										
P Turner[5]	100.0%	-	194,518	140,658	73,028	14,419	21%	566,652	-	566,652
C Armit	62.5%	37.5%	-	-	-	-	17%	-	1,994,800	1,994,800
A Cuthbertson	87.5%	12.5%	108,810	78,682	40,850	8,065	25%	316,973	343,200	660,173
P Turvey	100.0%	-	84,956	61,431	31,894	6,297	20%	247,483	228,800	476,283
M Sontrop	87.5%	12.5%	71,205	51,488	26,730	5,277	20%	207,422	806,634	1,014,056
T Giarla	75.0%	25.0%	86,223	62,347	32,369	6,391	20%	251,172	-	251,172
A von Bibra	50.0%	50.0%	62,607	45,272	23,505	4,641	13%	182,382	803,616	985,998

1 *Short term incentive awarded and not awarded relates to the period ended 30 June 2007 only. These amounts awarded are paid in full after 30 June.*

As mentioned on page 42 of this Report under the section "Short-term incentives", consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive, to be awarded 100% of short-term incentive, an executive is required to have exceeded all performance objectives. An executive who has obtained less than 100% of their incentive payment may have met all their objectives and exceeded some of their objectives but may not have exceeded all of the performance objectives.

2 *The value has been determined at grant date and amortised in accordance with the applicable accounting standard requirements. The minimum value of the grant is $nil if the performance conditions are not satisfied.*

3 *Represents the value of options and rights that are granted to the person as part of their remuneration in the 2007 financial year. The value at grant date represents the accounting value of the grant.*

4 *Represents the value of options and rights that were granted to the person as part of their remuneration and that were exercised during the year. The value at exercise date has been determined by the share price at the close of business on exercise date less the option/right exercise price (if any) times by the number of options/rights exercised during 2007.*

5 *An additional bonus payment of 50% of annual fixed remuneration was granted.*

Executive Key Management Personnel

Options and Rights Holdings

Performance Rights

	Balance at 1 July 2006	Number Granted	Number Exercised	Balance at 30 June 2007	Number Vested during the year
Executive Directors					
B A McNamee	147,500	15,640	-	**163,140**	70,000
A M Cipa	70,000	5,720	(20,000)	**55,720**	40,000
Key Management Personnel					
P Turner	54,350	5,720	(24,800)	**35,270**	24,800
A Cuthbertson	25,350	3,200	(11,100)	**17,450**	11,100
P Turvey	27,350	2,500	(17,100)	**12,750**	17,100
C Armit	21,850	-	(8,400)	**13,450**	8,400
M Sontrop	13,450	2,100	(6,100)	**9,450**	6,100
T Giarla	12,850	2,540	-	**15,390**	-
A von Bibra	4,800	1,840	(1,500)	**5,140**	1,500
Total	**377,500**	**39,260**	**(89,000)**	**327,760**	**179,000**

The terms and conditions of the Performance Rights granted in 2007 are:

Terms and Conditions for Performance Rights grants during 2007

Grant Date	Tranche	Value per Right at Grant Date	First Exercise Date	Last Exercise Date
2 October 2006	1	42.59	2 October 2008	2 October 2013
2 October 2006	2	39.96	2 October 2009	2 October 2013
2 October 2006	3	37.40	2 October 2010	2 October 2013

Shares issued on Exercise of Performance Rights

	Date Performance Rights Granted[1]	Number of shares	Total	Paid $ per share	Unpaid $ per share
Executive Directors					
B A McNamee	-	-	-	-	-
A M Cipa	16 October 2003	20,000	20,000	-	-
Key Management Personnel					
P Turner	15 December 2003 21 June 2004	12,600 12,200	24,800	-	-
C Armit	15 December 2003	8,400	8,400	-	-
A Cuthbertson	15 December 2003 21 June 2004	6,100 5,000	11,100	-	-
P Turvey	15 December 2003 21 June 2004	7,100 10,000	17,100	-	-
M Sontrop	21 June 2004	6,100	6,100	-	-
T Giarla	-	-	-	-	-
A von Bibra	21 June 2004	1,500	1,500	-	-

[1] *Refer to the table above for the balance of Performance Rights held by Key Management Personnel subsequent to exercise of the performance rights.*

Executive Key Management Personnel (continued)

Options and Rights Holdings (continued)

Options

	Balance at 1 July 2006	Number Granted[1]	Number Exercised	Number Lapsed / Forfeited	Balance at 30 June 2007	Number Vested during the year	Vested and exercisable at 30 June 2007
Executive Directors							
B A McNamee	-	52,920	-	-	**52,920**	-	-
A M Cipa	25,000	19,380	25,000	-	**19,380**	-	-
Key Management Personnel							
P Turner	30,000	19,380	-	-	**49,380**	15,000	15,000
C Armit	50,000	-	40,000	-	**10,000**	10,000	-
A Cuthbertson	30,000	10,840	15,000	-	**25,840**	15,000	-
P Turvey	20,000	8,460	10,000	-	**18,460**	10,000	-
M Sontrop	31,600	7,080	21,600	-	**17,080**	21,600	-
T Giarla	58,500	8,580	35,000	-	**32,080**	9,000	-
A von Bibra	18,480	6,240	13,200	-	**11,520**	13,200	-
Total	**263,580**	**132,880**	**159,800**	-	**236,660**	**93,800**	**15,000**

The terms and conditions of the Options granted in 2007 are:

Terms and Conditions for Options grant during 2007

Grant Date	Tranche	Value per Option at Grant Date	First Exercise Date	Last Exercise Date
2 October 2006	1	17.12	2 October 2008	2 October 2013
2 October 2006	2	17.50	2 October 2009	2 October 2013
2 October 2006	3	17.87	2 October 2010	2 October 2013

SESOP and SESOP II Options

In relation to the 2007 financial year, the Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for long term incentive purposes. Accordingly, no options were issued under SESOP II during the financial year. The last grant of options under SESOP II was made in July 2003.

Shares Issued on Exercise of Options

	Date Options Granted[1]	Number of shares	Total	Paid $ per share	Unpaid $ per share
Executive Directors					
B A McNamee	-	-	-	-	-
A M Cipa	2 August 2000	25,000	25,000	$34.04	-
Key Management Personnel					
P Turner	-	-	-	-	-
C Armit	23 July 2002	40,000	40,000	$27.97	-
A Cuthbertson	23 July 2002	15,000	15,000	$27.97	-
P Turvey	23 July 2002	10,000	10,000	$27.97	-
M Sontrop	20 June 2001 1 July 2003	6,600 15,000	21,600	$37.54 $12.19	-
T Giarla	23 August 2001	35,000	35,000	$37.54	-
A von Bibra	20 June 2001 1 July 2003	5,280 7,920	13,200	$37.54 $12.19	- -

[1] *Refer to the table above for the balance of options held by Key Management Personnel subsequent to exercise of the options.*

16. Other Transactions and Balances with Directors and Other Key Management Personnel

The directors and other key management personnel and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual relationships including property leasing and research collaborations with the University of Melbourne of which Mr Ian Renard is the Chancellor, Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council, and Dr Virginia Mansour (whose husband is Dr Brian McNamee) is a member of the Council.

17. Indemnification of Directors and Officers

During the financial year, the insurance and indemnity arrangements discussed below were in place concerning directors and officers of the consolidated entity:

The Company has entered into a Director's Deed with each director regarding access to Board papers, indemnity and insurance. Each Deed provides:

(a) an ongoing and unlimited indemnity to the relevant director against liability incurred by that director in or arising out of the conduct of the business of the Company or of a subsidiary (as defined in the Corporations Act) or in or arising out of the discharge of the duties of that director. The indemnity is given to the extent permitted by law and to the extent and for the amount that the relevant director is not otherwise entitled to be, and is not actually, indemnified by another person or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the director in relation to that corporation;

(b) that the Company will maintain, for the term of each director's appointment and for seven years following cessation of office, an insurance policy for the benefit of each director which insures the director against liability for acts or omissions of that director in the director's capacity or former capacity as a director of the Company; and

(c) the relevant director with a right of access to Board papers relating to the director's period of appointment as a director for a period of seven years following that director's cessation of office. Access is permitted where the director is, or may be, defending legal proceedings or appearing before an inquiry or hearing of a government agency or an external administrator, where the proceedings, inquiry or hearing relates to an act or omission of the director in performing the director's duties to the Company during the director's period of appointment.

In addition to the Director's Deeds, Rule 146 of the Company's Constitution requires the Company to indemnify each "officer" of the Company and of each wholly owned subsidiary of the Company out of the assets of the Company "to the relevant extent" against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

For this purpose, "officer" includes a director, executive officer, secretary, agent, auditor or other officer of the Company. The indemnity only applies to the extent the Company is not precluded by law from doing so, and to the extent that the officer is not otherwise entitled to be or is actually indemnified by another person, including under any insurance policy, or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the officer in relation to that corporation.

The Company paid insurance premiums of $607,804 in respect of a contract insuring each individual director of the Company and each full time executive officer, director and secretary of the Company and its controlled entities, against certain liabilities and expenses (including liability for certain legal costs) arising as a result of work performed in their respective capacities, to the extent permitted by law.

18. Auditor independence and Non-Audit Services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company and/or the consolidated entity are important.

Details of the amounts paid or payable to the entity's auditor, Ernst & Young for non-audit services provided during the year are set out below. The directors, in accordance with the advice received from the Audit and Risk Management Committee, are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services have been reviewed by the Audit and Risk Management Committee to ensure that they do not impact the impartiality and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the company, acting as an advocate for the company or jointly sharing economic risks and rewards.

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 accompanies this Report.

Ernst & Young and its related practices received or are due to receive the following amounts for the provision of non-audit services:

Due diligence and completion audits	$16,000
Compliance and other audits	$78,425
	$94,425

19. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) unless specifically stated otherwise under the relief available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of directors.

Elizabeth Alexander (Director)

Brian A McNamee (Director)

Melbourne
22 August 2007

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration

to the Directors of CSL Limited

In relation to our audit of the financial report of CSL Limited for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Denis Thorn
Partner
Melbourne
22 August 2007

CSL Limited

Consolidated Income Statement

for the year ended 30 June 2007

		Consolidated Group			
			Operating	Contingent Consideration (Note 5)	Total
	Notes	2007 $000	2006 $000	2006 $000	2006 $000
Continuing operations					
Sales revenue	3	**3,172,397**	2,848,908	-	2,848,908
Cost of sales		**(1,737,543)**	(1,703,033)	-	(1,703,033)
Gross profit		**1,434,854**	1,145,875	-	1,145,875
Other revenues	3	**137,779**	54,624	-	54,624
Other income	3	**3,275**	2,081	-	2,081
Research and development expenses		**(190,846)**	(161,023)	-	(161,023)
Selling and marketing expenses		**(373,692)**	(339,863)	-	(339,863)
General and administration expenses		**(192,123)**	(161,197)	(328,515)	(489,712)
Finance costs	3	**(45,188)**	(41,517)	-	(41,517)
Profit before income tax expense		**774,059**	498,980	(328,515)	170,465
Income tax expense	4	**(234,760)**	(148,087)	94,979	(53,108)
Profit attributable to members of the Parent Company	21	**539,299**	350,893	(233,536)	117,357

Earnings per share		Cents	Cents		Cents
Basic earnings per share	34	**295.39**	192.77		64.47
Diluted earnings per share	34	**293.40**	184.25		61.62

The above income statement should be read in conjunction with the accompanying notes.

CSL Limited

Income Statement

for the year ended 30 June 2007

	Notes	Parent Company 2007 $000	Parent Company 2006 $000
Continuing operations			
Sales revenue	3	**485,100**	346,822
Cost of sales		**(293,663)**	(171,356)
Gross profit		**191,437**	175,466
Other revenues	3	**498,078**	35,016
Other income	3	**3,209**	1,660
Research and development expenses		**(91,759)**	(79,509)
Selling and marketing expenses		**(64,404)**	(47,785)
General and administration expenses		**(77,646)**	(58,419)
Finance costs	3	**(4,287)**	(4,826)
Profit before income tax expense		**454,628**	21,603
Income tax expense	4	**(16,498)**	(5,569)
Profit attributable to members of the Parent Company	21	**438,130**	16,034

The above income statement should be read in conjunction with the accompanying notes.

CSL Limited

Balance Sheets

as at 30 June 2007

		Consolidated Group		Parent Company	
	Notes	2007 $000	2006 $000	2007 $000	2006 $000
CURRENT ASSETS					
Cash and cash equivalents	6	**480,237**	753,694	**-**	177,290
Trade and other receivables	7	**616,980**	593,679	**334,523**	99,734
Current tax assets	16	**-**	6,889	**-**	6,889
Inventories	8	**1,128,281**	973,427	**69,418**	66,426
Other financial assets	9	**594**	7,872	**-**	-
Total Current Assets		**2,226,092**	2,335,561	**403,941**	350,339
NON-CURRENT ASSETS					
Trade and other receivables	7	**10,667**	17,673	**7,534**	11,117
Other financial assets	9	**13,808**	4,728	**1,341,701**	1,232,935
Property, plant and equipment	10	**858,894**	816,336	**323,474**	268,881
Deferred tax assets	11	**150,656**	187,432	**7,670**	-
Intangible assets	12	**927,594**	820,841	**9,425**	20,000
Retirement benefit assets	13	**11,983**	3,514	**7,887**	1,840
Total Non-Current Assets		**1,973,602**	1,850,524	**1,697,691**	1,534,773
TOTAL ASSETS		**4,199,694**	4,186,085	**2,101,632**	1,885,112
CURRENT LIABILITIES					
Trade and other payables	14	**439,510**	388,979	**513,731**	688,999
Interest-bearing liabilities and borrowings	15	**157,145**	463,632	**58,723**	-
Current tax liabilities	16	**97,801**	88,038	**2,368**	-
Provisions	17	**103,110**	85,885	**28,250**	26,115
Deferred government grants	18	**100**	371	**100**	371
Retirement benefit liabilities	13	**-**	4,635	**-**	-
Total Current Liabilities		**797,666**	1,031,540	**603,172**	715,485
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	15	**850,612**	595,197	**-**	-
Non-current tax liabilities	16	**-**	5,043	**-**	-
Deferred tax liabilities	11	**85,515**	61,767	**-**	1,715
Provisions	17	**107,623**	408,053	**5,681**	5,223
Deferred government grants	18	**4,961**	4,093	**4,961**	4,093
Retirement benefit liabilities	13	**84,468**	90,588	**-**	-
Total Non-Current Liabilities		**1,133,179**	1,164,741	**10,642**	11,031
TOTAL LIABILITIES		**1,930,845**	2,196,281	**613,814**	726,516
NET ASSETS		**2,268,849**	1,989,804	**1,487,818**	1,158,596
EQUITY					
Contributed equity	19	**1,023,941**	994,101	**1,023,941**	994,101
Reserves	20	**(190,371)**	(55,767)	**33,104**	13,351
Retained earnings	21	**1,435,279**	1,051,470	**430,773**	151,144
TOTAL EQUITY	23	**2,268,849**	1,989,804	**1,487,818**	1,158,596

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of Recognised Income and Expense

for the year ended 30 June 2007

	Notes	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
Profit for the year		**539,299**	117,357	**438,130**	16,034
Exchange differences on translation of foreign operations, net of hedges	20	**(154,357)**	116,691	**-**	-
Gains/(losses) on available-for-sale financial assets, net of tax	20	**3,058**	(101)	**3,058**	(101)
Actuarial gains/(losses) on defined benefit plans, net of tax	21	**7,044**	(9,558)	**4,033**	1,437
Net income/(expense) recognised directly in equity		**(144,255)**	107,032	**7,091**	1,336
Total recognised income and expense for the year attributable to equity holders	23	**395,044**	224,389	**445,221**	17,370

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

CSL Limited

Cash Flow Statements

for the year ended 30 June 2007

	Notes	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
Cash flows from Operating Activities					
Receipts from customers (inclusive of GST)		**3,177,730**	2,982,382	**346,152**	373,303
Payments to suppliers and employees (inclusive of GST)		**(2,517,286)**	(2,324,695)	**(257,920)**	(329,539)
Cash generated from operations		**660,444**	657,687	**88,232**	43,764
Income taxes (paid)/received		**(175,308)**	(127,727)	**(18,356)**	4,173
Interest received		**32,677**	24,767	**2,112**	8,438
Finance costs paid		**(36,973)**	(32,563)	**(252)**	(324)
Net cash inflow from operating activities	24	**480,840**	522,164	**71,736**	56,051
Cash flows from Investing Activities					
Proceeds from sale of property, plant and equipment		**3,929**	2,739	**46**	281
Payments from the sale of business unit		**-**	(14,920)	**-**	-
Payments for acquired entities	32	**(103,939)**	-	**(103,939)**	-
Proceeds from sale of other financial assets		**41,605**	-	**-**	-
Dividends received		**98**	396	**971**	2,661
Payments for property, plant and equipment		**(205,480)**	(122,065)	**(86,200)**	(38,881)
Payments for other investments		**(128)**	(132)	**(128)**	(132)
Payments for intellectual property		**(79,306)**	(8,548)	**-**	-
Payments for restructuring of acquired entities and businesses		**(1,999)**	(10,086)	**-**	-
Payments for Deferred and Contingent Consideration		**(486,555)**	-	**-**	-
Payments for onerous contracts		**(3,469)**	(5,025)	**-**	-
Net cash inflow/(outflow) from investing activities		**(835,244)**	(157,641)	**(189,250)**	(36,071)
Cash flows from Financing Activities					
Proceeds from issue of shares		**31,695**	51,711	**31,695**	51,711
Payments for shares bought back	19	**-**	(281,538)	**-**	(281,538)
Dividends paid		**(162,534)**	(124,394)	**(162,534)**	(124,394)
Advances from subsidiaries		**-**	-	**12,340**	49,762
Proceeds from borrowings		**254,128**	-	**-**	-
Repayment of borrowings		**(20,718)**	(2,082)	**-**	-
Net cash inflow/(outflow) from financing activities		**102,571**	(356,303)	**(118,499)**	(304,459)
Net increase/(decrease) in cash and cash equivalents		**(251,833)**	8,220	**(236,013)**	(284,479)
Cash and cash equivalents at the beginning of the financial year		**747,988**	719,751	**177,290**	461,769
Exchange rate variations on foreign cash and cash equivalent balances		**(22,017)**	20,017	**-**	-
Cash at the end of the financial year	24	**474,138**	747,988	**(58,723)**	177,290

The above cash flow statements should be read in conjunction with the accompanying notes.

1. Summary of Significant Accounting Policies

The financial report of CSL Limited (the Parent Company) for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the directors on 22 August 2007. CSL Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange. The consolidated financial statements of the Parent Company as at and for the year ended 30 June 2007 comprise the Parent Company and its subsidiaries (together referred to as the Group).

The nature of the operations and principal activities of the Group are described in the Directors' Report.

(a) Statement of compliance

This general purpose financial report has been prepared in accordance with Australian Accounting Standards (AASBs) adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. Compliance with AASBs ensures that the financial report, comprising the financial statements and notes thereto, complies with the International Financial Reporting Standards (IFRS).

(b) Basis of preparation

The financial report has also been prepared under the historical cost convention, except for "available-for-sale" and "at fair value through profit or loss" financial assets and liabilities (including derivative instruments), that have been measured at fair value.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the Parent Company under ASIC Class Order 98/0100. The Parent Company is an entity to which the class order applies.

The preparation of a financial report in conformity with Australian Accounting Standards requires directors to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The Group has elected to apply AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments (issued April 2007) to the annual reporting period beginning 1 July 2006. This includes applying AASB 119 to the comparatives in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. The effect of the early adoption of this standard is disclosure only. The Group also elected to apply AASB 7 Financial Instruments: Disclosure in the prior reporting period ended 30 June 2006.

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report.

(c) Principles of Consolidation

The consolidated financial statements are those of the Group, comprising CSL Limited and all entities that CSL Limited controlled during the period and at balance date.

All intercompany balances and transactions between entities in the Group, including any unrealised profits or losses, have been eliminated in full.

Where control of an entity is obtained during a financial period, its results are included in the consolidated income statement from the date on which control commences. Where there is loss of control of an entity, the consolidated income statement includes the results for the part of the reporting period during which control existed.

(d) Foreign Currency Translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is CSL Limited's functional and presentational currency.

Foreign currency transactions are translated into the functional currency using the rate of exchange ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in functional currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Assets and liabilities of foreign operations are translated to Australian dollars at the rates of exchange ruling at the end of the reporting period. Revenue and expenses of foreign operations are translated to Australian dollars at the average rates of exchange ruling for the period. Foreign exchange differences arising on retranslation are recognised directly in the foreign currency translation reserve.

On consolidation, exchange differences arising from the translation of any net investment in foreign operations, and of borrowings designated as hedges of such investments, are taken to the foreign currency translation reserve. When a foreign operation is sold, a proportionate share of the post 1 July 2004 net exchange differences are recognised in the income statement as part of the gain or loss on sale.

1 Summary of Significant Accounting Policies (continued)

(e) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the Group. Sales revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be reliably measured.

Interest income

Interest income is recognised as it accrues (using the effective interest rate method).

Other revenue

Other revenue is recognised as it accrues.

Dividend income

Dividend income is recognised when the shareholders' right to receive the payment is established.

(f) Government Grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to an expense item are deferred and recognised in the income statement over the period necessary to match them with the expenses that they are intended to compensate. Government grants received for which there is no future related costs are recognised in the income statement immediately. Government grants relating to the purchase of property, plant and equipment are included in current and non-current liabilities as deferred income and are released to the income statement on a straight line basis over the expected useful lives of the related assets.

(g) Borrowing Costs

Borrowing costs are expensed as incurred (using the effective interest rate method), except where they are directly attributable to the acquisition or construction of a qualifying asset, in which case they are capitalised as part of the cost of that asset.

(h) Goods and Services Tax and other foreign equivalents (GST)

Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount. Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.

(i) Income Tax

Income tax on the profit or loss for the reporting period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the reporting period, using the income tax rate for each jurisdiction that has been enacted or substantially enacted at reporting date and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is provided at the tax rates expected to apply when the assets are recovered or liabilities are settled.

Temporary differences arising from the initial recognition of an asset or a liability that affect neither accounting profit nor taxable income and differences relating to investments in subsidiaries, to the extent they will probably not reverse in the foreseeable future, are not provided for.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and tax losses.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set-off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities related to the same taxable entity or group and the same taxation authority.

(j) Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value. Cash and cash equivalents comprise cash on hand, at call deposits with banks or financial institutions, investments in money market instruments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and bank overdrafts. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues (using the effective interest rate method).

1 Summary of Significant Accounting Policies (continued)

(k) Trade and other receivables

Trade and other receivables are initially recorded at the amount of the contracted sale proceeds. An allowance for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered no longer probable.

Other current receivables are recognised and carried at the nominal amount due. Non-current receivables are recognised and carried at amortised cost. They are non-interest bearing and have various repayment terms.

(l) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value.

Cost includes direct material and labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

(m) Investments and other financial assets

The Group classifies its investments as financial assets at fair value through the profit or loss, or available for sale financial assets. The classification depends on the purpose for which the investments were acquired. The Group determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date when allowed and appropriate.

Financial assets at fair value through profit or loss

This category includes financial assets held for trading and financial assets designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated. A financial asset is designated in this category if there exists the possibility it will be sold in the short term, and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Realised and unrealised gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss are included in the income statement in the period in which they arise.

Financial assets at fair value through the profit or loss are carried at fair value.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are designated as available-for-sale. They are included in non-current assets unless it is intended to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets are carried at fair value.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity in the unrealised gains reserve until they are sold or impaired, at which time the accumulated fair value adjustments are included in the income statement.

The fair value of all financial assets are based on active market prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the specific circumstances.

Investments in subsidiaries are carried at their cost of acquisition, less any impairment allowance, in the Parent Company's financial statements.

(n) Business Combinations

The purchase method of accounting is used for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of consideration given at the date of acquisition plus costs directly attributable to the acquisition. Where settlement of any part of cash consideration is deferred, where material, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the consideration for an acquisition is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of acquisition and costs relative to the hedging transaction are deferred and included in the cost of acquisition.

All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the fair value of the identifiable net assets acquired is recognised as goodwill. If the cost of the acquisition is less than the identifiable net assets of the acquisition, the difference represents a discount on acquisition. The discount on acquisition is recognised immediately in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

1 Summary of Significant Accounting Policies (continued)

(o) Property, Plant and Equipment

Freehold land and buildings are recorded at cost, which is not in excess of the recoverable amount. Provision for depreciation of buildings has been made.

Plant and equipment is stated at cost less depreciation, amortisation and accumulated impairment losses, which is not in excess of the recoverable amount. Capital work in progress is stated at cost. Property, plant and equipment, except freehold land, are depreciated over their useful lives on a straight line basis as follows:

Buildings	5 - 30 years
Plant and equipment	3 - 15 years
Leasehold improvements	5 - 10 years

(p) Impairment of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently whenever events or changes in circumstances indicate that it may be impaired.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash generating units, and then, to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

(q) Leasehold Improvements

The cost of improvements to leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(r) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases

Leases which effectively transfer substantially all the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the lower of the fair value of the leased item and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in interest bearing liabilities.

Lease payments are allocated between finance charges and reduction of the lease liability so as to achieve a constant rate on the finance balance outstanding. Finance charges are charged directly against income. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense in the income statement on a straight-line basis.

(s) Goodwill and intangibles

Goodwill

On acquisition of another entity, the identifiable net assets acquired (including contingent liabilities assumed) are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses, over the fair value of the identifiable net assets, is brought to account as goodwill. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill relates.

1 Summary of Significant Accounting Policies (continued)

(s) Goodwill and intangibles (continued)

Intangibles

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate and is thus accounted for on a prospective basis.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

(t) Trade and other payables

Liabilities for trade and other payables are measured at amortised cost. Trade and other creditors are non-interest bearing and have various repayment terms.

(u) Interest-Bearing Liabilities and Borrowings

Interest-bearing liabilities and borrowings are recognised initially at fair value net of transaction costs incurred. Subsequent to initial recognition, interest-bearing liabilities and borrowings are stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the income statement over the period of borrowings using the effective interest method.

(v) Derivative Financial Instruments

The Group may use derivative financial instruments to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities.

In accordance with its treasury policy, the Group does not hold or issue derivative trading instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

(w) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation arising from past transactions or events, it is probable that a future sacrifice of economic benefits will be made, and a reliable estimate of the amount of the obligation can be made.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(x) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave, long service leave and other post retirement benefits.

Employee benefits including on costs expected to be settled within one year, together with benefits arising from wages and salaries and annual leave which will be settled after one year, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Long service leave and other post retirement benefits, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits using the projected unit credit method.

Employee benefits expenses and revenues are charged against profits on a net basis in their respective categories.

1 Summary of Significant Accounting Policies (continued)

(y) Pension plans

The Group contributes to defined benefit and defined contribution pension plans for the benefit of all employees. Defined benefit pension plans provide defined lump sum benefits based on years of service and final average salary. Defined contribution plans receive fixed contributions from the Group and the Group's legal and constructive obligation is limited to these contributions.

A liability or asset in respect of defined benefit pension plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the pension fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with maturity and currency that match, as closely as possible, the estimated future cash outflows. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in retained earnings as incurred.

Past service costs are recognised immediately in income, unless the changes to the pension fund are conditional on the employees remaining in service for a specified period of time (vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation are taken into account in measuring the net liability or asset.

Contributions to defined contribution pension plans are recognised as an expense as they become payable.

(z) Share-based payment transactions

The Group provides benefits to its employees (including key management personnel) in the form of share-based payments, whereby employees render services in exchange for rights over shares (equity settled transactions). There are currently two plans in place to provide these benefits, Senior Executive Share Ownership Plan and Employee Performance Rights Plan, and the Global Employee Share Plan.

Under the Revised Senior Executive Share Ownership Plan and Employee Performance Rights Plan, Group Executives and Employees are granted options or performance rights over CSL Limited shares which only vest if the Company and the individual achieve certain performance hurdles.

Under the Global Employee Share Plan, all employees are granted the option to acquire discounted CSL Limited shares.

The fair value of options or rights is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is recognised over the period during which the employees become unconditionally entitled to the options. The fair value at grant date is independently determined using a combination of the Binomial and Black Scholes option valuation methodologies, taking into account the terms and conditions upon which the options and rights were granted.

The fair value of the options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each reporting date, the Company revises its estimate of the number of options and rights that are expected to vest. The employee benefit expense recognised each period takes into account the most recent estimate of the number of options and rights that are expected to vest. No expense is recognised for options and rights that do not ultimately vest, except where vesting is conditional upon a market condition.

Upon exercise of options or rights, the balance of the share-based payments reserve relating to those options or rights is transferred to share capital along with any associated proceeds received.

(aa) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue or buy-back of shares are shown in equity as a deduction, net of tax, from equity.

(bb) Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to members, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share adjusts the figures used in determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

1 Summary of Significant Accounting Policies (continued)

(cc) New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2007, but have not been applied in preparing this financial report.

- AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 101 *Presentation of Financial Statements*, AASB 114 *Segment Reporting*, AASB 117 *Leases*, AASB 133 *Earnings Per Share*, AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 4 *Insurance Contracts*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts* arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007 and is expected to only impact disclosures contained within the consolidated financial report.

- AASB 8 *Operating Segments* replaces the presentation requirements of segment reporting in AASB 114 *Segment Reporting*. AASB 8 is applicable for annual reporting periods beginning on or after 1 January 2009 and is not expected to have an impact on the financial results of the Parent Company and the Group as the standard is only concerned with disclosures.

- AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 makes amendments to AASB 5 *Non-current Assets Held for Sale and Discontinued Operations*, AASB 6 *Exploration for and Evaluation of Mineral Resources*, AASB 102 *Inventories*, AASB 107 *Cash Flow Statements*, AASB 119 *Employee Benefits*, AASB 127 *Consolidated and Separate Financial Statements*, AASB 134 *Interim Financial Reporting*, AASB 136 *Impairment Assets*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*. AASB 2007-3 is applicable for annual reporting periods beginning on or after 1 January 2009 and must be adopted in conjunction with AASB 8 *Operating Segments*. This standard is only expected to impact disclosures contained within the financial report.

- Interpretation 10 *Interim Financial Reporting and Impairment* prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. Interpretation 10 will become mandatory for the Group's 2008 financial statements, and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that the Group first applied the measurement criteria of AASB 136 and AASB 139 respectively (ie. 1 July 2004 and 1 July 2005, respectively). The adoption of Interpretation 10 is not expected to have any impact on the financial report of the Group.

- Interpretation 11 AASB 2 *Share-based Payment - Group and Treasury Share Transactions* addresses the classification of a share-based payment transaction (as equity or cash settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. Interpretation 11 will become mandatory for the Group's 2008 financial report. Interpretation 11 is not expected to have any impact on the financial report of the Group. The effect of the interpretation on the Parent Company for the current financial year would be to increase its profit and its investments in subsidiaries by $4,870,000.

- AASB 2007-1 Amendments to Australian Accounting Standards arising from AASB Interpretation 11 amends AASB 2 Share-based Payments to insert the transitional provisions of IFRS 2, previously contained in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. AASB 2007-1 is applicable for annual reporting periods beginning on or after 1 March 2007 and is not expected to have any impact on the consolidated financial report.

- Interpretation 12 *Service Concession Arrangements* addresses the accounting for service concession operators, but not grantors, for public to private service concession arrangements. Interpretation 12 will apply for the Group's 2008 financial report. This interpretation has no effect on the Group.

- AASB 2007-2 *Amendments to Australian Accounting Standards arising from AASB Interpretation* 12 makes amendments to AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 117 *Leases*, AASB 118 *Revenue*, AASB 120 *Accounting for Government Grants and Disclosure of Government Assistance*, AASB 121 *The Effects of Changes in Foreign Exchange Rates*, AASB 127 *Consolidated and Separate Financial Statement*, AASB 131 *Interest in Joint Ventures*, and AASB 139 *Financial Instruments: Recognition and Measurement*. AASB 2007-2 is applicable for annual reporting periods beginning on or after 1 January 2007 and must be applied at the same time as Interpretation 12 Service Concession Arrangements. This is expected to have no effect on the Group.

- AASB 2007-2 Amendments to Australian Accounting Standards also amends references to "UIG Interpretation" to interpretations. This amending standard is applicable to annual reporting periods ending on or after 28 February 2007. This is expected to have no effect on the Group.

- AASB 123 (amended) *Borrowing Costs* and AASB 2007-6 *Amendments to Australian Accounting Standards arising from AASB 123* require that all borrowing costs associated with a qualifying asset must be capitalised. These amendments are applicable to annual reporting periods ending on or after 1 January 2009. The adoption of these amendments will have no effect on the Group as they reflect the Group's current practice.

- IFRIC Interpretation 14 IAS 19 – *The Asset Ceiling: Availability of Economic Benefits and Minimum Funding Requirements* aims to clarify how to determine in normal circumstances the limit on the assets that an employer's balance sheet may contain in respect of its defined benefit plans. The interpretation is applicable to annual reporting periods ending on or after 1 January 2008. The interpretation will not have an effect on the Group's financial statements.

2 Segment Information

Business Segments

The Group's primary segment reporting format is business segments. The Group operates one segment – Human Health, the principal activity being to develop, manufacture and market biopharmaceutical products to the human health industry.

The Human Health business segment has been further broken down into CSL Behring and Other Human Health to assist with external analysis of the financial statements. Other Human Health includes CSL Biotherapies and CSL Bioplasma.

Geographical Segments

The Group operates predominantly in three segments, being Australasia/Asia Pacific, Americas and EMEA. The geographic segment of Australasia/Asia Pacific comprises Australia, New Zealand and Asia. The geographic segment of Americas includes North and South America. The geographic segment of EMEA includes Europe, Middle East and Africa.

Segment Accounting Policies

The Group accounts for inter-segment sales and transfers as if the sales or transfers were to third parties at current market prices.

Segment accounting policies are the same as the Group's policies described in note 1. During the financial year, there were no changes in segment accounting policies.

Business segments	CSL Behring	Other Human Health	Total Human Health	CSL Behring	Other Human Health	Total Human Health
	2007 $000	2007 $000	2007 $000	2006 $000	2006 $000	2006 $000
External sales	**2,644,994**	**527,403**	**3,172,397**	2,445,621	403,287	2,848,908
Other external revenue	**7,602**	**96,995**	**104,597**	4,721	24,193	28,914
Segment revenue	**2,652,596**	**624,398**	**3,276,994**	2,450,342	427,480	2,877,822
Interest income			**33,182**			25,466
Other unallocated revenue			**-**			244
Total revenue			**3,310,176**			2,903,532
Segment results	**736,554**	**77,288**	**813,842**	497,947	47,902	545,849
Other unallocated expenses net of other unallocated revenue			**(27,777)**			(30,818)
Profit from continuing activities before interest and income tax and contingent consideration			**786,065**			515,031
Interest income			**33,182**			25,466
Finance costs			**(45,188)**			(41,517)
Profit before income tax expense and contingent consideration			**774,059**			498,980
Contingent consideration			**-**			(328,515)
Profit before income tax expense			**774,059**			170,465
Income tax expense			**(234,760)**			(53,108)
Profit attributable to members of the Parent Company			**539,299**			117,357

2 Segment Information (continued)

Business segments	CSL Behring	Other Human Health	Total Human Health	CSL Behring	Other Human Health	Total Human Health
	2007 $000	2007 $000	2007 $000	2006 $000	2006 $000	2006 $000
Assets and liabilities						
Segment assets	**3,219,571**	**454,542**	**3,674,113**	3,231,836	372,048	3,603,884
Unallocated assets			**525,581**			582,201
Total assets			**4,199,694**			4,186,085
Segment liabilities	**856,778**	**57,124**	**913,902**	807,710	69,887	877,597
Unallocated liabilities			**1,016,943**			1,318,684
Total liabilities			**1,930,845**			2,196,281
Other Segment information						
Segment capital expenditure	**119,171**	**86,259**	**205,430**	82,721	38,278	120,999
Unallocated capital expenditure			**50**			1,066
Total capital expenditure			**205,480**			122,065
Depreciation and amortisation	**87,278**	**43,788**	**131,066**	84,772	29,271	114,043
Unallocated depreciation and amortisation			**1,503**			2,021
Total depreciation and amortisation			**132,569**			116,064
Other non-cash expenses	**222**	**-**	**222**	-	75	75

Geographic segments	Australasia/ Asia Pacific	Americas	Europe, Middle East & Africa	Consolidated Group
June 2007	**$000**	**$000**	**$000**	**$000**
External revenues	**785,032**	**1,293,489**	**1,231,655**	**3,310,176**
Segment assets	**1,128,149**	**817,180**	**2,254,365**	**4,199,694**
Total capital expenditure	**86,615**	**39,760**	**79,105**	**205,480**
June 2006				
External revenues	575,073	1,200,896	1,127,563	2,903,532
Segment assets	1,131,432	736,636	2,318,017	4,186,085
Total capital expenditure	39,703	40,000	42,362	122,065

Notes to the Financial Statements continued

for the year ended 30 June 2007

	Notes	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
3 Revenue and expenses from continuing operations					
Revenue					
Sales revenue		**3,172,397**	2,848,908	**485,100**	346,822
Other revenue					
Royalties and licence revenue		**103,470**	28,208	**93,052**	23,464
Finance revenue		**33,182**	25,466	**3,112**	8,337
Rent		**1,127**	950	**1,041**	950
Dividend revenue - Subsidiaries		**-**	-	**400,873**	2,265
Total other revenues		**137,779**	54,624	**498,078**	35,016
Total revenue from continuing operations		**3,310,176**	2,903,532	**983,178**	381,838
Finance revenue comprises:					
Interest income:					
Other persons and/or corporations		**33,118**	25,317	**3,048**	8,033
Subsidiaries		**-**	-	**-**	165
Key management personnel		**64**	149	**64**	139
		33,182	25,466	**3,112**	8,337
Other income					
Government grants		**3,209**	1,660	**3,209**	1,660
Net gains on disposal of plant, property and equipment		**-**	421	**-**	-
Net foreign exchange gain		**66**	-	**-**	-
Total other income		**3,275**	2,081	**3,209**	1,660

The Consolidated Group has entered into various grant agreements relating to the development, commercialisation and production of pharmaceutical products. The grants received are deferred until all conditions or other contingencies attaching to them have been satisfied, at which time they are recognised as other income over the period necessary to match them with the expenses that they are intended to compensate.

	Notes	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
Finance costs					
Interest expense:					
Other persons and/or corporations		**38,293**	34,157	**4,287**	4,826
Non-cash interest - Unwinding of discount		**6,895**	7,360	**-**	-
Total finance costs		**45,188**	41,517	**4,287**	4,826
Depreciation and amortisation included in the income statement					
Depreciation and amortisation of fixed assets					
Buildings depreciation	10	**9,775**	8,936	**4,194**	4,007
Plant and equipment depreciation	10	**84,476**	92,243	**27,366**	27,115
Leased property, plant and equipment amortisation	10	**2,817**	2,877	**-**	-
Leasehold improvements amortisation	10	**1,880**	950	**-**	-
Total depreciation and amortisation of fixed assets		**98,948**	105,006	**31,560**	31,122
Amortisation of intangibles					
Intellectual Property	12	**33,621**	11,058	**10,575**	-
Total amortisation of intangibles		**33,621**	11,058	**10,575**	-
Total depreciation and amortisation		**132,569**	116,064	**42,135**	31,122

	Notes	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
3 Revenue and expenses from continuing operations (continued)					
Other expenses					
Write-down of inventory to net realisable value		**54,448**	14,852	**4,884**	3,490
Doubtful debts		**6,037**	8,787	**-**	(74)
Net loss on disposal of property, plant and equipment		**222**	-	**-**	75
Net foreign exchange loss		**-**	951	**2,070**	611
		60,707	24,590	**6,954**	4,102
Lease payments and related expenses included in the income statement					
Rental expenses relating to operating leases		**34,640**	34,098	**2,591**	1,930
Employee benefits expense					
Salaries and wages		**733,735**	679,617	**133,266**	116,505
Defined benefit plan expense	25	**14,827**	14,218	**1,785**	1,952
Defined contribution plan expense	25	**15,420**	14,623	**10,398**	9,610
Share based payments expense	20	**9,795**	4,684	**9,795**	4,684
		773,777	713,142	**155,244**	132,751
4 Income tax expense					
Income tax expense recognised in the income statement					
Current tax expense					
Current year		**178,151**	160,191	**19,397**	6,714
Deferred tax expense					
Origination and reversal of temporary differences		**63,649**	(96,638)	**(2,487)**	(2,432)
Tax losses recognised		**(2,646)**	(13,184)	**-**	-
	11	**61,003**	(109,822)	**(2,487)**	(2,432)
Under/(over) provided in prior years		**(4,394)**	2,739	**(412)**	1,287
Income tax expense		**234,760**	53,108	**16,498**	5,569
Reconciliation between tax expense and pre-tax net profit					
The reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Group's applicable income tax rate is as follows:					
Accounting profit before income tax		**774,059**	170,465	**454,628**	21,603
Income tax calculated at 30% (2006: 30%)		**232,218**	51,139	**136,388**	6,481
Research and development		**(2,507)**	(2,984)	**(2,339)**	(2,984)
Non-assessable capital loss / (gain)		**(828)**	2,073	**-**	-
Exempt dividends received		**-**	-	**(120,262)**	(680)
Other non-deductible/non-assessable items		**1,052**	7,570	**3,123**	1,466
Utilisation of tax losses/unrecognised deferred tax		**(14,011)**	(13,183)	**-**	-
Effects of different rates of tax on overseas income		**23,230**	5,754	**-**	-
Under/(Over) provision in prior year		**(4,394)**	2,739	**(412)**	1,286
Income tax expense		**234,760**	53,108	**16,498**	5,569
Income tax recognised directly in equity					
Deferred tax benefit/(expense)					
Share based payments		**8,628**	6,427	**8,628**	6,427
Net actuarial (gain)/loss on defined benefit plans		**(3,226)**	6,319	**(1,730)**	(616)
Income tax benefit/(expense) recognised in equity	11	**5,402**	12,746	**6,898**	5,811

4 Income tax expense (continued)

Tax consolidation in Australia

The Parent Company and its wholly owned Australian resident entities formed a tax consolidation group with effect from 1 July 2003 and therefore are taxed as a single entity from that date. CSL Limited is the head entity of the tax consolidated group.

Tax effect accounting by members of the tax consolidated group in Australia

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax consolidation group are recognised in the separate financial statements of the members of the tax consolidation group using the 'separate taxpayer within group' approach, by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax consolidation group and are recognised as amounts payable/(receivable) to/(from) other entities in the tax consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised as an equity contribution or distribution.

The Parent Company recognises deferred tax assets arising from unused tax losses of the tax consolidated group to the extent that it is probable that future taxable profits of the tax consolidated group will be available against which the asset can be utilised.

Tax funding arrangements and tax sharing agreements in Australia

Members of the tax consolidated group have entered into a tax funding agreement. The tax funding agreement sets out the funding obligations of members of the tax consolidated group. Payments are required to/from the head entity equal to the current tax liability/(asset) assumed and any deferred tax assets arising from unused tax losses assumed by the head entity, resulting in the head entity recognising an inter-entity payable/(receivable) equal to the tax liability/(asset) assumed. The inter-entity payable/(receivable) is at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant authorities.

The head entity, in conjunction with other members of the tax consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amount under the tax sharing agreement is considered remote.

5 Contingent consideration on acquisition of Aventis Behring

On 31 March 2004, the Group acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments.

On 20 June 2006 the Board of Directors performed their six monthly review of the likelihood of the potential contingent payments meeting the criteria for recognition as a provision. During this review it was determined that as a result of the continued positive business performance the contingency now met the recognition criteria and accordingly a provision was raised by the Group and booked in the accounts of the acquirer, ZLB Bioplasma (Hong Kong) Limited.

Consistent with AIFRS and the company's announcement at the time of the acquisition, the provision was charged to the Income Statement at the time of recognition. To provide the reader with greater clarity of the effect of this charge on the financial statements, it has been separately shown on the face of the Income Statement. The liability was included on the balance sheet within non-current provisions as at 30 June 2006 (see note 17).

The amount was settled early with Sanofi-Aventis to assist in the facilitation of the extension of the Helixate supply contract with Bayer. The amount was paid in February 2007.

	Consolidated Group		Parent Company	
	2007 $000	2006 $000	2007 $000	2006 $000
6 Cash and cash equivalents				
Cash at bank and on hand	**137,629**	384,064	**-**	28,066
Cash deposits	**342,608**	369,630	**-**	149,224
	480,237	753,694	**-**	177,290
7 Trade and other receivables				
Current				
Trade receivables	**547,797**	538,726	**23,014**	35,843
Less: Allowance for doubtful debts (i)	**18,853**	13,744	**423**	423
	528,944	524,982	**22,591**	35,420
Sundry receivables	**61,242**	40,063	**41,488**	7,805
Prepayments	**26,794**	28,634	**2,763**	3,036
Receivables – wholly owned subsidiaries	**-**	-	**263,742**	49,534
Receivables – partly owned subsidiaries	**-**	-	**3,939**	3,939
	616,980	593,679	**334,523**	99,734
Non Current				
Related parties				
Loans to key management personnel – executive directors	**46**	511	**46**	511
Loans to key management personnel – other executives	**960**	4,937	**960**	4,937
Loans to other employees	**6,528**	5,669	**6,528**	5,669
Long Term Deposits	**3,133**	6,556	**-**	-
	10,667	17,673	**7,534**	11,117
(i) Reconciliation of Allowance for doubtful debts				
Opening balance	**13,744**	4,170	**423**	497
Additional allowance / (utilised)	**6,037**	8,787	**-**	(74)
Currency translation differences	**(928)**	787	**-**	-
	18,853	13,744	**423**	423
8 Inventories				
Raw materials and stores – at cost	**237,185**	188,269	**14,951**	13,088
Less: Allowance for diminution in value	**4,205**	10,139	**424**	967
Raw materials and stores – net	**232,980**	178,130	**14,527**	12,121
Work in progress – at cost	**545,629**	413,415	**24,987**	19,073
Less: Allowance for diminution in value	**35,593**	25,699	**792**	1,549
Work in progress – net	**510,036**	387,716	**24,195**	17,524
Finished goods – at cost	**393,664**	423,129	**31,559**	37,985
Less: Allowance for diminution in value	**8,399**	15,548	**863**	1,204
Finished goods - net	**385,265**	407,581	**30,696**	36,781
	1,128,281	973,427	**69,418**	66,426

	Consolidated Group		Parent Company	
	2007 $000	2006 $000	2007 $000	2006 $000
9 Other financial assets				
Current				
At fair value through the profit or loss:				
Managed financial assets	**594**	7,872	**-**	-
Non-current				
Available-for-sale financial assets:				
Unlisted equity securities	**7,913**	4,728	**7,913**	4,728
At fair value through the profit or loss:				
Managed financial assets	**5,895**	-	**-**	-
Shares in subsidiaries – at cost (refer note 31)	**-**	-	**1,333,788**	1,228,207
	13,808	4,728	**1,341,701**	1,232,935
10 Property, plant and equipment				
Land at cost				
Opening balance	**25,734**	26,097	**25,030**	25,030
Disposals	**-**	(411)	**-**	-
Currency translation differences	**(140)**	48	**-**	-
Closing balance	**25,594**	25,734	**25,030**	25,030
Buildings at cost				
Opening balance	**231,360**	196,653	**83,255**	81,162
Transferred from capital work in progress	**11,795**	24,803	**8,883**	2,093
Other additions	**4,864**	264	**-**	-
Disposals	**(778)**	(101)	**-**	-
Currency translation differences	**(23,160)**	9,741	**-**	-
Closing balance	**224,081**	231,360	**92,138**	83,255
Accumulated depreciation and impairment losses				
Opening balance	**50,641**	39,039	**26,507**	22,500
Depreciation for the year	**9,775**	8,936	**4,194**	4,007
Disposals	**(778)**	(103)	**-**	-
Currency translation differences	**(6,939)**	2,769	**-**	-
Closing balance	**52,699**	50,641	**30,701**	26,507
Net book value of buildings	**171,382**	180,719	**61,437**	56,748
Net book value of land and buildings	**196,976**	206,453	**86,467**	81,778
Leasehold improvements at cost				
Opening balance	**5,040**	4,208	**159**	168
Transferred from capital work in progress	**4,504**	1,286	**-**	-
Other additions	**1,275**	31	**-**	-
Additions through acquisition of controlled entities	**357**	-	**-**	-
Disposals	**(1,471)**	(26)	**-**	(9)
Currency translation differences	**(933)**	(459)	**-**	-
Closing balance	**8,772**	5,040	**159**	159
Accumulated amortisation and impairment				
Opening balance	**3,378**	2,282	**159**	168
Amortisation for the year	**1,880**	950	**-**	-
Disposals	**(1,471)**	(17)	**-**	(9)
Currency translation differences	**(1,290)**	163	**-**	-
Closing balance	**2,497**	3,378	**159**	159
Net book value of leasehold improvements	**6,275**	1,662	**-**	-

	Consolidated Group		Parent Company	
	2007 $000	2006 $000	2007 $000	2006 $000
1? Property, plant and equipment (continued)				
Plant and equipment at cost				
Opening balance	**994,620**	884,337	**492,845**	486,233
Transferred from capital work in progress	**81,540**	69,160	**40,284**	17,020
Other additions	**17,859**	18,297	**-**	-
Additions through acquisition of controlled entities	**253**	-	**-**	-
Disposals	**(12,793)**	(24,187)	**(54)**	(10,408)
Currency translation differences	**(88,074)**	47,013	**-**	-
Closing balance	**993,405**	994,620	**533,075**	492,845
Accumulated depreciation and impairment				
Opening balance	**509,303**	412,570	**338,715**	321,728
Depreciation for the year	**84,476**	92,243	**27,366**	27,115
Disposals	**(8,642)**	(22,151)	**(7)**	(10,128)
Currency translation differences	**(57,359)**	26,641	**-**	-
Closing balance	**527,778**	509,303	**366,074**	338,715
Net book value of plant and equipment	**465,627**	485,317	**167,001**	154,130
Leased property, plant and equipment at cost				
Opening balance	**37,293**	33,617	**-**	-
Other additions	**139**	256	**-**	-
Disposals	**(81)**	(116)	**-**	-
Currency translation differences	**(4,007)**	3,536	**-**	-
Closing balance	**33,344**	37,293	**-**	-
Accumulated amortisation and impairment				
Opening balance	**7,881**	3,741	**-**	-
Amortisation for the year	**2,817**	2,877	**-**	-
Disposals	**(81)**	(108)	**-**	-
Currency translation differences	**(1,750)**	1,371	**-**	-
Closing balance	**8,867**	7,881	**-**	-
Net book value of leased property, plant and equipment	**24,477**	29,412	**-**	-
Capital work in progress				
Opening balance	**93,492**	81,863	**32,973**	13,206
Other additions	**181,343**	103,084	**86,200**	38,880
Transferred to buildings at cost	**(11,795)**	(24,803)	**(8,883)**	(2,093)
Transferred to plant and equipment at cost	**(81,540)**	(69,160)	**(40,284)**	(17,020)
Transferred to leasehold improvements at cost	**(4,504)**	(1,286)	**-**	-
Currency translation differences	**(11,457)**	3,794	**-**	-
Closing balance	**165,539**	93,492	**70,006**	32,973
Total net book value of property, plant and equipment	**858,894**	816,336	**323,474**	268,881

	Consolidated Group		Parent Company	
	2007 $000	2006 $000	2007 $000	2006 $000
11 Deferred tax assets and liabilities				
Deferred tax asset	**150,656**	187,432	**7,670**	-
Deferred tax liability	**(85,515)**	(61,767)	**-**	(1,715)
Net deferred tax asset / (liability)	**65,141**	125,665	**7,670**	(1,715)
Deferred tax balances comprise temporary differences attributable to:				
Amounts recognised in the income statement				
Trade and other receivables	**1,187**	(7,518)	**(13)**	449
Inventories	**12,849**	41,698	**(2,621)**	(2,095)
Property, plant and equipment	**(60,199)**	(62,066)	**(17,613)**	(18,797)
Intangible assets	**(63,688)**	(49,171)	**(2,828)**	-
Other assets	**(47)**	8,169	**148**	153
Trade and other payables	**9,295**	8,813	**6,590**	2,084
Interest bearing liabilities	**544**	751	**-**	-
Other liabilities and provisions	**147,052**	164,769	**11,298**	10,680
Recognised carry-forward tax losses	**-**	7,474	**-**	-
	46,993	112,919	**(5,039)**	(7,526)
Amounts recognised in equity				
Other assets	**15,055**	6,427	**15,055**	6,427
Other liabilities and provisions	**3,093**	6,319	**(2,346)**	(616)
	18,148	12,746	**12,709**	5,811
Net deferred tax asset/(liability)	**65,141**	125,665	**7,670**	(1,715)
Movement in temporary differences during the year				
Opening balance	**125,665**	(1,618)	**(1,715)**	(9,958)
Credited/(charged) to the income statement	**(61,003)**	109,882	**2,487**	2,432
Credited to equity	**5,402**	12,746	**6,898**	5,811
Currency translation difference	**(4,923)**	4,655	**-**	-
Closing balance	**65,141**	125,665	**7,670**	(1,715)
Unrecognised deferred tax assets				
Deferred tax assets have not been recognised in respect of the following items:				
Tax losses:				
Expiry date in less than 1 year	**18**	226	**-**	-
Expiry date greater than 1 year but less than 5 years	**-**	-	**-**	-
Expiry date greater than 5 years	**8,530**	6,519	**-**	-
No expiry date	**17,413**	19,547	**-**	-
	25,961	26,292	**-**	-

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available for utilisation in the entities that have recorded these losses.

	Consolidated Group		Parent Company	
	2007 $000	**2006 $000**	**2007 $000**	**2006 $000**
12 Intangible assets				
Carrying amounts				
Goodwill				
Opening balance	**735,431**	692,591	**-**	-
Additions	**12,083**	-	**-**	-
Currency translation differences	**(91,849)**	42,840	**-**	-
Closing balance	**655,665**	735,431	**-**	-
Intellectual property				
Opening balance	**105,849**	104,411	**20,000**	20,000
Additions	**245,693**	-	**-**	-
Disposals	**-**	-	**-**	-
Currency translation differences	**(29,834)**	1,438	**-**	-
Closing balance	**321,708**	105,849	**20,000**	20,000
Accumulated amortisation and impairment				
Opening balance	**20,439**	10,567	**-**	-
Amortisation for the year	**33,621**	11,058	**10,575**	-
Currency translation differences	**(4,281)**	(1,186)	**-**	-
Closing balance	**49,779**	20,439	**10,575**	-
Net intellectual property	**271,929**	85,410	**9,425**	20,000
Total net intangible assets	**927,594**	820,841	**9,425**	20,000

The amortisation charge is recognised in general and administration expenses in the income statement.

Impairment tests for cash generating units containing goodwill

For the purpose of impairment testing, goodwill is allocated to the Group's business unit which represents the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill allocated to each unit are as follows:

CSL Behring	**643,582**	735,431	**-**	-
CSL Biotherapies	**12,083**	-	**-**	-
	655,665	735,431	**-**	-

The impairment tests for these cash generating units is based on value in use calculations. These calculations use cash flow projections based on actual operating results and the three-year strategic business plan. Cash flows for a further period of 3 years have been extrapolated using a zero per cent growth rate at which point a Terminal Value is calculated based on a business valuation multiple. The valuation multiple has been calculated based on independent external analyst views, long term government bond rates and the Company's pre-tax cost of debt. Projected cash flows have been discounted by using the implied pre-tax discount rate of 9.66% associated with the business valuation multiple discussed above.

The recoverable amount of the units significantly exceeds their carrying amounts, including goodwill. It is not considered a reasonable possibility for a change in assumptions to occur that would lead to the recoverable amount falling below the unit's carrying amount.

	Consolidated Group		Parent Company	
	2007 $000	2006 $000	2007 $000	2006 $000
13 Retirement benefit assets and liabilities				
Retirement benefit assets				
Non-current				
Defined benefit plans (refer note 25)	**11,983**	3,514	**7,887**	1,840
Retirement benefit liabilities				
Current defined benefit plans (refer note 25)	**-**	4,635	**-**	-
Non-current defined benefit plans (refer note 25)	**84,468**	90,588	**-**	-
Total retirement benefit liabilities	**84,468**	95,223	**-**	-
14 Trade and other payables				
Current				
Trade payables	**177,010**	136,089	**43,961**	32,859
Accruals and other payables	**262,500**	252,890	**55,450**	37,179
Payable – wholly owned subsidiaries	**-**	-	**414,320**	618,961
	439,510	388,979	**513,731**	688,999
15 Interest-bearing liabilities and borrowings				
Current				
Bank overdrafts – Unsecured	**6,099**	5,706	**58,723**	-
Bank loans – Unsecured (a)	**118,178**	347,333	**-**	-
Senior Unsecured Notes - Unsecured (b)	**16,751**	18,993	**-**	-
Deferred cash settlement for subsidiary acquired - Unsecured (c)	**-**	80,228	**-**	-
Deferred cash settlement for intangibles acquired - Unsecured (d)	**14,197**	9,261	**-**	-
Lease liability – Secured (e)	**1,920**	2,111	**-**	-
	157,145	463,632	**58,723**	-
Non-current				
Bank loans - Unsecured (a)	**549,182**	139,589	**-**	-
Senior Unsecured Notes - Unsecured (b)	**266,985**	317,477	**-**	-
Deferred cash settlement for subsidiary acquired - Unsecured (c)	**-**	82,262	**-**	-
Deferred cash settlement for intangibles acquired - Unsecured (d)	**-**	16,459	**-**	-
Lease liability - Secured (e)	**34,445**	39,410	**-**	-
	850,612	595,197	**-**	-

(a) During the year the Group re-negotiated its global multicurrency facility. The facility was increased to $900 million (2006: $650 million) and the maturity dates extended. The facility now has three tranches with maturity dates in March 2008, March 2010 and March 2012. In March 2007 a draw down of US$200 million ($254 million) was made under the facility and the funds were used to partially fund the remaining consideration payable for the acquisition of Aventis Behring. Interest on the facility is paid quarterly in arrears at a variable rate.

(b) Represents US$150 million and €68 million of Senior Unsecured Notes placed into the US Private Placement market. The notes have biannual repayments and mature in December 2012. The interest rate on the US$ notes is fixed at 5.30% and 5.90%. The interest rate on the Euro notes is fixed at 3.98% and 4.70%.

(c) During the year the Group paid the remaining consideration payable for the acquisition of Aventis Behring.

(d) The company has deferred cash settlements for consideration payable on the acquisition of intangible assets, discounted at the incremental borrowing rate at the time of acquisition (ranging from 2% to 3.5%). Payment dates are determined in accordance with the acquisition agreements and are payable at various dates concluding in 2007.

(e) Finance leases have an average lease term of 17 years (2006: 18 years). The weighted average discount rate implicit in the leases is 6.35% (2006: 6.14%). The Group's lease liabilities are secured by leased assets of $24.5 million (2006: $29.4 million). In the event of default, leased assets revert to the lessor.

Note 35 has further information about the Group's exposure to interest rate risk, foreign exchange risk and the fair value of financial assets and liabilities.

	Notes	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
16 Tax assets and liabilities					
Current Assets					
Income tax		-	6,889	-	6,889
Tax Liabilities					
Current liability income tax		**97,801**	88,038	**2,368**	-
Non-current income tax		-	5,043	-	-
Total tax liabilities		**97,801**	93,081	**2,368**	-
17 Provisions					
Current					
Employee benefits	25	**61,197**	66,237	**27,473**	24,805
Restructuring		**6,704**	10,828	-	-
Onerous contracts		**4,638**	4,676	-	-
Surplus lease space		**724**	2,343	-	-
Provision for contingent consideration		**29,847**	-	-	-
Other		-	1,801	**777**	1,310
		103,110	85,885	**28,250**	26,115
Non-current					
Employee benefits	25	**40,771**	52,586	**4,420**	4,221
Onerous contracts		**10,195**	15,863	-	-
Surplus lease space		-	948	-	-
Provision for contingent consideration		**56,657**	337,654	-	-
Other		-	1,002	**1,261**	1,002
		107,623	408,053	**5,681**	5,223

Restructuring

A restructuring provision is recognised when the main features of the restructuring are planned, identifying the business/locations affected, location, function and approximate number of employees, the expenditures that will be undertaken and the implementation timetable, and there is a demonstrable commitment and valid expectation that the restructuring plan will be implemented.

Onerous contracts

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs, over the estimated cash flows to be received in relation to certain contracts, having regard to the risks of the activities relating to the contracts.

Surplus lease space

A surplus lease space provision has been recognised in respect to the net obligation payable for various non-cancellable operating leases where the leases have been identified as surplus to the Group's current requirements.

Provision for contingent consideration on acquisitions

A provision for contingent consideration is recognised when it is probable that payment will be made and the amount can be measured reliably.

Discounting

Where the effect of discounting is determined to be material to the provision, the net estimated cash flows are discounted using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the liability.

	Consolidated Group		Parent Company	
	2007 $000	2006 $000	**2007 $000**	2006 $000
17 Provisions (continued)				
Movements in provisions				
Restructuring				
Opening balance	**10,828**	23,319	**-**	-
Payments made	**(1,999)**	(10,086)	**-**	-
Provision utilised	**(1,101)**	(3,357)	**-**	-
Currency translation differences	**(1,024)**	952	**-**	-
Closing balance	**6,704**	10,828	**-**	-
Onerous contracts				
Opening balance	**20,539**	15,250	**-**	-
Additional provision	**-**	9,111	**-**	-
Payments made	**(3,469)**	(5,025)	**-**	-
Provision utilised	**(882)**	-	**-**	-
Currency translation differences	**(1,355)**	1,203	**-**	-
Closing balance	**14,833**	20,539	**-**	-
Surplus lease space				
Opening balance	**3,291**	10,564	**-**	-
Payments made	**(2,394)**	(4,908)	**-**	-
Provision utilised	**(6)**	(2,511)	**-**	-
Currency translation differences	**(167)**	146	**-**	-
Closing balance	**724**	3,291	**-**	-
Contingent consideration				
Opening balance	**337,654**	-	**-**	-
Provision recognised	**91,731**	328,515	**-**	-
Payments made	**(323,583)**	-	**-**	-
Currency translation differences	**(22,330)**	9,139	**-**	-
Closing balance	**83,472**	337,654	**-**	-
Other				
Opening balance	**2,803**	7,932	**2,312**	6,876
Additional provision	**1,692**	1,101	**659**	74,575
Payments made	**(1,407)**	(6,282)	**(933)**	(79,139)
Currency translation differences	**(56)**	52	**-**	-
Closing balance	**3,032**	2,803	**2,038**	2,312

	Consolidated Group		Parent Company	
18 Deferred government grants				
Current deferred income	**100**	371	**100**	371
Non-current deferred income	**4,961**	4,093	**4,961**	4,093
	5,061	4,464	**5,061**	4,464

	Consolidated Group		Parent Company	
	2007 $000	2006 $000	2007 $000	2006 $000
19 Contributed equity				
Ordinary shares issued and fully paid	**1,023,941**	994,101	**1,023,941**	994,101

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or proxy, at a meeting of the company.

	2007		2006	
	Number of shares	$000	Number of shares	$000
Movement in ordinary shares on issue				
Opening balance	**181,889,019**	**994,101**	188,272,370	1,223,466
Shares issued to employees through participation in SESOP II(i)	**864,930**	**25,295**	1,553,870	49,917
Shares issued to employees through Performance Rights (ii)	**221,800**	-	-	-
Shares issued to employees through participation in GESP (iii)	**66,273**	**2,817**	62,779	1,794
Share Based Payments reserve transfer	-	**1,728**	-	462
Share buy-back, inclusive of cost (iv)	-	-	(8,000,000)	(281,538)
Closing balance	**183,042,022**	**1,023,941**	181,889,019	994,101

	Consolidated Group		Parent Company	
	2007 $000	2006 $000	2007 $000	2006 $000
(i) Options exercised under SESOP II as disclosed in note 26 were as follows:				
– 189,420 issued at $12.19	**2,309**	636	**2,309**	636
– 6,000 issued at $20.67	**124**	372	**124**	372
– 0 issued at $20.84	-	354	-	354
– 0 issued at $21.01	-	252	-	252
– 0 issued at $23.07	-	923	-	923
– 321,870 issued at $27.97	**9,003**	12,855	**9,003**	12,855
– 50,300 issued at $34.04	**1,712**	15,917	**1,712**	15,917
– 215,340 issued at $37.54	**8,084**	17,369	**8,084**	17,369
– 50,000 issued at $49.31	**2,465**	-	**2,465**	-
– 32,000 issued at $49.94	**1,598**	1,239	**1,598**	1,239
	25,295	49,917	**25,295**	49,917
(ii) Performance Rights exercised as disclosed in note 26 were as follows:				
- 221,800 issued at nil consideration	-	-	-	-
(iii) Shares issued to employees under Global Employee Share Plan (GESP) as disclosed in note 26 were as follows:				
- 32,727 issued at $41.95 on 6 September 2006	**1,373**	822	**1,373**	822
- 33,546 issued at $43.04 on 7 March 2007	**1,444**	972	**1,444**	972
	2,817	1,794	**2,817**	1,794

(iv) During the year ended 30 June 2006, as part of its capital management program, the Company purchased 8,000,000 ordinary shares on market at an average price of $35.16 per share, with prices ranging from $34.25 to $36.44. The share buy-back was approved by the Board on 28 June 2005. All shares were cancelled.

	Consolidated Group		Parent Company	
	2007 $000	2006 $000	2007 $000	2006 $000
20 Reserves				
Share based payments reserve	**30,147**	13,452	**30,147**	13,452
Net unrealised gains reserve	**2,957**	(101)	**2,957**	(101)
Foreign currency translation reserve	**(223,475)**	(69,118)	-	-
	(190,371)	(55,767)	**33,104**	13,351
Movements in reserves				
Share based payments reserve				
Opening balance	**13,452**	2,803	**13,452**	2,803
Share based payments expense	**9,795**	4,684	**9,795**	4,684
Deferred tax on share based payments	**8,628**	6,427	**8,628**	6,427
Transfer to contributed equity	**(1,728)**	(462)	**(1,728)**	(462)
Closing balance	**30,147**	13,452	**30,147**	13,452
Net unrealised gains reserve				
Opening balance	**(101)**	-	**(101)**	-
Unrealised gains/(losses) on revaluation of available-for-sale investments	**3,058**	(101)	**3,058**	(101)
Closing balance	**2,957**	(101)	**2,957**	(101)
Foreign currency translation reserve				
Opening balance	**(69,118)**	(185,809)	-	-
Net exchange gains/(losses) on translation of foreign subsidiaries, net of hedge	**(154,357)**	116,691	-	-
Closing balance	**(223,475)**	(69,118)	-	-

Nature and purpose of reserves

Share based payments reserve

The share based payments reserve is used to recognise the fair value of options, performance rights and global employee share plan rights issued but not exercised. Amounts are transferred to contributed equity when options and other equity instruments are exercised.

Net unrealised gains reserve

The net unrealised gains reserve is used to recognise the cumulative changes in the fair value, net of tax, of investments that are classified as available-for-sale. Amounts are recognised in profit or loss when the associated assets are sold or impaired.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedging the Company's net investment in foreign operations.

	Note	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
21 Retained earnings					
Opening balance		**1,051,470**	1,068,065	**151,144**	258,067
Net profit for the year		**539,299**	117,357	**438,130**	16,034
Dividends	22	**(162,534)**	(124,394)	**(162,534)**	(124,394)
Actuarial gain/(loss) on defined benefit plans		**10,270**	(15,877)	**5,763**	2,053
Deferred tax on actuarial gain/(loss) on defined benefit plans		**(3,226)**	6,319	**(1,730)**	(616)
Closing balance		**1,435,279**	1,051,470	**430,773**	151,144
22 Dividends					
Dividends paid					
Dividends recognised in the current year by the Company are:					
Final ordinary dividend of 40 cents per share, unfranked, paid on 13 October 2006 (2006: 30 cents per share, fully franked)		**72,926**	55,113	**72,926**	55,113
Special dividend of 10 cents per share, franked to 1.78 cents, paid on 10 October 2005		**-**	18,371	**-**	18,371
Interim ordinary dividend of 49 cents per share, unfranked, paid on 13 April 2007 (2006: 28 cents per share, unfranked)		**89,608**	50,910	**89,608**	50,910
		162,534	124,394	**162,534**	124,394
Dividends not recognised at year end					
In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 55 cents per share, franked to 27.5 cents per share (2006: ordinary dividend of 40 cents per share unfranked). The aggregate amount of the proposed dividend, based on the number of shares on issue at the date of this report, is expected to be paid on 12 October 2007 out of retained earnings at 30 June 2007, but not recognised as a liability:		**100,673**	72,756	**100,673**	72,756
Franked dividends					
The amount of retained profits and reserves that could be distributed as fully franked dividends from franking credits that exist or will arise after payment of income tax in the next year, excluding debits attaching to the final dividend not recognised at year end:					
Franked to 30%		**13,823**	-	**13,823**	-
23 Equity					
Total equity at the beginning of the financial year		**1,989,804**	2,108,525	**1,158,596**	1,484,336
Total recognised income and expense for the year attributable to equity holders		**395,044**	224,389	**445,221**	17,370
Movement in contributed equity		**29,840**	(229,365)	**29,840**	(229,365)
Dividends		**(162,534)**	(124,394)	**(162,534)**	(124,394)
Movement in share based payments reserve		**16,695**	10,649	**16,695**	10,649
Total equity at the end of the financial year		**2,268,849**	1,989,804	**1,487,818**	1,158,596

Notes to the Financial Statements continued

for the year ended 30 June 2007

	Notes	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
24 Statement of Cash Flows					
(a) Reconciliation of cash and cash equivalents and non-cash financing and investing activities					
Cash at the end of the year is shown in the cash flow statement as:					
Cash at bank and on hand	6	**137,629**	384,064	**-**	28,066
Cash deposits	6	**342,608**	369,630	**-**	149,224
Bank overdrafts	15	**(6,099)**	(5,706)	**(58,723)**	-
		474,138	747,988	**(58,723)**	177,290
(b) Reconciliation of Profit after tax to Cash Flows from Operations					
Profit after tax		**539,299**	117,357	**438,130**	16,034
Non-cash items in profit after tax					
Contingent consideration		**-**	233,536	**-**	-
Depreciation and amortisation		**132,569**	116,064	**42,135**	31,122
(Gain)/loss on disposal of property, plant and equipment		**222**	(421)	**-**	75
Finance costs		**368**	1,351	**-**	-
Unwinding of discount		**6,895**	7,360	**-**	-
Dividends and management fees		**-**	-	**(431,175)**	-
Share based payments expense		**9,795**	4,684	**9,795**	4,684
Changes in assets and liabilities, net of the effects of purchase / disposal of subsidiaries:					
(Increase)/decrease in trade and other receivables		**(104,581)**	24,704	**(13,171)**	(16,803)
(Increase)/decrease in inventories		**(257,762)**	30,500	**(2,992)**	(6,975)
(Increase)/decrease in retirement benefit assets		**(9,046)**	(19,342)	**(6,047)**	213
Increase/decrease in net tax assets and liabilities		**59,452**	20,360	**(1,858)**	9,742
Increase/(decrease) in trade and other payables		**93,210**	(6,066)	**20,979**	10,751
Increase/(decrease) in deferred government grants		**597**	1,504	**597**	1,504
Increase/(decrease) in provisions		**1,781**	(3,713)	**9,580**	5,862
Increase/(decrease) in retirement benefit liabilities		**8,041**	(5,714)	**5,763**	(158)
Net cash inflow from operating activities		**480,840**	522,164	**71,736**	56,051

	Consolidated Group		Parent Company	
	2007 $000	2006 $000	2007 $000	2006 $000
25 Employee benefits				
A reconciliation of the employee benefits recognised is as follows:				
Retirement benefit assets – non-current (note 13)	**11,983**	3,514	**7,887**	1,840
Retirement benefit liabilities – current (note 13)	**-**	4,635	**-**	-
Provision for employee benefits – current (note 17)	**61,197**	66,237	**27,473**	24,805
Retirement benefit liabilities – non-current (note 13)	**84,468**	90,588	**-**	-
Provision for employee benefits – non-current (note 17)	**40,771**	52,586	**4,420**	4,221
	186,436	214,046	**31,893**	29,026
The number of full time equivalents employed at 30 June	**8,423**	7,575	**1,487**	1,427

(a) Defined benefit plans

The Group sponsors a range of defined benefit Pension plans that provide pension benefits for its worldwide employees upon retirement. Entities of the Group who operate the defined benefit plans contribute to the respective plans in accordance with the Trust Deeds, following the receipt of actuarial advice.

Movements in the net liability/(asset) for defined benefit obligations recognised in the balance sheet

	Consolidated 2007	Consolidated 2006	Parent 2007	Parent 2006
Net liability/(asset) for defined benefit obligation:				
Opening balance	**91,709**	95,617	**(1,840)**	159
Contributions received	**(13,749)**	(38,732)	**(2,069)**	(1,898)
Benefits paid	**(2,309)**	(1,849)	**-**	-
Expense/(benefit) recognised in the income statement (refer below)	**14,827**	14,218	**1,785**	1,952
Actuarial (gains)/losses recognised in equity	**(10,270)**	15,877	**(5,763)**	(2,053)
Other movements	**146**	60	**-**	-
Currency translation differences	**(7,869)**	6,518	**-**	-
Closing balance	**72,485**	91,709	**(7,887)**	(1,840)
Net liability/(asset) for defined benefit obligation is reconciled to the balance sheet as follows:				
Retirement benefit assets – non-current (note 13)	**(11,983)**	(3,514)	**(7,887)**	(1,840)
Retirement benefit liabilities – current (note 13)	**-**	4,635	**-**	-
Retirement benefit liabilities – non-current (note 13)	**84,468**	90,588	**-**	-
Net liability/(asset)	**72,485**	91,709	**(7,887)**	(1,840)

Amounts for the current and previous periods are as follows:

	Consolidated Group			Parent Company		
	2007 $000	2006 $000	2005 $000	2007 $000	2006 $000	2005 $000
Defined benefit obligation	**371,106**	477,637	421,558	**26,661**	26,903	26,199
Plan assets	**298,621**	385,928	325,941	**34,548**	28,743	26,040
Surplus/(deficit)	**(72,485)**	(91,709)	(95,617)	**7,887**	1,840	(159)
Experience adjustments on plan liabilities	**(1,983)**	(10,562)	(30,289)	**2,038**	959	(1,115)
Experience adjustments on plan assets	**12,253**	(5,316)	5,969	**3,725**	1,094	1,170
Actual return on plan assets	**28,018**	11,924	25,129	**5,736**	2,910	2,812

The Group and the Parent Company have used the AASB 1 exemption and disclosed amounts under AASB 1.20A(p) above for each annual reporting period prospectively from the AIFRS transition date (1 July 2004).

	Consolidated Group		Parent Company	
	2007 $000	2006 $000	2007 $000	2006 $000
25 Employee benefits (continued)				
(a) Defined benefit plans (continued)				
Changes in the present value of the defined benefit obligation are as follows:				
Opening balance	**477,637**	421,558	**26,903**	26,199
Service cost	**15,323**	14,514	**2,516**	2,627
Interest cost	**14,734**	16,006	**1,280**	1,141
Past service costs	**535**	938	**-**	-
Contributions by members	**3,665**	3,086	**-**	-
Actuarial (gains)/losses	**1,983**	10,562	**(2,038)**	(959)
Benefits paid	**(93,028)**	(12,837)	**(1,135)**	(1,593)
Other movements	**(719)**	(452)	**(865)**	(512)
Currency translation differences	**(49,024)**	24,262	**-**	-
Closing balance	**371,106**	477,637	**26,661**	26,903
The present value of the defined benefit obligation comprises:				
Present value of wholly unfunded obligations	**77,721**	81,034	**-**	-
Present value of funded obligations	**293,385**	396,603	**26,661**	26,903
	371,106	477,637	**26,661**	26,903
Changes in the fair value of plan assets are as follows:				
Opening balance	**385,928**	325,941	**28,743**	26,040
Expected return on plan assets	**15,765**	17,240	**2,011**	1,816
Actuarial gains/(losses) on plan assets	**12,253**	(5,316)	**3,725**	1,094
Contributions by employer	**13,749**	38,732	**2,069**	1,898
Contributions by members	**3,665**	3,087	**-**	-
Benefits paid	**(90,719)**	(10,988)	**(1,135)**	(1,593)
Other movements	**(865)**	(512)	**(865)**	(512)
Currency translation differences	**(41,155)**	17,744	**-**	-
Closing balance	**298,621**	385,928	**34,548**	28,743
The major categories of plan assets as a percentage of total plan assets is as follows:				
Cash	**6.2%**	15.7%	**6.0%**	8.1%
Equity instruments	**41.6%**	28.9%	**69.0%**	59.9%
Debt instruments	**42.0%**	44.8%	**9.0%**	22.3%
Property	**10.2%**	8.8%	**16.0%**	9.7%
Other assets	**-**	1.8%	**-**	-
	100.0%	100.0%	**100.0%**	100.0%
Expenses/(gains) recognised in the income statement are as follows:				
Current service costs	**15,323**	14,514	**2,516**	2,627
Interest on obligation	**14,734**	16,006	**1,280**	1,141
Expected return on assets	**(15,765)**	(17,240)	**(2,011)**	(1,816)
Past service costs	**535**	938	**-**	-
Total included in employee benefits expense	**14,827**	14,218	**1,785**	1,952

	Consolidated Group		Parent Company	
	2007 $000	2006 $000	2007 $000	2006 $000
25 Employee benefits (continued)				
(a) Defined benefit plans (continued)				
The principal actuarial assumptions at the balance sheet date (expressed as weighted averages) are as follows:				
Discount rate	**4.0%**	4.2%	**5.8%**	4.9%
Expected return on assets and expected long-term rate of return on assets[1]	**5.2%**	5.8%	**7.0%**	7.0%
Future salary increases	**2.0%**	2.6%	**5.0%**	5.0%
Future pension increases	**0.3%**	0.6%	**-**	5.0%

[1]The expected long-term rate of return is based on the portfolio as a whole.

Surplus/(deficit) for each defined benefit plan on a funding basis

	Plan assets[1]	Accrued benefit[1]	Plan surplus / (deficit)
	$000	$000	$000
Consolidated Group – June 2007			
CSL Pension Plan (Australia)[2]	**34,548**	**(26,661)**	**7,887**
CSL Bioplasma AG Pension Fund (Switzerland)[3]	**213,998**	**(209,902)**	**4,096**
CSL Behring Pension Plan (US PP)[4]	**-**	**-**	**-**
CSL Behring Union Pension Plan (US UPP)	**50,075**	**(56,822)**	**(6,747)**
CSL Behring GmbH Pension Plan (Germany)	**-**	**(66,667)**	**(66,667)**
CSL Pharma GmbH Pension Plan (Germany)	**-**	**(1,591)**	**(1,591)**
CSL Behring KG Pension Plan (Germany)	**-**	**(2,937)**	**(2,937)**
CSL Plasma Services GmbH Pension Plan (Germany)	**-**	**(124)**	**(124)**
CSL Behring KK Retirement Allowance Plan (Japan)	**-**	**(6,402)**	**(6,402)**
	298,621	**(371,106)**	**(72,485)**
Consolidated Group – June 2006			
CSL Pension Plan (Australia)[2]	28,743	(26,903)	1,840
CSL Bioplasma AG Pension Fund (Switzerland)	222,181	(220,506)	1,675
CSL Behring Pension Plan (US PP)	82,102	(86,657)	(4,555)
CSL Behring Union Pension Plan (US UPP)	52,902	(62,537)	(9,635)
CSL Behring GmbH Pension Plan (Germany)	-	(69,779)	(69,779)
CSL Pharma GmbH Pension Plan (Germany)	-	(1,819)	(1,819)
CSL Behring KG Pension Plan (Germany)	-	(2,932)	(2,932)
CSL Plasma Services GmbH Pension Plan (Germany)	-	(146)	(146)
CSL Behring KK Retirement Allowance Plan (Japan)	-	(6,358)	(6,358)
	385,928	(477,637)	(91,709)

[1] Plan assets at net market value, and accrued benefits have been calculated at 31 May, being the date of the most recent financial statements of the plans.

[2] The CSL Pension Plan (Australia) is also the defined benefit plan of the Parent Company. On 1 June 2007 the CSL Pension Plan ceased operation as a stand alone fund. The Assets and Liabilities of the Plan were transferred to AustralianSuper under a Successor Fund Transfer Deed and the Plan now operates as a sub-plan of AustralianSuper.

[3] The CSL Behring AG Pension Fund has a surplus of $19,152,000. However, $15,056,000 of the economic benefits associated with this surplus are not available to the CSL Group, and therefore has not been recognised above.

[4] The CSL Behring defined benefit pension plan was closed during the year and all members were paid out their entitlements. There was no settlement gain or loss on the closure.

(b) Defined contribution plans

The Group and Parent Company makes contributions to various defined contribution pension plans. The amounts recognised as an expense for the year ended 30 June 2007 was $15,420,000 and $10,398,000 respectively (2006: $14,623,000 and $9,610,000).

26 Share based payments

(a) Share based payment schemes

The Company operates the following schemes that entitles key management personnel and senior employees to purchase shares in the company:

Revised Senior Executive Share Ownership Plan (SESOP II)

The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 20 November 1997. Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

The options are issued for a term of seven years and begin to be exercisable after the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the ASX. Performance hurdles for both the Group and employees must be met before the options can be exercised. The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

Employee Performance Rights Plan (Performance Rights)

The establishment of the Employee Performance Rights Plan (Performance Rights) was approved by special resolution at the annual general meeting of the Company on 16 October 2003. Unless otherwise determined by the Board, Performance Rights will be granted for no consideration payable by the employee. A Performance Right represents the right to subscribe for or acquire one share for either nil or monetary consideration not exceeding $1.00 per share.

A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse. Performance Rights may become Vested Performance Rights if the Company satisfies specified Performance Hurdles during specified Performance Periods. The Performance hurdle is the Company's Total Shareholder Return (TSR) relative to the ASX top 100 index (excluding commercial banks, oil and gas and selected metals and mining companies).

The Performance Period is 3 years (or, if not fully met after 3 years, then 4 years or 5 years) with the Test Dates occurring at the end of Years 3, 4 and 5. The Performance Hurdles will 'cascade' so that a proportion of Performance Rights become Vested Performance Rights when a minimum target is reached, and the proportion will increase as performance exceeds the minimum target. If, on any Test Date, the Company's performance does not place it above the 50th percentile, in terms of TSR ranking, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile, all of the Performance Rights will vest. Between the 50th and 75th percentiles, the proportion of Performance Rights that will vest will increase on a straight-line basis.

No loans are provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by, employees under the Performance Rights Plan.

26 Share based payments (continued)

(a) Share based payment schemes (continued)

Long Term Incentive Plan

The Long Term Incentive Plan became effective in October 2006. Under the Plan, the long-term incentive grants made to executives incorporate both Performance Rights and Performance Options (each with a different performance hurdle). Each long-term incentive grant generally consists of 50% Performance Rights and 50% Performance Options.

A Performance Right represents the right to subscribe for or acquire one share for either nil or monetary consideration not exceeding $1.00 per share. The Performance Options are issued for nil consideration with an exercise price equal to the volume weighted average CSL share price over the week up to and including the day of grant.

The performance hurdle attached to Performance Rights is a relative TSR hurdle with a peer group of the companies comprising the ASX top 100 by market capitalisation (excluding companies with the GICS industry codes of commercial banks, oil and gas and metals and mining). Vesting will occur where the Company's TSR ranking is at or above the 50th percentile.

The performance hurdle for the Performance Options is an earnings per share (EPS) measure. The initial target is 10% compound EPS growth per annum measured from 30 June in the financial year preceding the grant of options until 30 June in the financial year prior to the relevant test date. Either none or a portion of the Performance Options are exercisable depending on whether this target is achieved.

Performance Rights and Performance Options are issued for a term of seven years. Current offers provide for a portion becoming exercisable, subject to satisfying the relevant performance hurdle, after the second anniversary of the date of grant. Full vesting does not occur until fours years post grant date. If the portion tested at the applicable anniversary meets the relevant performance hurdle, that portion of rights and options vest and become exercisable until the expiry date. If the portion tested fails to meet the performance hurdle the portion will be carried over to the next anniversary and retested. After the fifth anniversary, any Performance Rights and Performance Options not vested will lapse. Importantly, there is an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the Performance Rights and Performance Options, a satisfactory (or equivalent) rating under the Company's performance management system.

There are no company provided loans as part of the current long-term incentive arrangements.

Global Employee Share Plan (GESP)

Global Employee Share Plan (GESP) operates whereby employees make contributions from after tax salary up to a maximum of $3,000 per contribution period. The employees receive the shares at a 15% discount to the applicable market rate, as quoted on the ASX on the first day or the last day of the six month contribution period, whichever is lower.

26 Share based payments (continued)

(b) Outstanding share based payment equity instruments

The number and exercise price for each share based payment scheme outstanding is presented as follows. All options and performance rights are settled by physical delivery of shares.

June 2007	Opening Balance	Granted	Exercised	Forfeited	Lapsed	Closing balance	Exercise Price	Expiry date	Vested at 30 June 2007
Options (by grant date)									
2 August 2000*	50,300	-	(50,300)	-	-	-	$34.04	2 August 2007	-
20 June 2001*	143,420	-	(143,420)	-	-	-	$37.54	20 June 2008	-
21 August 2001*	90,000	-	(50,000)	-	-	40,000	$49.31	20 August 2008	40,000
23 August 2001*	85,000	-	(71,920)	-	-	13,080	$37.54	22 August 2008	13,080
10 December 2001*	38,200	-	(32,000)	-	-	6,200	$49.94	9 December 2008	6,200
23 July 2002*	554,090	-	(321,870)	-	-	232,220	$27.97	23 July 2009	-
16 October 2002*	12,000	-	(6,000)	-	-	6,000	$20.67	16 October 2009	-
1 July 2003	340,700	-	(189,420)	(19,000)	-	132,280	$12.19	1 July 2010	-
6 October 2006	-	452,480	-	(1,700)	-	450,780	$52.44	2 October 2013	-
	1,313,710	452,480	(864,930)	(20,700)	-	880,560			59,280
Performance Rights (by grant date)									
16 October 2003	50,000	-	(20,000)	-	-	30,000	Nil	27 October 2010	30,000
15 December 2003	128,600	-	(110,300)	(1,700)	-	16,600	Nil	27 October 2010	16,600
28 April 2004	60,000	-	-	-	-	60,000	Nil	31 March 2011	60,000
21 June 2004	116,600	-	(91,500)	(5,800)	-	19,300	Nil	31 March 2011	19,300
29 October 2004	82,600	-	-	(4,100)	-	78,500	Nil	25 August 2011	-
15 July 2005	55,000	-	-	-	-	55,000	Nil	7 June 2012	-
7 September 2005	338,750	-	-	(12,550)	-	326,200	Nil	7 June 2012	-
7 March 2006	52,500	-	-	-	-	52,500	Nil	20 December 2012	-
6 April 2006	40,850	-	-	-	-	40,850	Nil	20 December 2012	-
6 October 2006	-	163,400	-	(760)	-	162,640	Nil	2 October 2013	-
	924,900	163,400	(221,800)	(24,910)	-	841,590			125,900
GESP (by grant date)									
1 March 2006	32,727	-	(32,727)	-	-	-	$41.95	31 August 2006	-
1 September 2006	-	33,546	(33,546)	-	-	-	$43.04	28 February 2007	-
1 March 2007'	-	22,097	-	-	-	22,097	$65.62	31 August 2007	-
	32,727	55,643	(66,273)	-	-	22,097			-
Total	**2,271,337**	**671,523**	**(1,153,003)**	**(45,610)**	**-**	**1,744,247**			**185,180**

* AASB 2 has not been applied to these options as they were issued before 7 November 2002.

' As noted above, the exercise price at which GESP plan shares are issued is calculated at a 15% discount to the lower of the ASX market price on the first and last dates of the contribution period. Accordingly the exercise price and the final number of shares issued is not yet known (and may differ from the assumptions and fair values disclosed below). The above disclosures are estimated based on information available as at 30 June 2007.

The weighted average share price at the dates of exercise, by equity instrument type, is as follows:

Options	$61.02
Performance Rights	-
GESP	$64.74

26 Share based payments (continued)

(b) Outstanding share based payment equity instruments (continued)

The number and exercise price for each share based payment scheme outstanding is presented as follows. All options and performance rights are settled by physical delivery of shares.

June 2006	Opening Balance	Granted	Exercised	Forfeited	Lapsed	Closing balance	Exercise Price	Expiry date	Vested at 30 June 2006
Options (by grant date)									
16 November 1999*	17,000	-	(17,000)	-	-	-	$20.84	16 November 2006	-
28 February 2000*	12,000	-	(12,000)	-	-	-	$21.01	28 February 2007	-
9 February 2000*	40,000	-	(40,000)	-	-	-	$23.07	9 February 2007	-
2 August 2000*	558,980	-	(467,580)	(41,100)	-	50,300	$34.04	2 August 2007	50,300
20 June 2001*	634,400	-	(462,680)	(28,300)	-	143,420	$37.54	20 June 2008	143,420
21 August 2001*	90,000	-	-	-	-	90,000	$49.31	20 August 2008	90,000
23 August 2001*	126,000	-	-	(41,000)	-	85,000	$37.54	22 August 2008	85,000
18 October 2001*	5,000	-	-	(5,000)	-	-	$43.51	20 August 2008	-
10 December 2001*	63,000	-	(24,800)	-	-	38,200	$49.94	9 December 2008	38,200
28 January 2002*	20,000	-	-	(20,000)	-	-	$47.20	28 January 2009	-
23 July 2002*	1,013,700	-	(459,610)	-	-	554,090	$27.97	23 July 2009	554,090
16 October 2002*	30,000	-	(18,000)	-	-	12,000	$20.67	16 October 2009	12,000
1 July 2003	392,900	-	(52,200)	-	-	340,700	$12.19	1 Jul 2010	-
	3,002,980	-	(1,553,870)	(135,400)	-	1,313,710			973,010
Performance Rights (by grant date)									
16 October 2003	50,000	-	-	-	-	50,000	Nil	27 October 2010	-
15 December 2003	128,600	-	-	-	-	128,600	Nil	27 Oct 2010	-
28 April 2004	60,000	-	-	-	-	60,000	Nil	31 March 2011	-
21 June 2004	132,300	-	-	(15,700)	-	116,600	Nil	31 March 2011	-
29 October 2004	83,400	-	-	(800)	-	82,600	Nil	25 August 2011	-
15 July 2005	-	55,000	-	-	-	55,000	Nil	7 June 2012	-
7 September 2005	-	346,750	-	(8,000)	-	338,750	Nil	7 June 2012	-
7 March 2006	-	52,500	-	-	-	52,500	Nil	20 December 2012	-
6 April 2006	-	40,850	-	-	-	40,850	Nil	20 December 2012	-
	454,300	495,100	-	(24,500)	-	924,900			-
GESP (by grant date)									
1 March 2006	29,789	-	(29,789)	-	-	-	$27.59	31 August 2005	-
1 September 2006	-	32,990	(32,990)	-	-	-	$29.46	28 February 2006	-
1 March 2007•	-	22,072	-	-	-	22,072	$44.17	31 August 2006	-
	29,789	55,062	(62,779)	-	-	22,072			-
Total	3,487,069	550,162	(1,616,649)	(159,900)	-	2,260,682			973,010

* AASB 2 has not been applied to these options as they were issued before 7 November 2002.

• As noted above, the exercise price at which GESP plan shares are issued is calculated at a 15% discount to the lower of the ASX market price on the first and last dates of the contribution period. Accordingly the exercise price and the final number of shares issued is not yet known (and may differ from the assumptions and fair values disclosed below). The above disclosures are estimated based on information available as at 30 June 2006.

The weighted average share price at the dates of exercise, by equity instrument type, is as follows:

Options	$47.99
Performance Rights	-
GESP	$44.18

26 Share based payments (continued)

(c) Valuation assumptions and fair values of equity instruments granted

The fair value of services received in return for equity instruments granted are measured by reference to the fair value of equity instruments granted. The estimate of fair value of the services received is measured based on a combination of the Binomial and Black Scholes option valuation methodologies. The expected vesting period of equity instruments is also used as an input into the valuation model applied.

The following tables summarise the assumptions and fair values of unexercised equity instruments issued after 7 November 2002:

	Fair Value[1]	Share Price	Exercise Price	Expected volatility[2]	Life assumption	Expected dividend yield	Risk free interest rate
Options (by grant date)							
1 July 2003	$4.58	$12.08	$12.19	37.0%	3–5 years	2.5%	5.60%
2 October 2006 – Tranche 1	$17.12	$54.03	$52.44	27.0%	2 years	1.5%	5.67%
2 October 2006 – Tranche 2	$17.50	$54.03	$52.44	27.0%	3 years	1.5%	5.67%
2 October 2006 – Tranche 3	$17.87	$54.03	$52.44	27.0%	4 years	1.5%	5.67%
Performance Rights (by grant date)							
16 October 2003	$10.52	$16.25	Nil	37.0%	4 years	2.5%	5.61%
15 December 2003	$11.33	$17.51	Nil	37.0%	4 years	2.5%	5.79%
28 April 2004	$15.14	$22.91	Nil	35.0%	4 years	2.0%	5.71%
21 June 2004	$14.34	$21.72	Nil	34.0%	4 years	2.0%	5.63%
29 October 2004	$20.69	$28.80	Nil	34.0%	4 years	2.0%	5.32%
15 July 2005	$24.51	$34.90	Nil	27.0%	4 years	1.5%	5.19%
7 September 2005	$24.40	$34.75	Nil	27.0%	4 years	1.5%	5.10%
7 March 2006	$43.58	$53.25	Nil	27.0%	4 years	1.5%	5.37%
6 April 2006	$42.97	$53.41	Nil	27.0%	4 years	1.5%	5.51%
2 October 2006 – Tranche 1	$42.59	$54.03	Nil	27.0%	2 years	1.5%	5.67%
2 October 2006 – Tranche 2	$39.96	$54.03	Nil	27.0%	3 years	1.5%	5.67%
2 October 2006 – Tranche 3	$37.40	$54.03	Nil	27.0%	4 years	1.5%	5.67%
GESP (by grant date)[3]							
1 September 2004	$5.97	$26.03	$22.09	34.0%	6 months	2.0%	5.70%
1 March 2005	$7.60	$33.11	$28.14	34.0%	6 months	2.0%	5.70%
1 September 2005	$6.19	$34.52	$29.46	27.0%	6 months	1.5%	5.10%
1 March 2006	$10.89	$51.97	$44.17	27.0%	6 months	1.5%	5.37%
1 September 2006	$8.57	$50.63	$43.04	27.0%	6 months	1.5%	6.43%
1 March 2007	$13.07	$77.20	$65.62	27.0%	6 months	1.5%	6.41%

[1] Equity instruments are granted under a service condition and a non-market performance condition. Such conditions are not taken into account in the determination of fair value at grant date. The market conditions associated with equity instruments are incorporated into the determination of the fair value at grant date.

[2] The expected volatility is based on the historic volatility (calculated based on the remaining life assumption of each equity instrument), adjusted for any expected changes to future volatility due to publicly available information.

[3] The fair value of GESP equity instruments is estimated based on the assumptions prevailing on the grant date. In accordance with the terms and conditions of the GESP plan, shares are issued at the lower of the ASX market price on the first and last dates of the contribution period.

27 Key management personnel disclosures

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors
E A Alexander (Chairman)
I A Renard
M A Renshaw
K J Roberts
J Shine
J Akehurst
D Simpson (appointed 1 September 2006)
P H Wade (retired 30 September 2006)
A C Webster (retired 18 October 2006)

Executive directors
B A McNamee (Chief Executive Officer and Managing Director)
A M Cipa (Finance Director)

Executives
P Turner (President, CSL Behring)
C Armit (President, CSL Biotherapies)
A Cuthbertson (Chief Scientific Officer)
P Turvey (Company Secretary and General Counsel)
T Giarla (President, CSL Bioplasma)
A von Bibra (General Manager, Human Resources)
M Sontrop (General Manager, CSL Biotherapies Australia & New Zealand)

(a) Total compensation for key management personnel

	Consolidated Group		Parent Company	
	$ 2007	$ 2006	$ 2007	$ 2006
Short term				
Salary and Fees	**6,952,254**	6,192,904	**6,115,728**	5,306,879
Short term incentive cash bonus	**3,021,752**	4,271,247	**2,181,889**	3,384,564
Non-monetary benefits	**246,984**	365,655	**243,765**	331,271
Total	**10,220,990**	10,829,806	**8,541,382**	9,022,714
Post-employment				
Pension benefits	**628,236**	520,348	**510,217**	441,652
Retirement benefits	**839,072**	-	**839,072**	-
Total	**1,467,308**	520,348	**1,349,289**	441,652
Other long-term - Long service leave and equivalents	**376,348**	447,035	**306,279**	361,843
Termination benefits	**-**	-	**-**	-
Share-based payments				
Equity settled performance rights	**2,649,898**	1,625,820	**2,255,228**	1,416,676
Equity settled options	**704,624**	998,719	**592,207**	840,379
	3,354,522	2,624,539	**2,847,435**	2,257,055
Total	**15,419,168**	14,421,728	**13,044,385**	12,083,264

The Group has applied the relief granted in Regulation 2M.6.04 of the Corporations Act to disclose certain compensation information required by AASB 124 Related Parties Disclosure in respect of key management personnel in the Directors' Report.

27 Key management personnel disclosures (continued)

(b) Loans to key management personnel and their related parties (Group)

Details regarding the aggregate of loans made, guaranteed or secured by any entity in the Group to key management personnel and their related parties, and the number of individuals in each group, are as follows:

		Opening balance	Interest charged	Closing balance	Number in group
		$	$	$	
Total for key management personnel	**2007**	**5,431,000**	**63,000**	**1,006,000**	**9**
	2006	5,982,000	149,000	5,385,000	10
Total for other related parties	**2007**	-	-	-	-
	2006	-	-	-	-
Total for key management personnel	**2007**	**5,431,000**	**63,000**	**1,006,000**	**9**
and their related parties	2006	5,982,000	149,000	5,385,000	10

Details regarding loans outstanding at the reporting date to key management personnel and their related parties at any time during the reporting period, are as follows:

	Balance at 1 July 2006	Interest charged	Balance at 30 June 2007	Highest owing in period	Interest not charged
	$	$	$	$	$
Executive Directors					
B A McNamee	447,000	24,000	-	447,000	3,000
A M Cipa	46,000	2,000	46,000	897,000	9,000
Key Management Personnel					
P Turner	110,000	6,000	110,000	110,000	3,000
C Armit	1,615,000	9,000	-	1,615,000	40,000
A Cuthbertson	1,511,000	7,000	420,000	1,511,000	34,000
P Turvey	1,702,000	11,000	-	1,702,000	81,000
A von Bibra	-	-	-	295,000	2,000
T Giarla	-	-	-	-	-
M Sontrop	-	6,000	431,000	431,000	17,000

All of the loans relate to SESOP and SESOP II under which key management personnel were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under this plan. No grants of options have been made under SESOP II since July 2003.

Loans to key management personnel relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2.5%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 46.5%). The average commercial rate of interest during the year was 8.07%.

(c) Other key management personnel transactions with the company or its controlled entities

The key management personnel and their related entities have the following transactions with entities within the Group that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual relationships, including property leases and collaborative research arrangements, with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council, and Dr Virginia Mansour (whose husband is Dr Brian McNamee) is a member of the Council.

27 Key management personnel disclosures (continued)

(d) Options over equity instruments granted as compensation

The movement during the reporting period in the number of options over ordinary shares in the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

Options	Balance at 1 July 2006	Number Granted	Number Exercised	Number Lapsed / Forfeited	Balance at 30 June 2007	Number Vested during the year	Vested and exercisable at 30 June 2007
Executive Directors							
B A McNamee	-	52,920	-	-	52,920	-	-
A M Cipa	25,000	19,380	25,000	-	19,380	-	-
Executives							
P Turner	30,000	19,380	-	-	49,380	15,000	15,000
C Armit	50,000	-	40,000	-	10,000	10,000	-
A Cuthbertson	30,000	10,840	15,000	-	25,840	15,000	-
P Turvey	20,000	8,460	10,000	-	18,460	10,000	-
T Giarla	58,500	8,580	35,000	-	32,080	9,000	-
A von Bibra	18,480	6,240	13,200	-	11,520	13,200	-
M Sontrop	31,600	7,080	21,600	-	17,080	21,600	-
Total	**263,580**	**132,880**	**159,800**	-	**236,660**	**93,800**	**15,000**

Options were granted during the current year as follows:

Date granted	Tranche	Expiry date	Exercise price	Fair value
October 2006	Tranche 1	October 2013	$52.44	$17.12
October 2006	Tranche 2	October 2013	$52.44	$17.50
October 2006	Tranche 3	October 2013	$52.44	$17.87

No options have been granted since the end of the financial year. The options have been provided at no cost to the recipients.

For further details, including the key terms and conditions, grant and exercise dates for options granted to executives, refer note 26.

(e) Performance Rights over equity instruments granted as compensation

The movement during the reporting period in the number of performance rights over ordinary shares in the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

Performance Rights	Balance at 1 July 2006	Number Granted	Number Exercised	Number Lapsed / Forfeited	Balance at 30 June 2007	Number Vested during the year	Vested and exercisable at 30 June 2007
Executive Directors							
B A McNamee	147,500	15,640	-	-	163,140	70,000	70,000
A M Cipa	70,000	5,720	20,000	-	55,720	40,000	20,000
Executives							
P Turner	54,350	5,720	24,800	-	35,270	24,800	-
C Armit	21,850	-	8,400	-	13,450	8,400	-
A Cuthbertson	25,350	3,200	11,100	-	17,450	11,100	-
P Turvey	27,350	2,500	17,100	-	12,750	17,100	-
T Giarla	12,850	2,540	-	-	15,390	-	-
A von Bibra	4,800	1,840	1,500	-	5,140	1,500	-
M Sontrop	13,450	2,100	6,100	-	9,450	6,100	-
Total	**377,500**	**39,260**	**89,000**	-	**327,760**	**179,000**	**90,000**

For further details, including the key terms and conditions, grant and exercise dates for options granted to executives, refer note 26.

27 Key management personnel disclosures (continued)

(e) Performance Rights over equity instruments granted as compensation (continued)

Performance Rights were granted during the current year as follows:

Date granted	Tranche	Expiry date	Exercise price	Fair value
October 2006	Tranche 1	October 2013	$0	42.59
October 2006	Tranche 2	October 2013	$0	39.96
October 2006	Tranche 3	October 2013	$0	37.40

No Performance Rights have been granted since the end of the financial year. The Performance Rights have been provided at no cost to the recipients.

For further details, including the key terms and conditions, grant and exercise dates for all Performance Rights granted to executives, refer note 26.

Modification of terms of equity-settled share-based payment transactions

No terms of equity-settled share-based payment transactions (including options and performance rights granted as compensation to a key management person) have been altered or modified by the issuing entity during the reporting period.

(f) Exercise of equity instruments granted as compensation

During the reporting period, the following shares were issued on the exercise of options granted as compensation:

	30 June 2007			30 June 2006		
	Date Option Granted	Number of shares	Paid per share $	Date Option Granted	Number of shares	Paid per share $
Directors						
B A McNamee	-	-	-	-	-	-
A M Cipa	August 2000	25,000	$34.04	August 2000	50,000	$34.04
Executives						
P Turner	-	-	-	July 2002	45,000	$27.97
	-	-	-	August 2000	100,000	$34.04
C Armit	July 2002	40,000	$27.97	February 2000	40,000	$23.07
A Cuthbertson	July 2002	15,000	$27.97	February 2000	12,000	$21.01
	-	-	-	July 2002	45,000	$27.97
P Turvey	July 2002	10,000	$27.97	August 2000	50,000	$34.04
	-	-	-	July 2002	30,000	$27.97
T Giarla	June 2001	35,000	$37.54	July 2003	45,000	$12.19
A von Bibra	June 2001	5,280	$37.54	June 2001	21,120	$37.54
	July 2003	7,920	$12.19	-	-	-
M Sontrop	June 2001	6,600	$37.54	-	-	-
	July 2003	15,000	$12.19	-	-	-
Total		**159,800**			**438,120**	

27 Key management personnel disclosures (continued)

(f) Exercise of equity instruments granted as compensation (continued)

During the reporting period, the following shares were issued on the exercise of performance rights granted as compensation:

	30 June 2007			30 June 2006		
	Date Performance Right Granted	Number of shares	Paid per share $	Date Performance Right Granted	Number of shares	Paid per share $
Directors						
B A McNamee	-	-	-	-	-	-
A M Cipa	October 2003	20,000	-	-	-	-
Executives						
P Turner	December 2003	12,600	-	-	-	-
	June 2004	12,200	-	-	-	-
C Armit	December 2003	8,400	-	-	-	-
A Cuthbertson	December 2003	6,100	-	-	-	-
	June 2004	5,000	-	-	-	-
P Turvey	December 2003	7,100	-	-	-	-
	June 2004	10,000	-	-	-	-
T Giarla	-	-	-	-	-	-
A von Bibra	June 2004	1,500	-	-	-	-
M Sontrop	June 2004	6,100	-	-	-	-
Total		**89,000**			-	

There are no amounts unpaid on the shares as a result of the exercise of options or performance rights.

Movements in shares	Balance at 1 July 2006	Options / Performance Rights Exercised during year	(Shares sold)/ Purchased	Balance at 30 June 2007
Executive Directors				
B A McNamee	**293,511**	-	(85,000)	**208,511**
A M Cipa	**8,547**	45,000	(45,000)	**8,547**
Non-Executive Directors				
E A Alexander	**7,047**	-	579	**7,626**
P H Wade	**32,151**	-	(32,151)	-
J Akehurst	**6,844**	-	314	**7,158**
I A Renard	**6,904**	-	314	**7,218**
M A Renshaw	**1,190**	-	314	**1,504**
K J Roberts	**5,369**	-	314	**5,683**
J Shine	-	-	357	**357**
D J Simpson	-	-	186	**186**
A C Webster	**9,373**	-	(9,373)	-
Executives				
P Turner	**12,242**	24,800	(12,200)	**24,842**
C Armit	**70,910**	48,400	(110,000)	**9,310**
A Cuthbertson	**57,379**	26,100	(57,000)	**26,479**
P Turvey	**51,258**	27,100	(76,959)	**1,399**
T Giarla	-	35,000	(35,000)	-
A von Bibra	**638**	14,700	(14,559)	**779**
M Sontrop	**2,056**	27,700	(5,959)	**23,797**
Total	**565,419**	**248,800**	**(480,823)**	**333,396**

There have been no movements in shareholdings of key management personnel between 30 June 2007 and the date of this report.

28 Non key management personnel related party disclosure

Ultimate Controlling Entity

The ultimate controlling entity is CSL Limited.

Identity of related parties

The Parent Company has a related party relationship with its subsidiaries (see note 31) and with its key management personnel (see note 27).

Other related party transactions

The Parent Company entered into the following transactions during the year with related parties in the Group:

Wholly owned subsidiaries

- Loans were advanced and repayments received on the long term intercompany accounts;
- Interest was charged on outstanding intercompany loan account balances;
- Sales and purchases of products;
- Licensing of intellectual property;
- Provision of marketing services by controlled entities; and
- Management fees were received from a controlled entity.

The sales, purchases and other services were undertaken on commercial terms and conditions.

Payment for intercompany transactions is through intercompany loan accounts and may be subject to extended payment terms.

Amounts payable to and receivable from parties in the wholly owned subsidiaries are set out in the notes to the financial statements.

Partly owned subsidiaries

- No transactions occurred during the year.

Amounts payable to and receivable from parties in the partly owned subsidiaries are set out in the notes to the financial statements.

Transactions with key management personnel and their related parties

Disclosures relating to key management personnel are disclosed in note 27.

Transactions with other related parties

During the year, the parent and subsidiaries made contributions to defined benefit and contribution Pension plans as disclosed in note 25.

Ownership interests in related parties

The ownership interests in related parties in the Group are disclosed in note 31. All transactions with subsidiaries have been eliminated on consolidation.

	Consolidated Group		Parent Company	
	2007 $	2006 $	2007 $	2006 $
29 Remuneration of Auditors				
Amounts received, or due and receivable, for the audit and review of the financial reports of the Parent Company and its subsidiaries by:				
Ernst & Young	**765,771**	751,500	**765,771**	751,500
Ernst & Young related practices	**2,297,783**	2,541,364	**-**	-
	3,063,554	3,292,864	**765,771**	751,500
Amounts received, or due and receivable, for the other services in relation to the Parent Company and its subsidiaries by:				
Ernst & Young				
- due diligence / completion audits	**16,000**	16,000	**16,000**	16,000
- compliance and other audits	**13,850**	13,050	**13,850**	13,050
Ernst & Young related practices				
- compliance and other audits	**64,575**	181,193	**-**	-
	94,425	210,243	**29,850**	29,050
	3,157,979	3,503,107	**795,621**	780,550

30 Commitments and contingencies

(a) Operating leases

	Consolidated Group 2007	Consolidated Group 2006	Parent Company 2007	Parent Company 2006
Non-cancellable operating lease rentals are payable as follows:				
Not later than one year	**31,329**	35,667	**1,464**	1,259
Later than one year but not later than five years	**83,270**	86,466	**1,851**	2,084
Later than five years	**115,722**	117,482	**123**	370
	230,321	239,615	**3,438**	3,713

Operating leases entered into relate predominantly to leased land and rental properties. Rental payments are predominantly fixed, but generally contain inflation escalation clauses on which contingent rentals are determined. No operating leases contain restrictions on financing or other leasing activities.

(b) Finance leases

	Consolidated Group 2007	Consolidated Group 2006	Parent Company 2007	Parent Company 2006
Future minimum lease payments are payable as follows:				
Not later than one year	**4,218**	4,771	**-**	-
Later than one year but not later than five years	**15,830**	17,416	**-**	-
Later than five years	**41,534**	49,160	**-**	-
Total minimum lease payments	**61,582**	71,347	**-**	-
Future finance charges	**(25,217)**	(29,826)	**-**	-
Finance lease liability	**36,365**	41,521	**-**	-
The present value of finance lease liabilities is as follows:				
Not later than one year	**1,964**	2,198	**-**	-
Later than one year but not later than five years	**7,917**	8,372	**-**	-
Later than five years	**26,484**	30,951	**-**	-
	36,365	41,521	**-**	-
Finance lease – current liability (refer note 15)	**1,920**	2,111	**-**	-
Finance lease – non-current liability (refer note 15)	**34,445**	39,410	**-**	-
	36,365	41,521	**-**	-

Finance leases entered into relate predominantly to leased plant and equipment. Lease payments are generally fixed for the life of the agreement. At the end of the lease term, the Group has the option to purchase the equipment at a discount to market value, a price deemed to be a bargain purchase option. No finance leases contain restrictions on financing or other leasing activities.

	Consolidated Group		Parent Company	
	2007 $	2006 $	2007 $	2006 $
30 Commitments and contingencies (continued)				
(c) Total lease liability				
Current				
Finance leases (refer note 15)	**1,920**	2,111	-	-
Surplus lease space (refer note 17)	**724**	2,343	-	-
	2,644	4,454	-	-
Non-current				
Finance leases (refer note 15)	**34,445**	39,410	-	-
Surplus lease space (refer note 17)	**-**	948	-	-
	34,445	40,358	-	-
	37,089	44,812	-	-
(d) Capital commitments				
Capital expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	**57,597**	40,109	**19,295**	13,832
Later than one year but not later than five years	**1,202**	8,160	**-**	-
Later than five years	**-**	-	**-**	-
	58,799	48,269	**19,295**	13,832

(e) Contingent assets and liabilities

Guarantees

The Group and Parent Company provide certain financial guarantees in the ordinary course of business. No liability has been recognised in relation to these guarantees as the fair value of the guarantees is immaterial.

Service agreements

The maximum contingent liability for benefits under service agreements, in the event of an involuntary redundancy, is between 3 to 12 months. Agreements are held with the managing director and persons who take part in the management of the companies in the Group. The maximum liability that could arise, for which no provisions are included in the financial statements is as follows:

Service agreements	**7,901**	7,683	**5,783**	5,463

Litigation

As noted in the 30 June 2006 Annual Report, the Group was involved in litigation with Bayer over alleged infringement of the Group's interest in the Freudenberg patent covering technology involved in the production of rFVIII. Bayer had filed a counter suit against the Group, claiming breach of the Helixate supply agreement. This litigation has now been settled, and no longer represents a contingency to the Group.

The Group is involved in other litigation in the ordinary course of business. The directors believe that future payment of a material amount in respect of litigation is remote. An estimate of the financial effect of this litigation cannot be calculated as it is not practicable at this stage. The Group has disclaimed liability for, and is vigorously defending, all current material claims and actions that have been made.

Deed of cross guarantee

The Parent Company has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The Parent Company, and the subsidiaries which are party to the deed, have guaranteed the repayment of all current and future creditors in the event that any of these companies are wound up. Refer note 33 for details.

31 Controlled Entities

	Country of incorporation	Percentage Owned		
		2007 %	2006 %	
Company:				
CSL Limited	Australia			
Subsidiaries of CSL Limited:				
CSL Biotherapies Pty Ltd	Australia	**100**	-	(d)
Cervax Pty Ltd	Australia	**74**	74	
CSL Biotherapies (NZ) Limited	New Zealand	**100**	100	(a)
Iscotec AB	Sweden	**100**	100	(a)
Zenyth Therapeutics Pty Ltd	Australia	**100**	-	(c)
Zenyth Operations Pty Ltd	Australia	**100**	-	(c)
Amrad Pty Ltd	Australia	**100**	-	(c)
CSL International Pty Ltd	Australia	**100**	100	
CSL Finance Pty Ltd	Australia	**100**	100	
CSL Behring ApS	Denmark	**100**	100	(a)
CSL Behring AG	Switzerland	**100**	100	(a)
ZLB GmbH	Germany	**100**	100	(a)
CSL UK Holdings Limited	England	**100**	100	(a)
ZLB Bioplasma UK Limited	England	**100**	100	(a)
CSLB Holdings Inc	USA	**100**	100	
CSL Biotherapies Inc	USA	**100**	100	(a)
ZLB Bioplasma (Hong Kong) Limited	Hong Kong	**100**	100	(a)
CSL Behring LLC	USA	**100**	100	(a)
CSL Behring Sales Force Inc.	USA	**100**	100	(a)
ZLB Bioplasma Inc	USA	**100**	100	(a)
CSL Behring Canada Inc.	Canada	**100**	100	(a)
CSL Behring Brazil Comercio de Produtos Farmaceuticals Ltda	Brazil	**100**	100	(a)
CSL Behring KK	Japan	**100**	100	(a)
CSL Behring S.A. de C.V.	Mexico	**100**	100	(a)
CSL Behring S.A.	France	**100**	100	(a)
CSL Biotherapies GmbH	Germany	**100**	100	(a)
CSL Behring Foundation for Research and Advancement of Patient Health	USA	**100**	100	(a)
CSL Behring Verwaltungs GmbH	Germany	**100**	100	(a)
CSL Behring Beteiligungs GmbH & Co KG	Germany	**100**	100	(a)
ZLB Plasma Services GmbH	Germany	**100**	100	(a)
CSL Behring GmbH	Germany	**100**	100	(a)
CSL Behring (Switzerland) AG	Switzerland	**100**	100	(a)
CSL Behring GmbH	Austria	**100**	100	(a)
CSL Behring S.A.	Spain	**100**	100	(a)
CSL Behring A.B.	Sweden	**100**	100	(a)
CSL Behring S.p.A.	Italy	**100**	100	(a)
CSL Behring N.V.	Belgium	**100**	100	(a)
CSL Behring Lda	Portugal	**100**	100	(a)
CSL Behring MEPE	Greece	**100**	100	(a)
CSL Biotherapies Asia Pacific Limited	Hong Kong	**100**	100	(a)
CSL Behring S.A.	Argentina	**100**	100	(a)
CSL Behring Holdings Ltd.	England	**100**	100	(a)
CSL Behring UK Ltd.	England	**100**	100	(a)
ZLB Behring Asia Pacific Limited	Hong Kong	**-**	100	(b)

(a) Audited by affiliates of the Company auditors.
(b) ZLB Behring Asia Pacific Limited was liquidated during the year.
(c) Zenyth Therapeutics and its subsidiaries were acquired by CSL Limited during the year.
(d) CSL Biotherapies Pty Ltd was incorporated during the year.

32 Acquisition of Controlled Entities

On 10 November 2006, the Group acquired 100% of the share capital of Zenyth Therapeutics Limited (Zenyth), a Biotechnology company, for a cash consideration of $103,711,000.

The acquired business contributed revenues of $3,572,000 and a loss before tax of $5,349,000 to the Group for the period from acquisition to 30 June 2007. This result is included within "Other Human Health" in the Segment Information contained in note 2. If the acquisition had occurred on 1 July 2006, consolidated revenue and consolidated profit for the year ended 30 June 2007 would not have been materially affected.

Details of net assets acquired and goodwill are as follows:

	$'000
Purchase consideration:	
Cash paid	103,711
Direct costs relating to the acquisition	1,870
Total purchase consideration	105,581
Fair value of net identifiable assets acquired (see below)	93,498
Goodwill	12,083

The goodwill attributable to the acquisition of Zenyth represents the know-how of the research staff.

The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $000	Fair value amount $000
Cash and cash equivalents	1,642	1,642
Trade and other receivables	1,409	1,409
Other financial assets	40,889	41,605
Property plant & equipment	1,383	610
Intangible assets	-	53,952
Trade and other payables	(5,000)	(5,000)
Provisions	(720)	(720)
Net identifiable assets acquired	39,603	93,498

Outflow of cash to acquire business, net of cash acquired:

	$'000
Cash consideration	(103,711)
Direct costs relating to the acquisition	(1,870)
Cash and cash equivalents in subsidiary acquired	1,642
Cash outflow on acquisition	(103,939)

Note: Other Financial Assets comprise Unit Trust investments that were converted to cash following the acquisition.

33 Deed of Cross Guarantee

A deed of cross guarantee between CSL Limited, CSL International Pty Ltd, CSL Finance Pty Ltd, CSL Biotherapies Pty Ltd and Zenyth Therapeutics Pty Ltd was executed on 28 June 2007 and relief was obtained from preparing financial statements of CSL International Pty Ltd, CSL Finance Pty Ltd, CSL Biotherapies Pty Ltd and Zenyth Therapeutics Pty Ltd under the ASIC Class Order.

Financial information for the class order group comprising CSL Limited, CSL International Pty Ltd, CSL Finance Pty Ltd, CSL Biotherapies Pty Ltd and Zenyth Therapeutics Pty Ltd (from its acquisition on 10 November 2006) is as follows:

Summarised income statement	**Consolidated Group**	
	2007 $000	**2006 $000**
Profit before tax	**319,293**	243,272
Income tax expense	**(1,928)**	(10,268)
Net profit	**317,365**	233,004
Balance sheet		
CURRENT ASSETS		
Cash and cash equivalent	**306,016**	434,383
Trade and other receivables	**96,401**	58,975
Current tax assets	**-**	57,374
Inventories	**110,739**	66,426
Total Current Assets	**513,156**	617,158
NON-CURRENT ASSETS		
Trade and other receivables	**188,705**	429,080
Other financial assets	**1,604,074**	1,259,318
Property, plant and equipment	**323,771**	268,881
Deferred tax assets	**24,724**	24,457
Intangible assets	**72,802**	20,000
Retirement benefit assets	**7,887**	1,840
Total Non-Current assets	**2,221,963**	2,003,576
TOTAL ASSETS	**2,735,119**	2,620,734
CURRENT LIABILITIES		
Trade and other payables	**140,696**	109,361
Interest-bearing liabilities and borrowings	**32,338**	359,855
Current tax liabilities	**24,123**	24,801
Provisions	**28,250**	26,116
Deferred government grants	**100**	371
Total Current Liabilities	**225,507**	520,504
NON-CURRENT LIABILITIES		
Trade and other payables	**17,459**	69,813
Interest-bearing liabilities and borrowings	**548,066**	274,399
Deferred tax liabilities	**15,512**	37,225
Provisions	**5,681**	5,223
Deferred government grants	**4,961**	4,093
Total Non-Current Liabilities	**591,679**	390,753
TOTAL LIABILITIES	**817,186**	911,257
NET ASSETS	**1,917,933**	1,709,477
EQUITY		
Contributed equity	**1,023,941**	994,101
Reserves	**43,885**	24,133
Retained earnings	**850,107**	691,243
TOTAL EQUITY	**1,917,933**	1,709,477

	Consolidated Group 2007 $000	Consolidated Group 2006 $000
33 Deed of Cross Guarantee (continued)		
Summary of movements in consolidated retained earnings of the closed group		
Retained earnings at beginning of the financial year	**691,243**	581,196
Net profit	**317,365**	233,004
Actuarial gain / (loss) on defined benefit plans, net of tax	**4,033**	1,437
Dividends provided for or paid	**(162,534)**	(124,394)
Retained earnings at the end of the financial year	**850,107**	691,243

34 Earnings Per Share

	2007 $000	2006 $000
Earnings used in calculating basic and dilutive earnings per share comprises:		
Profit attributable to ordinary shareholders	**539,299**	117,357

	Number of shares 2007	Number of shares 2006
Weighted average number of ordinary shares used in the calculation of basic earnings per share:	**182,569,313**	182,025,674
Effect of dilutive securities:		
Senior Executive Share Ownership Plan options	**446,227**	697,530
Employee Performance Rights	**775,569**	587,904
Global Employee Share Plan	**16,497**	29,299
Contingent Consideration	**-**	7,098,615
Adjusted weighted average number of ordinary shares used in the calculation of diluted earnings per share:	**183,807,606**	190,439,022

Contingent consideration

In the prior year, in accordance with AASB 133 Earnings Per Share, contingent consideration that could be settled in either cash or ordinary shares was required to be included in the calculation of diluted earnings per share where the effect is dilutive. This amount was cash settled in February 2007.

Conversions, calls, subscription or issues after 30 June 2007

Since the end of the financial year, 20,800 performance rights have been exercised and shares issued as a result of the exercise.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

35 Financial Instruments

Objectives for holding derivative financial instruments

The Group is primarily exposed to the risk of adverse movements in exchange rates and interest rates and accordingly uses derivative financial instruments to manage specifically identified risks as approved by the board of directors. The accounting policy applied by the Group in respect to derivative financial instruments is outlined in note 1(v).

The purpose of specific derivative instruments that may be used by the Group is as follows:

- Foreign currency forward exchange contracts are purchased predominantly to hedge the foreign currency value of receivables and payables. Forward exchange contracts are purchased when considered necessary to create a desired hedge position; and
- Interest rate swap agreements are used to convert variable interest rate exposures on certain debt to fixed rates. These swaps entitle the Group to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts.

Interest Rate Risk Exposures

The Group is, from time to time, exposed to interest rate risk through primary financial assets and liabilities. In accordance with the Group entities approved risk management policies, derivative financial instruments such as interest rate swaps are used to hedge interest rate risk exposures. As at 30 June 2007, no derivative financial instruments hedging interest rate risk were outstanding (2006: Nil).

The following tables summarise interest rate risk for income-earning financial assets and interest-bearing financial liabilities, the effective interest rates as at balance date and the periods in which they reprice.

Consolidated Group – June 2007	Floating rate (a)	Fixed interest rate maturing in: 1 year or less	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total	Average interest rate
	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial Assets							
Cash and cash equivalents	480,237	-	-	-	-	480,237	5.34%
Trade and other receivables	-	-	-	-	627,647	627,647	-
Other financial assets	-	-	-	-	14,402	14,402	-
	480,237	-	-	-	642,049	1,122,286	
Financial Liabilities							
Trade and other payables	-	-	-	-	439,510	439,510	-
Bank loans – unsecured	667,360	-	-	-	-	667,360	4.11%
Deferred consideration – intangibles acquired	-	14,197	-	-	-	14,197	2.97%
Deferred consideration – subsidiary acquired	-	-	-	-	-	-	-
Bank overdraft – unsecured	6,099	-	-	-	-	6,099	4.97%
Senior unsecured notes	-	16,751	67,947	199,038	-	283,736	5.22%
Lease liabilities	-	1,920	7,959	26,486	-	36,365	6.35%
	673,459	32,868	75,906	225,524	439,510	1,447,267	

35 Financial Instruments (continued)

Consolidated Group – June 2006	Floating rate (a)	Fixed interest rate maturing in: 1 year or less	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total	Average interest rate
	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial Assets							
Cash and cash equivalents	753,694	-	-	-	-	753,694	4.75%
Trade and other receivables	-	-	-	-	611,352	611,352	-
Other financial assets	-	-	-	-	12,600	12,600	-
	753,694	-	-	-	623,952	1,377,646	
Financial Liabilities							
Trade and other payables	-	-	-	-	388,979	388,979	-
Bank loans – unsecured	486,922	-	-	-	-	486,922	2.59%
Deferred consideration – intangibles acquired	-	9,261	16,459	-	-	25,720	2.78%
Deferred consideration – subsidiary acquired	-	80,228	82,262	-	-	162,490	4.35%
Bank overdraft – unsecured	5,706	-	-	-	-	5,706	5.10%
Senior unsecured notes	-	18,993	75,713	241,764	-	336,470	5.22%
Lease liabilities	-	2,111	8,394	31,016	-	41,521	6.14%
	492,628	110,593	182,828	272,780	388,979	1,447,808	

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance sheet date.

The following tables summarise interest rate risk for income-earning financial assets and interest-bearing financial liabilities, the effective interest rates as at balance date and the periods in which they reprice.

Parent Company – June 2007	Floating rate (a)	Fixed interest rate maturing in: 1 year or less	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total	Average interest rate
	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial Assets							
Cash and cash equivalents	-	-	-	-	-	-	-
Trade and other receivables	-	-	-	-	342,057	342,057	-
Other financial assets	-	-	-	-	1,341,701	1,341,701	-
	-	-	-	-	1,683,758	1,683,758	
Financial Liabilities							
Trade and other payables	-	-	-	-	513,731	513,731	-
Bank Overdrafts – Unsecured	58,723	-	-	-	-	58,723	5.00%
	58,723	-	-	-	513,731	572,454	

35 Financial Instruments (continued)

Parent Company – June 2006	Floating rate (a)	Fixed interest rate maturing in: 1 year or less	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total	Average interest rate
	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial Assets							
Cash and cash equivalents	177,290	-	-	-	-	177,290	5.62%
Trade and other receivables	-	-	-	-	110,851	110,851	-
Other financial assets	-	-	-	-	1,232,935	1,232,935	-
	177,290	-	-	-	1,343,786	1,521,076	
Financial Liabilities							
Trade and other payables	-	-	-	-	688,999	688,999	-
	-	-	-	-	688,999	688,999	

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance sheet date.

Foreign Exchange Risk

The Group enters into forward exchange contracts to buy and sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the Group against exchange rate movements. Contracts to buy and sell foreign currencies are entered into from time to time to offset purchase and sale obligations in order to maintain a desired hedge position.

The Parent Company and other subsidiaries also enter into forward contracts to hedge foreign currency receivables from other entities within the group.

These receivables are eliminated on consolidation, however, the hedges are in place to protect the Parent Company and other group subsidiaries from movements in exchange rates that would give rise to an income statement impact.

Hedges of net investment in foreign subsidiaries

Included in Interest Bearing Liabilities (refer note 15) as at 30 June 2007, are Unsecured Notes amounting to US$79.69m (2006: US$86.66m) and €67.92m (2006: €70.33m) that are designated as a hedge of the Group's investment in ZLB Holdings Inc and CSL Behring GmbH. A net foreign exchange gain of $22.1m (2006: loss of $8.5m) was recognised in equity on translation of these borrowings to Australian Dollars.

Included in Interest Bearing Liabilities (refer note 15) as at 30 June 2007, are Bank Loans amounting to €130m (2006: €130m) that are designated as a hedge of the Group's investment in CSL Behring GmbH. A net foreign exchange gain of $16.6m (2006: loss of $17.3m) was recognised in equity on translation of these borrowings to Australian Dollars.

There was no ineffectiveness recognised on this hedging during the year.

Sensitivity analysis

In managing interest rate and currency risks the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. However, over the longer-term, permanent changes in foreign exchange and interest rates would give rise to a Group income statement impact.

At 30 June 2007 it is estimated that a general movement of one percentage point in interest rates would change the Group's profit after tax by approximately $3.7m (2006: $1.8m). This calculation is based on applying a 1% movement to the Group's net debt at the year end, tax effected at the Group's effective tax rate.

It is estimated that a general movement of one percentage point in the value of the Australian Dollar against other currencies would change the Group's profit after tax by approximately $5.1m for the year ended 30 June 2007 (2006: $3.3m). This calculation is based on changing the actual exchange rate of Australian Dollars to all other currencies during the year by 1% and applying these adjusted rates to the individual local currency profits generated in the current financial year. The forward exchange contracts have been included in this calculation.

Notes to the Financial Statements continued

for the year ended 30 June 2007

35 Financial Instruments (continued)

Fair values

The fair values, together with the carrying amounts of Financial Asset and Financial Liabilities shown in the balance sheet, are as follows:

	Carrying amount	Fair Value	Carrying amount	Fair Value
Consolidated Group	**2007 $000**	**2007 $000**	**2006 $000**	**2006 $000**
Financial Assets				
Cash and cash equivalents	**480,237**	**480,237**	753,694	753,694
Trade and other receivables	**627,647**	**627,647**	611,352	611,352
Other financial assets				
Derivatives	-	-	-	-
Unlisted equity securities	**7,913**	**7,913**	4,728	4,728
Managed financial assets	**6,489**	**6,489**	7,872	7,872
	1,122,286	**1,122,286**	1,377,646	1,377,646
Financial Liabilities				
Bank overdraft	**6,099**	**6,099**	5,706	5,706
Trade and other payables	**439,510**	**439,510**	388,979	388,979
Interest bearing liabilities and borrowings				
Unsecured bank loans	**667,360**	**667,360**	486,922	486,922
Unsecured notes	**283,736**	**286,025**	336,470	338,462
Deferred cash settlement	**14,197**	**14,197**	188,210	188,210
Finance leases	**36,365**	**36,365**	41,521	41,521
Other financial liabilities				
Derivatives	-	-	-	-
	1,447,267	**1,449,556**	1,447,808	1,449,800

There are no unrecognised gains or losses.

Parent Company				
Financial Assets				
Cash and cash equivalents	-	-	177,290	177,290
Trade and other receivables	**342,057**	**342,057**	110,851	110,851
Other financial assets				
Derivatives	-	-	-	-
Unlisted equity securities	**7,913**	**7,913**	4,728	4,728
Long term deposits	-	-	-	-
Managed financial assets	-	-	-	-
	349,970	**349,970**	292,869	292,869
Financial Liabilities				
Bank overdraft	**58,723**	**58,723**	-	-
Trade and other payables	**513,731**	**513,731**	688,999	688,999
Interest bearing liabilities and borrowings				
Unsecured bank loans	-	-	-	-
Unsecured notes	-	-	-	-
Deferred cash settlement	-	-	-	-
Finance leases	-	-	-	-
Other financial liabilities				
Derivatives	-	-	-	-
	572,454	**572,454**	688,999	688,999

There are no unrecognised gains or losses.

The following methods and assumptions were used to determine the net fair values of financial assets and liabilities:

Trade and other receivables / payables

The carrying value of trade and other receivables/payables with a remaining life of less than one year is deemed to reflect its fair value. All other trade and other receivables/payables are discounted to determine fair values.

35 Financial Instruments (continued)

Other financial assets – Derivatives

Forward exchange contracts are either marked to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate. Where discounted cash flows are used, estimated future cash flows are based on the director's best estimate and the discount rate is a market related rate for a similar instrument at the balance sheet date.

Other financial assets – other

Fair value is estimated using valuation techniques including recent arm's length transactions of like assets, discounted cash flow analysis and comparison to fair values of similar financial instruments.

Interest bearing liabilities and borrowings

Fair value is calculated based on the discounted expected future principal and interest cash flows.

Interest bearing liabilities and borrowings – Finance leases

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect change in interest rates.

Funding and liquidity risk

Funding and liquidity risk is the risk that CSL cannot meet its financial commitments as and when they fall due. One form of this risk is credit spread risk which is the risk that in refinancing its debt, CSL may be exposed to an increased credit spread (the credit spread is the margin that must be paid over the equivalent government or risk free rate or swap rate). Another form of this risk is liquidity risk which is the risk of not being able to refinance debt obligations or meet other cash outflow obligations at any reasonable cost when required.

Liquidity and re-financing risks are not significant for the Group, as CSL has a relatively low gearing level and strong cash flows, and also maintains surplus liquidity on the balance sheet. The focus on improving operational cash flow and maintaining a strong balance sheet mitigates refinancing and liquidity risks enabling the Group to actively manage its capital position.

CSL's objectives in managing its funding and liquidity risks include ensuring the Group can meet its financial commitments as and when they fall due, ensuring the Group has sufficient funds to achieve its working capital and investment objectives, ensuring that short-term liquidity, long-term liquidity and crisis liquidity requirements are effectively managed, minimising the cost of funding and maximising the return on any surplus funds through efficient cash management, and ensuring adequate flexibility in financing to balance short-term liquidity requirements and long-term core funding, and minimise refinancing risk.

The below table shows the profile of financial liabilities:

	Maturing in			
Consolidated Group – June 2007	**1 year or less**	**Over 1 year to 5 years**	**Over 5 years**	**Total**
	$'000	**$'000**	**$'000**	**$'000**
Financial Liabilities				
Trade and other payables	439,510	-	-	439,510
Bank loans – unsecured	118,178	549,182	-	667,360
Deferred consideration – intangibles acquired	14,197	-	-	14,197
Deferred consideration – subsidiary acquired	-	-	-	-
Bank overdraft – unsecured	6,099	-	-	6,099
Senior unsecured notes	16,751	67,947	199,038	283,736
Lease liabilities	1,920	7,959	26,486	36,365
	596,655	625,088	225,524	1,447,267
Consolidated Group – June 2006				
Financial Liabilities				
Trade and other payables	388,979	-	-	388,979
Bank loans – unsecured	347,333	139,589	-	486,922
Deferred consideration – intangibles acquired	9,261	16,459	-	25,720
Deferred consideration – subsidiary acquired	80,228	82,262	-	162,490
Bank overdraft – unsecured	5,706	-	-	5,706
Senior unsecured notes	18,993	75,713	241,764	336,470
Lease liabilities	2,111	8,394	31,016	41,521
	852,611	322,417	272,780	1,447,808

35 Financial Instruments (continued)

Funding and liquidity risk (continued)

	Maturing in			
Parent Company – June 2007	**1 year or less**	**Over 1 year to 5 years**	**Over 5 years**	**Total**
	$'000	**$'000**	**$'000**	**$'000**
Financial Liabilities				
Trade and other payables	513,731	-	-	513,731
Bank Overdrafts – Unsecured	58,723	-	-	58,723
	572,454	-	-	572,454
Parent Company – June 2006				
Financial Liabilities				
Trade and other payables	688,999	-	-	688,999
Bank Overdrafts – Unsecured	-	-	-	-
	688,999	-	-	688,999

Credit Risk

Credit risk represents the extent of credit related losses that the Group may be subject to on amounts to be exchanged under financial instruments contracts or the amount receivable from trade and other debtors. Management has established policies to monitor and limit the exposure to credit risk on an on-going basis.

Transactions involving derivative financial instruments are with counterparties with whom the Group has a signed netting agreement as well as sound credit ratings. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

The Group minimises the credit risks associated with trade and other debtors by undertaking transactions with a large number of customers in various countries.

The maximum exposure to credit risk at balance date is the carrying amount, net of any allowance for doubtful debts or impairment, of each financial asset, including derivative financial instruments, in the balance sheet.

The credit quality of financial assets that are neither past due, nor impaired is as follows:

For the year ended 30 June 2007	**Financial Institutions**	**Governments**	**Hospitals**	**Buying Groups**	**Other**	**Total**
Cash and cash equivalents	480,237	-	-	-	-	480,237
Trade and other receivables	1,736	44,417	211,772	180,447	189,275	627,647
Other financial assets	14,402	-	-	-	-	14,402
	496,375	44,417	211,772	180,447	189,275	1,122,286
For the year ended 30 June 2006						
Cash and cash equivalents	753,694	-	-	-	-	753,694
Trade and other receivables	1,242	36,104	209,817	170,555	193,634	611,352
Other financial assets	12,600	-	-	-	-	12,600
	767,536	36,104	209,817	170,555	193,634	1,377,646

The Group has not renegotiated any material collection/repayment terms of any financial assets in the current financial year.

35 Financial Instruments (continued)

Credit Risk (continued)

An analysis of trade receivables that are past due and the allowance for doubtful debts is as follows:
All other financial assets are less than 30 days overdue.

	Not impaired	Impaired	Allowance for doubtful debts
For the year ended 30 June 2007:	**$000**	**$000**	**$000**
Trade and other receivables:			
less than 30 days overdue	378,105	-	-
more than 30 but less than 90 days overdue	67,782	-	-
more than 90 days overdue	83,057	18,853	18,853
	528,944	18,853	18,853
For the year ended 30 June 2006:			
Trade and other receivables:			
less than 30 days overdue	357,451	-	-
more than 30 but less than 90 days overdue	84,605	-	-
more than 90 days overdue	82,926	13,744	13,744
	524,982	13,744	13,744

Financial assets are considered impaired where there is objective evidence that the Group will not be able to collect all amounts due according to the original trade and other receivable terms. Factors considered when determining if an impairment exists include aging and timing of expected receipts and the credit worthiness of counterparties. An allowance for doubtful debts is created for the difference between the assets carrying amount and the present value of estimated future cash flows. The Group's trading terms do not generally include the requirement for customers to provide collateral as security for financial assets.

Capital Risk Management

The Group and the Parent Company are not subject to any externally imposed capital requirements.

The Group's and the Parent Company's objectives when managing capital are to safeguard their ability to continue as a going concern, so that they continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

CSL Limited

Directors' Declaration

(1) In the opinion of the Directors:

(a) the financial report, and the additional disclosures included in the directors' report designated as audited, of the company and of the Group are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and Group's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ended 30 June 2007.

(3) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 33 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee dated 28 June 2007.

Made in accordance with a resolution of the directors.

Elizabeth A Alexander
Chairman

Brian A McNamee
Managing Director

Melbourne
22 August 2007

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent Audit Report

to Members of CSL Limited

We have audited the accompanying financial report of CSL Limited and the entities it controlled during the period, which comprises the income statement, balance sheet, statement of recognised income and expense, cash flow statement, a summary of significant accounting policies, other explanatory notes and the directors' declaration for the year ended 30 June 2007.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 39 to 50 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion

In our opinion:

1. the financial report of CSL Limited is in accordance with:

   (a) the *Corporations Act 2001*, including:

      (i) giving a true and fair view of the financial position of CSL Limited and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and

      (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations); and

   (b) other mandatory financial reporting requirements in Australia.

2. the financial report comprising the financial statements and notes thereto also complies with International Financial Reporting Standards as disclosed in Note 1.

3. the remuneration disclosures that are contained on pages 39 to 50 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ernst & Young

Denis Thorn

Denis Thorn
Partner
Melbourne
22 August 2007

CSL Limited
45 Poplar Road Parkville
Victoria 3052 Australia

Telephone: +61 3 9389 1911
Facsimile: +61 3 9387 8454
www.csl.com.au

CSL

Dear Shareholder

I have much pleasure in inviting you to our 17th Annual General Meeting, a Notice of which is attached.

The Meeting will be held at the Function Centre at the National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne on Wednesday, 17 October, 2007, commencing at 10.00 a.m. Refreshments will be available before and after the Meeting.

Trams from Flinders Street stop at the Rod Laver Arena tram stop. Proceed through the car park to the ramp leading to the Function Centre. If driving, take Entrance D off Swan Street and proceed to the Northern Car Park. Entrance A off Batman Avenue will also be open for those travelling from the City via the Batman Avenue tollway. At either Entrance A or Entrance D, take a ticket from the gate on arrival. You will be able to validate this ticket at the validation machine in the venue during registration. You can then use the validated ticket to exit the venue after the Annual General Meeting.

Please bring this Notice with you as the barcode printed on it will assist registration and admission.

If you cannot attend but wish to appoint a Proxy, a personalised proxy form is enclosed which may be returned in the envelope provided.

To comply with legal requirements, representatives of companies holding shares who wish to vote should complete and bring or mail in the "Certificate of Appointment of a Corporate Representative" which may be continuing or for this Meeting only. A new form is not required if a continuing Appointment form has been lodged previously. A form of the Certificate may be obtained from the Company's share registry.

The Managing Director and I will be reviewing the operations of the Group over the past 12 months, concentrating on the performance of CSL Behring during the year.

Shareholders will also be asked to consider the re-election of three Directors, being Messrs John Akehurst, Maurice Renshaw and Ian Renard, all of whom are eligible and are seeking to be re-elected as Directors of the Company. All three Directors have been valuable contributors to Board considerations and all have received the support of the Board in seeking to be re-elected.

Shareholders will be asked to approve a Share Split whereby each fully paid ordinary share in CSL will be subdivided into three fully paid ordinary shares. Similarly, each existing option or performance right held by CSL executives will be split into three options or performance rights (as applicable). The Board considers that the Share Split will benefit shareholders by increasing the liquidity and affordability to retail investors of the Company's shares.

In addition, shareholders will be asked to approve an increase in the maximum aggregate remuneration payable to Non-Executive Directors. The present aggregate was approved by shareholders at the Annual General Meeting in October 2004. Since that time the Company has more than doubled in size with significant international expansion. Therefore in order to be able to attract and retain Directors with the appropriate experience and skill base, an increase in the maximum aggregate sum is required to ensure that remuneration of Non-Executive Directors remains competitive. The increase will also serve to accommodate any increase in the number of Directors to be appointed to the Board in the future.

Shareholders will also be asked to adopt the Remuneration Report relating to Directors and Executives remuneration, which is included in the Directors' Report published in the Company's 2007 Annual Report and which outlines the Board's policies for determining the remuneration of Directors and Executives and, amongst other things, the relationship between those policies and CSL's performance.

Your participation at the Meeting will be both welcome and appreciated by your Directors who look forward to presenting an informative programme.

Yours sincerely

Elizabeth Alexander
CHAIRMAN

14 September 2007

CSL


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Notice of Annual General Meeting

NOTICE IS GIVEN that the Seventeenth Annual General Meeting of CSL Limited (ABN 99 051 588 348) will be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne on 17 October 2007 at 10.00 am (EST).

CSL

Notice of Annual General Meeting

02-3709

ORDINARY BUSINESS

1. Accounts and Reports

To receive and consider the Financial Statements and the reports of the Directors and Auditors for the year ended 30 June 2007, and to note the final dividend in respect of the year ended 30 June 2007 declared by the Board and paid by the Company.

2. Election of Directors

a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That John Akehurst, a Director retiring from office by rotation in accordance with Rule 99(a) of the Constitution, being eligible, is re elected as a Director of the Company.'

b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Maurice Renshaw, a Director retiring from the office by rotation in accordance with Rule 99(a) of the Constitution, being eligible, is re elected as a Director of the Company.'

c) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Ian Renard, a Director retiring from the office by rotation in accordance with Rule 99(a) of the Constitution, being eligible, is re elected as a Director of the Company.'

Information about the candidates for re election, together with information about voting by any significant foreign shareholder in the Company, is included in the Explanatory Notes.

SPECIAL BUSINESS

3. Share Split

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That, in accordance with section 254H of the Corporations Act, the Company convert all the fully paid ordinary shares in the issued capital of the Company into a larger number on the basis that every one (1) fully paid ordinary share be subdivided into three (3) fully paid ordinary shares with effect from 7.00pm (Melbourne time) on 24 October 2007, and that options and performance rights on issue at that time in respect of ordinary shares in the Company be adjusted in accordance with the ASX Listing Rules.'

For Information on the proposed Share Split, see the Explanatory Notes.

4. Remuneration of Directors

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That for the purposes of Rule 88 of the Company's Constitution and ASX Listing Rule 10.17, the maximum aggregate amount that may be paid to all the Non-Executive Directors of the Company by the Company and any subsidiaries of the Company for their services as Directors of the Company or of such subsidiaries, in respect of each financial year of the Company commencing on or after 1 July 2007, be increased from $1,500,000 to $2,000,000 per annum.'

The Company will disregard any votes cast on this Resolution by:

- a Director of the Company; and
- an associate of a Director.

However, the Company need not disregard a vote if:

- It is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or.
- It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with their direction on the Proxy Form to vote as the proxy decides (and the acknowledgement box on the Proxy Form in relation to the Resolution is marked).

For information on the proposed increased and the maximum aggregate remuneration of Directors see the Explanatory Notes.

5. Adoption of the Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That the Remuneration Report (which forms part of the Directors' report) for the year ended 30 June 2007 be adopted.'.

For information on the Remuneration Report, see the Explanatory Notes.

INFORMATION ON PROXIES

Please note that:

- a shareholder of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy;
- a proxy need not be a shareholder of the Company;
- a shareholder who is entitled to cast two or more votes may appoint not more than two proxies and may specify the proportion or number of votes each proxy is appointed to exercise; and
- to be valid the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or a certified copy thereof) must be lodged, or received by fax, at least 48 hours prior to the meeting at the following address:

Computershare Investor Services Pty Limited

GPO Box 242

Melbourne VIC 3001

Fax: (03) 9473 2555

A proxy appointment form accompanies this Notice of Annual General Meeting.

The Company has determined that for the purposes of voting at the meeting, shares will be taken to be held by those who hold them at 10.00pm on 15 October 2007.

BY THE ORDER OF THE BOARD

Peter R Turvey - Company Secretary
14th September 2007

EXPLANATORY NOTES

RESOLUTION 2 - ELECTION OF DIRECTORS

Candidates for Election to the Office of Director

John Akehurst, *MA (Oxon), FIMechE - (age 58)*
Engineering, Management (resident in Western Australia)

Mr Akehurst was appointed to the CSL Board in April 2004. After graduating in Engineering from Oxford University, he has had 30 years' experience in the international hydrocarbon industry, most recently as managing Director and CEO of Woodside Petroleum Ltd. Prior to this, he held a number of engineering and management positions with the Royal Dutch/Shell Group of Companies. Mr Akehurst is a Director of Alinta Limited and of Coogee Resources Limited. He is Chairman of Indigo Energy Ltd, a Director of Biostarch Technologies Ltd and a former Director of Oil Search Limited. He is also a Director of the University of Western Australia Business School and of Youth Focus, a charitable organisation dedicated to the prevention of youth suicide.

Maurice A Renshaw, *B.Pharm. - (age 60)*
International Pharmaceutical Industry
(resident in New South Wales)

Mr Renshaw was appointed to the CSL Board in July 2004. Formerly he was Vice President of Pfizer Inc, Executive Vice President, Pfizer Global Consumer Group and President of Pfizer's Global Consumer Healthcare Division. Prior to his positions in Pfizer, Mr Renshaw was Vice President of Warner Lambert Co and President of Parke Davis USA. Mr Renshaw has had more than thirty years experience in the international pharmaceutical industry.

Ian A Renard, *BA LLM FAICD - (age 61)*
Law (resident in Victoria)

Mr Renard was appointed to the CSL Board in August 1998. For many years he practised in company and commercial law. He is a Director of Hillview Quarries Pty Ltd, SP Australia Networks (Distribution) Ltd and SP Australia Networks (Transmission) Ltd. Mr Renard is Chancellor of the University of Melbourne.

Voting restrictions on any significant foreign shareholder

As required by the Commonwealth Serum Laboratories Act, the Company's Constitution provides that if the Board becomes aware of a 'significant foreign shareholding' in the Company, the Board must be divided into two classes of directors, comprising O class and A class directors. The Constitution defines a 'significant foreign shareholder' as a foreign person who has a relevant interest in at least 5% of the voting shares of the Company.

The number of O class directors must be the number nearest to but not exceeding one third of the directors. Thus in a Board of 9 members, there would need to be 3 O class directors and 6 A class directors. Under the Constitution, the Managing Director must be regarded as an A class director.

All shareholders are entitled to vote on the election of an O class director. A significant foreign shareholder (including any controlled entities and nominees of the significant foreign shareholder to the extent they hold the shares which comprise the significant foreign shareholding) may not vote on the election or removal of an A class director.

As required by the Constitution, the Board conducts periodic reviews of the Company's share register with a view to determining whether or not there are any significant foreign shareholders. For example, the Company reviews the underlying ownership of substantial shareholders of the Company who, in accordance with Chapter 6C of the Corporations Act, must give notice to the Company and the ASX if they and their associates have relevant interests in 5% or more of the voting shares in the Company. In most cases to date, where the substantial shareholder is a foreign company or a member of a foreign company's group, it has been in its capacity as a fund manager. The Constitution provides that a fund manager is only a foreign person for this purpose if the total interests of foreign persons in the fund represent more than 40% of the total.

As a result of those periodic reviews, the Board has determined that all the shares presently owned or controlled by or registered in the names of Barclays PLC (a foreign company) and its subsidiaries (the ***Barclays Group***) are part of a significant foreign shareholding, because members of the Barclays Group have a relevant interest (as defined in the Corporations Act) in those shares, and because the Company understands that the total interests of foreign persons in the relevant funds managed by the members of the Barclays Group exceed 40% of the total. Based on the last substantial shareholding notice lodged with the Australian Stock Exchange, the Barclays Group had relevant interests in 5.19% of the ordinary shares in the Company at 28 February 2006.

The Board has also determined that all the shares presently owned or controlled by or registered in the names of FMR

Corp., Fidelity International Ltd and their subsidiaries (the ***Fidelity Group***) are part of a significant foreign shareholding because they have a relevant interest (as defined in the Corporations Act) in those shares and because the Company understands that the total interests of foreign persons in the relevant funds managed by the Fidelity Group exceed 40% of the total. Based on the last substantial shareholding notice lodged with the Australian Stock Exchange, the Fidelity Group had relevant interests in 11.30% of the ordinary shares in the company at 24 July 2007.

Accordingly, Barclays PLC, its controlled entities and its nominees (to the extent they own or hold shares in which the Barclays Group has a relevant interest) and FMR Corp. and Fidelity International Limited, their controlled entities and their nominees (to the extent they own or hold shares in which the Fidelity Group has a relevant interest), and any other significant foreign shareholder at the time of the Annual General Meeting, will be prohibited from voting at the election of each A class director at the 2007 Annual General Meeting.

In accordance with the Constitution, the Board of Directors has determined that Elizabeth Alexander, Ian Renard and John Shine be classified as O class directors, with the rest of the Directors being classified as A class directors.

At the 2007 Annual General Meeting, one O class director (being Mr Ian Renard) and two A class directors (being Mr John Akehurst and Mr Maurice Renshaw) will retire by rotation and have made themselves available for re election.

RESOLUTION 3 - SHARE SPLIT

Under section 254H of the Corporations Act 2001, a company may convert all or any of its shares into a larger number of shares by resolution passed at a general meeting. ASX Listing Rule 7.22.2 also requires that the number of options on issue must be subdivided in the same ratio as the ordinary capital and the exercise price must be amended in inverse proportion to that ratio.

It is proposed that the Company subdivide all its issued ordinary shares (***Shares***) on the basis that every one Share be divided into three Shares (***Share Split***). The Share Split is intended to benefit shareholders by increasing the liquidity and affordability to retail investors of the Shares.

If Resolution 3 is approved by shareholders, each existing Share will be split into three Shares with effect from 7.00pm (Melbourne time) on 24 October 2007, and each option and performance right on issue at that time under the Company's employee equity plans will be split into three, and the exercise price (if any) will decrease by a factor of three. For example, on the Share Split becoming effective, a shareholder holding 1,000 pre-Share Split Shares will hold 3,000 post-Share Split Shares. Similarly, the holder of 1,000 options with an exercise price of $60 per option pre-Share Split will hold 3,000 post Share Split options, with an exercise price of $20 per option.

Immediately after the Share Split, each shareholder will still hold the same proportion of the Company's total number of Shares as immediately before the Share Split.

Assuming that no further Shares, options or performance rights are issued or lapse, as at 1 September 2007 the Share Split will result in the total number of:

- Shares in the Company increasing from 183,203,042 to 549,609,126;
- options on issue under the Company's Senior Executive Share Ownership Plans increasing from 292,660 to 877,980;
- performance rights on issue under the Company's Performance Rights Plan increasing from 823,330 to 2,469,990; and
- performance options on issue under the Company's Performance Rights Plan increasing from 449,480 to 1,348,440.

Notice of Annual General Meeting

Australian income tax considerations

It is generally expected that no Australian income tax liability should arise to shareholders as a result of the Share Split. The Share Split should not give rise to a CGT event for shareholders that hold their Shares on capital account for Australian income tax purposes. Similarly, the Share Split should not give rise to an Australian income tax liability for shareholders that hold their Shares on revenue account for Australian income tax purposes, on the basis that no ordinary income will be realised as a result of the Share Split. In both cases, the taxpayer's "cost" of the original Shares will be spread across their subdivided Shares for Australian income tax purposes and those subdivided Shares will be deemed to have been acquired on the same day as the taxpayer acquired the original Shares.

The comments above provide a summary of some of the Australian income tax considerations that may be relevant to shareholders as a result of the Share Split. These comments are general in nature and should not be relied upon as a substitute for specific professional advice. The Company strongly recommends that shareholders seek and obtain their own specific advice (taking into account their particular circumstances) in relation to the proposed Share Split.

None of the Company, its officers or advisers accept any responsibility for any shareholder's taxation consequences of the Share Split.

Timetable

After the Share Split becomes effective, the Company will despatch notices to shareholders, optionholders and performance rights holders advising them of the number of Shares, options or performance rights (as applicable) held by them both before and after the Share Split. The Company will also arrange for new holding statements to be issued to shareholders, optionholders and performance rights holders in accordance with the requirements of the ASX Listing Rules.

If the Share Split is approved by shareholders the following timetable will apply:

Date of AGM. Last day of trading Shares on a pre-Share Split basis.	17 October 2007
Trading commences in the post-Share Split Shares on a deferred settlement basis.	18 October 2007
Last day for the Company to register transfers on a pre-Share Split basis. Share Split effective at 7.00pm (Melbourne time).	24 October 2007
First day for the Company to register securities on a post-Share Split basis.	25 October 2007
Despatch date for notice to shareholders and new holding statements. Deferred settlement trading ends.	31 October 2007

Notice of Annual General Meeting

RESOLUTION 4 - REMUNERATION OF DIRECTORS

In accordance with Rule 88 of the Company's Constitution and ASX Listing Rule 10.17, shareholders of the Company are being asked to approve an increase in the maximum aggregate amount which may be paid as Non-Executive Directors' fees by $500,000 from $1,500,000 to $2,000,000 per annum.

The current aggregate amount of $1,500,000 was fixed at the Annual General Meeting in 2004. Since that time the Company has more than doubled in size with significant international expansion in the Company's business and it is becoming even more important that the Company remains able to attract and retain Directors with the appropriate experience and skill base to oversee the Company's business and strategic direction. Accordingly remuneration of Non-Executive Directors must remain competitive. Consequently the Board has undertaken a review of Non-Executive Directors' remuneration and measured Non-Executive Directors' fees against the top 50 listed ASX companies excluding major banks and resource companies. The review determined that fees for Chairmen and Non-Executive Directors had generally increased in the order of 19% and 15% respectively over the past 12 months.

The proposed change will also accommodate an increase in the number of Directors which the Board feels is necessary in light of the expanded scope and complexity of the Company's business.

In view of the above, the Board considers that it is appropriate to put this proposed increase to the shareholders at this time. The amendment will be treated as applying in respect of each financial year of the Company commencing on or after 1 July 2007. The company will, of course, in future continue to set the actual level of remuneration of its Non-Executive Directors within that time limit after having regard to market practice, Board performance and other appropriate factors.

Disclosure of Directors' remuneration will continue to be made to shareholders in each Annual Report in accordance with applicable legal and Australian Stock Exchange requirements.

RESOLUTION 5 - ADOPTION OF THE REMUNERATION REPORT

Under the Corporations Act 2001 (Cth), the Company is required to include, in the Directors' Report, a detailed Remuneration Report setting out certain prescribed information relating to directors' and executives' remuneration, and submit this for adoption by resolution of shareholders at the Annual General Meeting.

The Directors' Report for the year ended 30 June 2007 contains such a Remuneration Report. A copy of the report is set out on pages 39 to 50 of the 2007 Annual Report and can also be found on the CSL website at www.csl.com.au.

The Remuneration Report discusses matters including (but not limited to):

- Board policies for determining the remuneration of directors and executives;
- The relationship between the policies and CSL's performance;
- If the remuneration of directors and executives are performance based, details of these performance conditions; and
- Certain 'prescribed details' of the directors and the relevant key management personnel of the Company group.

Shareholders are asked to adopt the Remuneration Report.

The shareholder vote is advisory only and does not bind the directors of the Company.

CSL Limited
ABN 99 051 588 348
45 Poplar Road
Parkville
Victoria 3052
Australia
Phone: +61 3 9389 1911
Fax: +61 3 9389 1434

www.csl.com.au

CSL

Proxy Form

All correspondence to:

Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Enquiries (within Australia) 1800 646 882
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

CSL Limited
ABN 99 051 588 348

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse of this form) ☐

Appointment of Proxy

I/We being a member/s of CSL Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ____________ **Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.**

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of CSL Limited to be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne on Wednesday, 17 October 2007 at 10:00am and at any adjournment of that meeting.

☐ **IMPORTANT: FOR ITEM 4 BELOW**
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he or she has an interest in the outcome of that Item and that votes cast by him or her, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 4 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 4.

Voting directions to your proxy – please mark ☒ to indicate your directions

		For	Against	Abstain*
Item 2a	To re-elect Mr John Akehurst as a Director	☐	☐	☐
Item 2b	To re-elect Mr Maurice Renshaw as a Director	☐	☐	☐
Item 2c	To re-elect Mr Ian Renard as a Director	☐	☐	☐
Item 3	Share Split	☐	☐	☐
Item 4	Remuneration of Directors	☐	☐	☐
Item 5	Adoption of the Remuneration Report	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, or if your votes entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy.

☐ Mark with an 'X' if you wish to appoint a second proxy. **AND** ______ % **OR** ______ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Director	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

CSL 4PF

CSL™

HOW TO COMPLETE THE PROXY FORM

Your Name and Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting - ie, by 10.00am on Monday 15 October 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to CSL Limited share registry at the address opposite, or
- by delivering to the Registered office of CSL Limited
  45 Poplar Road,
  Parkville Victoria 3052

CSL Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555

CSL Limited
45 Poplar Road Parkville
Victoria 3052 Australia

T +613 9389 1911
F +613 9389 1434
www.csl.com.au

2007 SEP 26 A 10:53

CSL

ASX Announcement

For immediate release

14 September 2007

Proposed 3 for 1 Share Split

As previously announced, CSL Limited (the ***Company***) is proposing to subdivide its issued capital on the basis that every one (1) fully paid ordinary share (each a ***Share***) be subdivided into three (3) fully paid ordinary shares (the ***Share Split***), and that options and performance rights on issue be adjusted in accordance with the Listing Rules.

The Share Split is intended to benefit shareholders by increasing the liquidity and affordability to retail investors of the Shares.

If approval is given at the Annual General Meeting (***AGM***) to be held on 17 October 2007, each existing Share will be split into three Shares with effect from 7.00pm (Melbourne time) on 24 October 2007, and each option and performance right on issue at that time under the company's employee equity plans will be split into three, and the exercise price (if any) will decrease by a factor of three.

Immediately after the Share Split, each shareholder will still hold the same proportion of the Company's total number of Shares as immediately before the Share Split.

Based on the number of Shares, options and performance rights on issue as at 1 September 2007, the Share Split would result in the total number of:

- Shares increasing from 183,203,042 to 549,609,126; and
- Options, performance rights and performance options on issue under the Company's employee equity plans increasing from 1,565,470 to 4,696,410.

Timetable

After the Share Split becomes effective, the Company will despatch notices to Shareholders, optionholders and performance rights holders advising them of the number of Shares, options or performance rights (as applicable) held by them both before and after the Share Split. The Company will also arrange for new holding statements to be issued to shareholders, optionholders and performance rights holders in accordance with the requirements of the ASX Listing Rules.

If the Share Split is approved by shareholders the following timetable will apply:

Date of AGM. Last day of trading Shares on a pre-Share Split basis.	17 October 2007
Trading commences in the post-Share Split Shares on a deferred settlement basis.	18 October 2007
Last day for the Company to register transfers on a pre-Share Split basis. Share Split effective at 7.00pm (Melbourne time).	24 October 2007
First day for the Company to register securities on a post-Share Split basis.	25 October 2007
Despatch date for notice to shareholders and new holding statements. Deferred settlement trading ends.	31 October 2007

For further information please refer to the Notice of AGM.

Peter Turvey
Company Secretary
14 September 2007

For more information about CSL Limited, visit *www.csl.com.au*

END